     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1997.


                                                      REGISTRATION NO. 333-22959

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 JAYMARK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         8748                        33-0744824
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                            ------------------------

                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 535-3100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ERIC P. WENAAS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 JAYMARK, INC.
                            9775 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 535-3100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           CAMERON JAY RAINS, ESQ.                       JAMES R. TANENBAUM, ESQ.
            DOUGLAS J. REIN, ESQ.                          GLENN D. SMITH, ESQ.
             DAVID R. YOUNG, ESQ.                     STROOCK & STROOCK & LAVAN LLP
         GRAY CARY WARE & FREIDENRICH                    2029 CENTURY PARK EAST,
          A PROFESSIONAL CORPORATION                            SUITE 1800
       4365 EXECUTIVE DRIVE, SUITE 1600                 LOS ANGELES, CA 90067-3086
           SAN DIEGO, CA 92121-2189                           (310) 556-5800
                (619) 677-1400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS         SUBJECT TO COMPLETION, DATED MAY 14, 1997


                                1,300,000 SHARES

                                      LOGO

                              CLASS A COMMON STOCK
                            ------------------------

     ALL OF THE 1,300,000 SHARES OF CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE, OFFERED HEREBY ARE BEING SOLD BY JAYMARK, INC. ("JAYMARK" OR THE "COMPANY"). THE COMPANY'S COMMON STOCK CONSISTS OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK. OTHER THAN THE CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK INTO SHARES OF CLASS A COMMON STOCK OVER A FOUR-YEAR PERIOD COMMENCING UPON THE CLOSING OF THIS OFFERING, THE RIGHTS, PREFERENCES AND PRIVILEGES OF EACH CLASS OF COMMON STOCK ARE IDENTICAL IN ALL RESPECTS.


     Prior to this offering, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company's Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "JMRK."

                            ------------------------


      THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                           UNDERWRITING
                                        PRICE TO           DISCOUNTS AND          PROCEEDS
                                         PUBLIC           COMMISSIONS(1)        TO COMPANY(2)
-------------------------------------------------------------------------------------------------
  Per Share.......................           $                   $                    $
-------------------------------------------------------------------------------------------------
  Total(3)........................           $                   $                    $

================================================================================

(1) Excludes the value of warrants to be issued to the representative of the Underwriters (the "Representative") to purchase up to 130,000 shares of Class A Common Stock (the "Representative's Warrants"). The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses of the offering payable by the Company estimated to be $1,025,000.


(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 195,000 additional shares of Class A Common Stock on the same terms and conditions as the Class A Common Stock offered hereby solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions
    and Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting."

     The shares of Class A Common Stock offered hereby are offered by the Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Class A Common Stock will be made at the offices of Brean
Murray & Co., Inc. in New York, New York on or about                , 1997.
                            ------------------------

                            BREAN MURRAY & CO., INC.
                            ------------------------

               The date of this Prospectus is             , 1997.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          FIBRESTAR(TM) FIBRE CHANNEL
                   GIGABIT SOLUTIONS FOR TODAY AND THE FUTURE

Up to 126 Users Per Loop
     Simultaneous Network & Storage Products
          Copper or Fiber-Optic Cables Depending Upon Distance

[Schematic diagram illustrating a computer network in three buildings of various sizes using Fibre Channel technology.]

Full Utilization of Link Speed (1063 Mbps), Even with Multiple Users
     Network Attached Offsite Storage (Up to 6 Miles)
          Expands Up to 16 Million Users

           POTENTIAL APPLICATIONS
- Airline Reservation Systems                        [Legend depicting figures used to represent
- Stock Brokerage and Loan Processing                the following items in the above schematic
- Broadcast Video and Video Editing                  diagram: FibreStar adapters, Disk
- Geographical and Thermal Mapping                   Array/RAID, Hub, Switch, Super Server,
- Point of Sale Transaction Processing               Server, Supercomputer and Workstation.]
- Semiconductor Chip Design and Testing
- Multi-Facility (Campus) Networks
- Scientific Computing and Simulation
- Medical Imaging                                    FIBRESTAR PRODUCT FAMILY
- Data Warehouses
- Robotics Control                                   [Picture of FibreStar adapter cards.]

                               TABLE OF CONTENTS


                                                                                    PAGE
                                                                                    -----
    Prospectus Summary............................................................      4
    Risk Factors..................................................................      7
    Use of Proceeds...............................................................     14
    Dividend Policy...............................................................     14
    Capitalization................................................................     15
    Dilution......................................................................     16
    Selected Consolidated Financial Data..........................................     17
    Management's Discussion and Analysis of Financial Condition and Results of
      Operations..................................................................     18
    Business......................................................................     23
    Management....................................................................     41
    Certain Transactions..........................................................     49
    Principal Stockholders........................................................     50
    Description of Capital Stock..................................................     52
    Shares Eligible for Future Sale...............................................     53
    Underwriting..................................................................     55
    Legal Matters.................................................................     56
    Experts.......................................................................     56
    Additional Information........................................................     56
    Glossary......................................................................     58
    Index to Consolidated Financial Statements....................................    F-1


                            ------------------------

     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than in connection with the offer made by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Class A Common Stock offered hereby in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to its date.

     Until          , 1997 (25 days after the date of this Prospectus), all
dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

     FibreStar and Auto-Arrestor are trademarks of the Company. This Prospectus also contains trade names and trademarks of other companies that are the property of their respective holders.
                            ------------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors." The shares of Class A Common Stock offered hereby involve a high degree of risk and investors should carefully consider information set forth in "Risk Factors." Unless otherwise indicated, all information in this Prospectus (i) gives effect to a three-for-five reverse stock split to be consummated prior to the effectiveness of this offering, (ii) gives effect to the Company's reincorporation in Delaware to be completed prior to the effectiveness of this offering, and (iii) assumes that the Underwriters' over-allotment option as described in "Underwriting" is not exercised. See "Glossary" for the definition of certain terms used herein.

                                  THE COMPANY

     Jaymark provides advanced technology products and services to the Department of Defense (the "DoD") and other government agencies, and commercializes selected government-funded technologies following a disciplined evaluation of market size and profitability. The Company's first products developed under this commercialization strategy are high-speed digital communication adapters, which have been sold in production quantities since December 1996. These products, marketed under the FibreStar brand, are designed to the ANSI Fibre Channel standard. The Fibre Channel standard has become well supported in the industry because of its high performance, which includes (i) the highest commercially available speed (2125 megabits per second ("Mbps") in full duplex), (ii) scalability (up to 126 nodes on a single loop), (iii) simplicity of installation and maintenance, (iv) multiprotocol transport (simultaneously within both storage and network environments), (v) long connection distance (up to six miles), and (vi) high reliability of data reception and absence of congestion with multiple users. FibreStar products provide essential hardware and software to reduce network congestion, thereby delivering substantial performance improvement to users requiring high-bandwidth data transmission capabilities, including multimedia, in such applications as
(i) business and scientific computing, (ii) high volume database access for the financial and retail industries, and (iii) multistream digital video transmission and editing for the entertainment and broadcast industries.

     With over twenty years of government-funded advanced technology development, the Company has established several core competencies, including
(i) electronic and electro-optic system design, (ii) communications engineering,
(iii) electromagnetic effects, and (iv) nuclear and high-explosive weapon effects (e.g., blast and shock effects on structures). In 1991, under the leadership of new management, the Company began to target government contracts involving the development of proprietary technologies with potential commercial applications ("dual-use technologies").

     The Company's objective is to increase profitability by leveraging its core competencies and its advanced government-funded research through commercialization of dual-use technologies. The key elements of the Company's strategy are to:

     - Establish FibreStar as a leading line of adapters in the emerging market for networking and storage products utilizing the Fibre Channel standard.

     - Selectively identify and commercialize additional dual-use technologies and products with compelling market potential, and establish separate business entities, when appropriate, to provide dedicated management and focused business objectives.

     - Maintain and expand core competencies to provide new proprietary technologies, products and resources through the pursuit of government-funded research and strategic acquisitions.


     The Company has recently formed a wholly owned subsidiary, Jaycor Networks, Inc. ("JNI" or "Jaycor Networks"), to which it contributed its FibreStar products and technology in order to capitalize on the commercial potential of these products. The efficient and rapid transfer of information throughout networks has become increasingly critical to the daily operation of business. The annual market for Fibre Channel adapters, such as the FibreStar products, is projected to grow from $68 million in 1996 to over $200 million in 1997 and to exceed $1 billion by the year 2000, according to an industry study by emf Associates and Andrew Prophet Research & Consulting, two networking consulting groups. The Company believes that only a small portion of this market is currently associated with independent suppliers of Fibre Channel adapters. In the future, however, the Company believes that independent suppliers, such as JNI, will supply a larger portion of the market. As an example of how widely the Fibre Channel standard has been adopted, JNI and 35 other companies exhibited a variety of their Fibre Channel product lines at the Comdex computer trade show meeting in November 1996, including Adaptec, Ancor Communications, Box Hill Systems, Digital Equipment Corporation, Emulex, Gadzoox Microsystems, Hewlett-Packard, Intel, Interphase, LSI Logic, QLogic, Quantum, Seagate Technology, Sun Microsystems, Texas Instruments, Unisys, Vitesse Semiconductor, and XPoint Technology. From December 1996 to April 1997, JNI shipped over $750,000 of FibreStar products.


     The Company's government contract business is performed through Jaycor, Inc. ("Jaycor"), its wholly owned subsidiary. Jaycor's objective is to maintain and expand its advanced technology government research base, which will provide both the technology and resources for further product commercialization. In addition to FibreStar, Jaycor has developed other dual-use technologies that have the potential for successful commercial applications, including: (i) a bomb-resistant luggage container designed for aircraft safety, (ii) an Auto-Arrestor to prevent or terminate dangerous high-speed chases, (iii) several non-lethal weapon applications for military and domestic security purposes, and
(iv) several weapon detection systems. Jaycor intends to focus on areas in which government funding is likely to remain stable or increase, while simultaneously identifying problems and providing solutions to the government in areas in which its core competencies provide a competitive advantage. Jaycor maintains active relationships with the Departments of Defense, State, Justice, Transportation, and Energy, and had approximately 200 contracts or subcontracts that generated revenue during the fiscal year ended January 31, 1997, which were funded by approximately 40 different government agencies, most of which are within the DoD.


     Unless the context otherwise requires, the "Company" or "Jaymark" refers to Jaymark, Inc. and its consolidated subsidiaries. The Company's principal executive offices are located at 9775 Towne Centre Drive, San Diego, California 92121, and its telephone number at that location is (619) 535-3100. The Company is in the process of reincorporating in Delaware and will complete such reincorporation prior to the effectiveness of this offering.


                                  THE OFFERING


Common Stock Offered by the Company..........  1,300,000 shares of Class A Common Stock
Common Stock Outstanding After the
  Offering(1)................................  1,648,306 shares of Class A Common Stock(2)
                                               1,393,334 shares of Class B Common Stock(2)
Use of Proceeds..............................  For general corporate purposes, including product development, working capital and potential acquisitions,
                                               for repayment of indebtedness outstanding under the
                                               Company's bank line of credit, and to finance the
                                               Company's repurchase, subject to certain conditions, of
                                               120,000 shares of Common Stock
Nasdaq National Market Symbol................  "JMRK"


---------------
(1) Unless the context otherwise requires, the term "Common Stock" collectively refers to the Class A Common Stock and Class B Common Stock of the Company. Other than the conversion of the Class B Common Stock into Class A Common Stock over a four-year period commencing upon the closing of this offering, the rights, preferences and privileges of each class of Common Stock are identical in all respects. Approximately 95% of such outstanding shares of Class B Common Stock are held directly or indirectly by executive officers and directors of the Company, current and former employees of the Company and the Company's Employee Stock Ownership Plan (the "ESOP"). See "Principal Stockholders," "Management -- Benefit Plans" and "Description of Capital Stock."

(2) Approximately 25% of such outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock upon each of the first four anniversaries of the closing of this offering. Gives effect to the Company's repurchase, subject to certain conditions, of 120,000 shares of Common Stock to be consummated within 30 days of the closing of this offering. Excludes 1,277,625 shares of Class B Common Stock issuable upon the exercise of outstanding options at January 31, 1997 at a weighted average exercise price of $4.91 per share, 972,908 of which were exercisable as of such date. The shares of Class B Common Stock issuable upon exercise of such options convert into shares of Class A Common Stock over a four-year period commencing on the closing of this offering. Also excludes (i) 130,000 shares of Class A Common Stock issuable upon exercise of the Representative's Warrants, (ii) 10,928 shares of Common Stock reserved for issuance pursuant to the terms of an acquisition which was completed in October 1995, and
    (iii) 8,596 shares of Common Stock potentially issuable pursuant to the terms of an Employment Agreement. See "Use of Proceeds," "Capitalization," "Management -- Benefit Plans," "Underwriting" and Notes 6 and 9 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      YEAR ENDED JANUARY 31,
                                                     ---------------------------------------------------------
                                                       1997        1996        1995        1994        1993
                                                     ---------   ---------   ---------   ---------   ---------
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues...........................................  $  54,403   $  52,928   $  57,656   $  55,901   $  57,695
Costs and expenses:
  Cost of revenues.................................     44,930      43,803      47,846      46,656      48,684
  Selling, general and administrative..............      6,449       5,977       7,363       6,592       6,733
  Research and development(1)......................        532         560         228         206         365
                                                     ---------   ---------   ---------   ---------   ---------
                                                        51,911      50,340      55,437      53,454      55,782
                                                     ---------   ---------   ---------   ---------   ---------
Operating income...................................      2,492       2,588       2,219       2,447       1,913
Interest expense...................................      1,888       2,018       1,721       1,632         568
                                                     ---------   ---------   ---------   ---------   ---------
Income before income taxes.........................        604         570         498         815       1,345
Provision for income taxes(2)......................        247         234         176          95         562
                                                     ---------   ---------   ---------   ---------   ---------
Net income.........................................  $     357   $     336   $     322   $     720   $     783
                                                     =========   =========   =========   =========   =========
Net earnings per share.............................  $    0.17   $    0.16   $    0.15   $    0.30   $    0.30
                                                     =========   =========   =========   =========   =========
Shares used in per share calculation...............  2,043,200   2,075,900   2,131,400   2,678,400   3,093,600
                                                     =========   =========   =========   =========   =========



                                                                                   JANUARY 31, 1997
                                                                            ------------------------------
                                                                              ACTUAL        AS ADJUSTED(3)
                                                                            -----------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash......................................................................    $    85          $  9,322
Working capital (deficit).................................................       (806)           12,717
Total assets..............................................................     31,870            41,107
Bank line of credit.......................................................      4,286                --
Mortgage debt, less current portion.......................................     13,217            13,217
Long-term liabilities, excluding mortgage debt............................      1,281             1,281
Mandatorily redeemable ESOP shares(4).....................................      3,159                --
Stock repurchase obligation...............................................      1,000                --
Total stockholders' equity................................................      1,132            18,814


---------------
(1) Most of the Company's research and development efforts are funded directly under development contracts with the U.S. government and are included in cost of revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Provision for income taxes in fiscal year 1994 includes a credit of $231 from a change in method of accounting for income taxes, as described in Note 1 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect the sale by the Company of 1,300,000 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, after deduction of underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom (including the potential repurchase of 120,000 shares). See "Use of Proceeds" and "Capitalization."


(4) Represents the Company's potential obligation prior to the closing of this offering to repurchase shares of Class B Common Stock upon distribution by the ESOP of vested shares to retiring or terminated plan participants due to the fact that such shares are not readily tradeable. Following the closing of this offering, this potential obligation may, at the Company's option, be satisfied by the distribution from the ESOP of shares of Class A Common Stock which are readily tradeable, and therefore such amount will be reclassified to stockholders' equity. See "Management -- Benefit Plans" and Notes 6 and 9 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

     This Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth below and elsewhere in this Prospectus. An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in the shares of Class A Common Stock offered hereby.

RISKS ASSOCIATED WITH ENTERING COMMERCIAL MARKETS

     Historically, the Company's business has been focused on providing advanced technology products and services to the DoD and other government agencies. The Company believes that its future growth and increased profitability are largely dependent upon its success in commercial markets, especially in the computer networking market, in which it has only recently begun to compete. The Company believes that while the technologies used in its defense and commercial sectors have similarities, the business aspects of operating in such sectors differ significantly. As a result, the Company is subject to risks inherent in the operation of a new business enterprise, including risks associated with attracting and servicing a new customer base, developing and manufacturing products in a cost-effective and profitable manner, managing the expansion of a business operation, and attracting and retaining qualified engineering, marketing and managerial personnel with industry experience. Any of such risks could adversely affect the Company's business, operating results and financial condition. See "-- Risks Associated with JNI."

DEPENDENCE ON GOVERNMENT MARKET


     To date, nearly all of the Company's revenues have been derived from contracts or subcontracts funded by agencies of the U.S. government, in particular the DoD. Contracts or subcontracts funded by the DoD accounted for approximately 91%, 89% and 88% of the Company's revenues during the years ended January 31, 1995, 1996, and 1997, respectively. The Company expects, at least in the near term, to continue to derive the majority of its revenues from its government contracts business. As a result, the Company's revenues could be adversely impacted by a decrease in defense spending by the U.S. government. Any failure by the Company to replace revenues attributable to a significant defense program or contract at the end of such program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have an adverse effect upon the Company's business, operating results and financial condition in future periods. See "-- Risks Associated with Government Contracts."


RISKS ASSOCIATED WITH JNI

     - Limited Operating History. Shipment of FibreStar adapters in limited commercial quantities began in December 1996. Due in part to its lack of operating history, JNI is unable to predict the level of demand for its FibreStar adapters, or whether or not such products will be able to achieve broad acceptance in the computer networking market. The likelihood of success of JNI must be considered in light of the problems, expenses, complications and delays frequently encountered by early-stage companies and the competitive environment in which JNI intends to operate. Such problems could have an adverse effect on JNI's business, operating results and financial condition and, accordingly, on the Company's business and future prospects.

     - Dependence on Fibre Channel Standard. JNI's future financial performance and, to a large extent, the Company's future prospects will depend on the growth in the market for products designed to the Fibre Channel standard. Because the market for Fibre Channel products is new and evolving, it is difficult to assess or predict with any assurance its size or growth rate. The development or emergence of standards which compete with or are superior to Fibre Channel, whether on the basis of cost, speed, flexibility or otherwise, could have an adverse effect on JNI's and, accordingly, the Company's business, operating results and financial condition. If the market for Fibre Channel products fails to develop as rapidly as expected or if JNI's products fail to achieve market acceptance, JNI's business, operating results and financial condition and, accordingly, the Company's business and future prospects would be adversely affected.

     - Management of Growth. Growth and expansion will place a strain on JNI's management, administrative, operational and financial resources and will impose increased demands on its systems, controls and personnel. In particular, there can be no assurance that the Company will be able to retain or recruit in a timely manner qualified engineering and managerial personnel. There can be no assurance that JNI will be able to effectively manage any future growth, and any failure to do so would have an adverse effect on JNI's business, operating results and financial condition and, accordingly, on the Company's business and future prospects. See "Business -- Company Strategy" and "Management."

     - Competition. The computer networking industry is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. JNI competes with companies offering products based on the Fibre Channel standard, as well as companies offering products based on competing standards. Many of JNI's current and potential competitors have significantly greater financial, technical, marketing and other resources, and possess a larger installed base of customers than JNI. The computer networking industry has witnessed many acquisitions pursuant to which several large companies have emerged with comprehensive networking solutions. These acquisitions may permit JNI's competitors to devote significantly greater resources to the development and marketing of new competitive products and the marketing of existing products to their larger installed bases of customers. The Company expects that competition will increase, in particular as companies that are well established in the computer networking industry increase their focus on the emerging market for Fibre Channel adapters. There can be no assurance that JNI will be able to compete successfully in the future with existing or new competitors or that competitive pressures faced by JNI will not adversely affect its business, operating results and financial condition and, accordingly, the Company's business and future prospects. See
      "Business -- Fibre Channel Network Products -- Competition."


     - Limited Source Components. Certain key components used in JNI's products, such as application-specific integrated circuits ("ASICs") and controller chips, are currently available only from a single source or a limited number of sources. In particular, JNI has designed into its products a Fibre Channel controller chip available only from Hewlett-Packard. JNI has not entered into purchase agreements with the suppliers of these components, which subjects JNI to potential shortages of components and reduced control over delivery schedules and costs. Any such shortage, delivery problem or cost increase could cause JNI to seek other suppliers, and the process of identifying and qualifying such other suppliers could be lengthy. Future difficulty in obtaining any of these key components could result in delays or reductions in product shipments which, in turn, could have an adverse effect on JNI's business, operating results and financial condition and, accordingly, on the Company's business and future prospects.


     - Contract Manufacturing. JNI's use of third-party manufacturers to assemble and test its products involves certain risks, including the lack of adequate capacity, the unavailability of access to certain process technologies, and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant contractor were to become unable or unwilling to continue to manufacture or test JNI's products in required volumes, JNI would have to identify and qualify acceptable replacements. This process of qualifying manufacturing contractors and other suppliers could be lengthy, and no assurance can be given that any additional sources would become available to JNI on a timely basis, if at all. Any delay or reduction in component shipments or delay or increase in costs of the assembly and testing of products by contractors could adversely affect JNI's business, operating results and financial condition and, accordingly, the Company's business and future prospects.

     - Dependence on OEMs and Resellers. JNI has developed and is dependent on sales and marketing channels consisting primarily of resellers and original equipment manufacturers ("OEMs"). Any failure of such OEMs and resellers to adequately market, promote and sell JNI's products, whether due to competition, insolvency, lack of attention to or understanding of JNI's products, or otherwise, would have an adverse effect on JNI's business, operating results and financial condition and, accordingly, on the Company's business and future prospects. See "Business -- Fibre Channel Network Products -- Sales and Marketing."

     - Rapid Technological Change. The computer networking industry is characterized by rapidly changing technologies and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of JNI's products. JNI's success will depend to a substantial degree upon its ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements on a cost-effective basis. There can be no assurance that JNI will be successful in developing, introducing or managing the transition to new or enhanced products, or that any such products will be responsive to technological changes or will gain market acceptance. If JNI were to be unsuccessful or to incur significant delays in developing and introducing such new products or enhancements, JNI's business, operating results and financial condition and, accordingly, the Company's business and future prospects could be adversely affected. See "Business -- Fibre Channel Network Products -- Research and Development."

RISKS ASSOCIATED WITH GOVERNMENT CONTRACTS

     - Early Termination. Jaycor's contracts with the U.S. government and its subcontracts with government prime contractors are subject to modification or termination at the convenience of the government. Moreover, while many of Jaycor's government contracts and subcontracts extend over several years, such contracts are typically funded for no more than one year at a time. There can be no assurance any such modifications or terminations will not have an adverse effect on the Company's business, operating results and financial condition in the future.

     - Competition. The advanced technology products and services market is competitive and is characterized by rapid technological change, developments and advancements, as well as the evolving budgetary priorities of the U.S. government. Jaycor's competitors are diverse and generally differ among each of its core competencies. Many of Jaycor's competitors have substantially greater technical, financial, marketing and other resources than the Company, as well as superior name recognition. The Company believes that the critical success factors in the advanced technology government solutions market include developing proprietary technology, demonstrating technological superiority, maintaining customer satisfaction, adapting to evolving governmental budgetary priorities, identifying future government problems, providing cost-effective solutions for such problems, and recruiting and retaining highly skilled personnel. No assurance can be given that these competitors will not develop new technologies or introduce new solutions that will offer superior pricing or performance features or that new solutions or technologies will not impair the competitiveness of Jaycor's solutions. See
      "Business -- Advanced Technology Products and Services -- Competition."

     - Contract Costs Subject to Government Audits; Government Compliance. All contract costs, including indirect costs, for services under contracts or subcontracts funded by agencies of the U.S. government are subject to audit, and the acceptance of such costs as allowable and allocable is subject to federal regulatory guidelines. Contract revenues have been recorded in amounts which the Company expects to be realized upon final audit settlement. There can be no assurance, however, that audits and adjustments will not result in decreased revenues and net income for those years, and any disallowance of costs by the government could have an adverse effect on the Company's business, operating results and financial condition. Because of its participation in government contracts, Jaycor is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have an adverse effect on the Company's business, operating results and financial condition.

     - At-Risk Contract Costs. Certain revenues associated with services performed prior to execution of a government contract or a modification of such a contract have been recorded in the Company's financial statements based upon the expectation that the costs of these services will be fully recovered. These costs are incurred at the Company's risk, and it is possible that such costs will not be reimbursed by the U.S. government. As a result, there can be no assurance that the underlying contracts or contract modifications will be executed or that such costs will be recovered. Any failure to recover such costs could have an adverse effect on the Company's business, operating results and financial condition.


     - Fixed-Price Contract Exposure. During the fiscal years ended January 31, 1995, 1996, and 1997, 17%, 11%, and 14%, respectively, of the Company's revenues were derived from fixed-price contracts. Because Jaycor assumes the risk of performing such contracts at the stipulated price, any failure to accurately estimate ultimate costs or to control costs during contract performance could result in losses or reduced profits for particular fixed-price contracts, which, in turn, could have an adverse effect on the Company's business, operating results and financial condition. See "Business -- Advanced Technology Products and Services -- Procurement of Government Contracts."


     - Lengthy Sales Cycles. The decision-making process for government agencies, which constitute the majority of Jaycor's customers, is often complex and time-consuming. The period between initial discussions concerning a particular project and the customer's purchase commitment typically ranges from six to twelve months. In addition, follow-ons to existing contracts are often subject to lengthy delays. These delays could have an adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in its operating results on a quarterly basis. See
      "Business -- Advanced Technology Products and Services -- Procurement of Governmental Contracts."

     - Dependence on Government Contract Coverage. To maintain competitive overhead rates and historical levels of profitability, Jaycor typically establishes budgets wherein 75% to 85% of the cost of its non-administrative employees is anticipated to be directly billed to customers through existing contracts, with the remaining amount allocated to overhead. Given the lengthy government contract approval process and associated uncertainty of the timing of contract modifications or awards, Jaycor may be unable to meet such utilization goals. The long-term needs of Jaycor may make it impractical to effect short-term work force reductions when such under-utilization occurs. Accordingly, no assurance can be given that Jaycor will meet its desired level of utilization, and if any resulting increased overhead costs cannot be recovered within Jaycor's overhead rates, the Company's business, operating results and financial condition could be adversely affected.

RISK RELATED TO GROWTH THROUGH ACQUISITIONS

     One of the Company's strategies is to increase its revenues and expand the markets it serves through acquisitions. There can be no assurance, however, that the Company will be able to identify, acquire or profitably manage suitable acquisition candidates or successfully integrate such businesses, if acquired, into its operations without substantial costs, delays or other problems. In addition, there can be no assurance that any acquired businesses will be profitable at the time of their acquisition or will achieve or maintain profitability levels that justify the investment therein or that the Company will be able to realize expected operating and economic efficiencies following such acquisitions. Acquisitions may involve a number of special risks, including adverse effects on the Company's reported operating results, diversion of management's attention, increased burdens on the Company's management resources and financial controls, dependence on the retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities, and amortization of acquired intangible assets. Any such risks could have an adverse effect on the Company's business, operating results and financial condition. See "Business -- Company Strategy."

DEPENDENCE ON CERTAIN CUSTOMERS


     For the year ended January 31, 1997, approximately 32% of the Company's revenues were derived from approximately 40 contracts or subcontracts funded by the Defense Special Weapons Agency ("DSWA"), an agency of the DoD, and approximately 14% of the Company's revenues were derived from contracts with the Air Force Sacramento Air Logistics Command ("SM-ALC"). While no individual contract with DSWA is material to the Company's business, the Company would be materially affected if all or a substantial portion of the funding from DSWA or SM-ALC were lost. There have been events in the past which have called into question the continuation of government funding of DSWA. In November 1993, Congress directed the Rand Corporation to evaluate alternative ways of accomplishing the functions which were being performed by DSWA, which was then called the Defense Nuclear Agency. Based in part on the recommendations in the Rand Corporation's report, Congress elected to continue funding the agency at a lower level. There can be no assurance that DSWA will continue to provide funding to the Company at current levels, if at all, and a material decrease in such funding could have an adverse effect on the Company's business, operating results and financial condition. See "-- Risks Associated with Government Contracts" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. The Company's future operating results are dependent upon a number of factors, including, but not limited to, the demand for its products and services, the number of government contracts it successfully obtains, the size and timing of specific contracts, the level of price competition that it encounters in the government contract bidding process, the length of its sales cycles, the timing and development of new solution proposals by the Company and its competitors, acquisitions by the Company and its competitors, the timing of new hires, the Company's ability to develop and market new solutions, technological changes and economic conditions, both generally and in specific industry segments. In particular, JNI does not expect to have a material backlog of unfilled orders, so any shortfall in demand for FibreStar products in relation to the Company's expectations, or any material delay in customer orders, could have an almost immediate impact on the Company's business, operating results and financial condition. The Company believes that quarterly comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY EMPLOYEES


     The Company's success will depend in part on the continued services of its key employees, including, among others, Eric P. Wenaas, Chairman, President and Chief Executive Officer of the Company, and Terry M. Flanagan, President and Chief Executive Officer of JNI. The Company does not have employment agreements with any of its key employees and does not maintain any key person life insurance, with the exception of a $1.0 million policy on Dr. Wenaas. The loss of one or more of the Company's key employees could have an adverse effect on the Company's business, operating results and financial condition. In particular, if any one or more of such key employees were to join a competitor or form a competing company, any resulting loss of existing or potential business to any such competitor would magnify the adverse effect caused by the loss of such key employee or employees. In the event of the loss of any such employee or employees, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of the Company's or its customers' technical knowledge, practices or procedures by such employee or employees, or that such disclosure or use would not have an adverse effect on the Company's business, operating results and financial condition. See "Management."


PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT

     The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and certain contractual provisions to establish and protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy, design around or reverse engineer aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Under certain standard provisions in government contracts, the government may retain certain rights, which are often limited, in technology developed under or arising out of work performed under such contracts. In addition, the laws of certain foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States. Accordingly, there can be no assurance that unauthorized use of the Company's technology will not occur. In the future, litigation may be necessary to protect trade secrets and other intellectual property rights owned by the Company, to defend the Company against claimed infringement of the rights of others, and to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and result in a diversion of management's attention and adverse determinations in any such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties or prevent the Company from manufacturing or selling its products, any of which could have an adverse effect on the Company's business, operating results and financial condition.

ENVIRONMENTAL REGULATIONS AND RISKS

     The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. In the conduct of the Company's business, certain solvents, cleaning agents, paints, oils and chemicals, as well as certain other hazardous substances, are handled on a regular basis. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its processes or cessation of operations, which, in turn, could have an adverse effect on the Company's business, financial condition and operating results.

BROAD DISCRETION IN ALLOCATION OF NET PROCEEDS

     The Company intends to use the net proceeds of this offering primarily for general corporate purposes, including product development and working capital. The Company may use a portion of the net proceeds of the offering to acquire or invest in businesses, technologies or products complementary to the Company's business. As of January 31, 1997, the outstanding balance under the Company's bank line of credit was approximately $4.3 million. Other than the repayment of such outstanding balance and the anticipated use of $1.0 million to repurchase shares of Common Stock held by a former executive of the Company, the Company has no other specific plans to use the net proceeds of this offering. Accordingly, management will retain broad discretion to allocate the net proceeds of this offering. See "Use of Proceeds" and "Certain Transactions."

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Company's Class A Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined through negotiations among the Company and the Representative and may not be indicative of the market price of the Class A Common Stock after this offering. The trading price of the Class A Common Stock is likely to be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results; announcements of technological innovations, new products or new contracts by the Company or its competitors; developments with respect to patents, copyrights or proprietary rights; conditions and trends in the Company's markets; changes in financial estimates by securities analysts; general market conditions; and other factors. In addition, the public equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies. These broad market fluctuations, as well as shortfalls in sales or earnings as compared with public market analysts' expectations, changes in such analysts' recommendations or projections and general economic and market conditions, may adversely affect the market price of the Company's Class A Common Stock. See "Underwriting."

DILUTION


     Purchasers of the Class A Common Stock offered hereby will incur immediate substantial dilution in pro forma net tangible book value per share from the initial offering price in the amount of $6.81. To the extent outstanding options to purchase the Company's Common Stock are exercised, there will be further dilution to such new investors. See "Dilution."

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECTS

     Immediately following this offering, the Company's executive officers and directors will beneficially own approximately 34% of the outstanding shares of the Company's Common Stock (including shares held by the ESOP), assuming no exercise of the Underwriters' over-allotment option. As a result, such persons will have the ability to exercise significant influence over matters regarding the Company. Such influence may have a significant effect in delaying, deferring or preventing a change in control of the Company. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. In addition, certain provisions of the Company's Certificate of Incorporation and Bylaws, as well as other provisions of Delaware law, could have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Class A Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices of the Class A Common Stock or the future ability of the Company to raise capital through an offering of equity securities. After this offering, the Company will have outstanding 1,648,306 shares of Class A Common Stock and 1,393,334 shares of Class B Common Stock, after giving effect to the Company's repurchase, subject to certain conditions, of 120,000 shares of Common Stock. Of such shares, the 1,300,000 shares of Class A Common Stock offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as defined in Rule 144 under the Securities Act. The remaining 348,306 shares of Class A Common Stock and the 1,393,334 shares of Class B Common Stock outstanding upon completion of this offering will be "restricted securities," as defined in Rule 144. All outstanding shares of the Company's Class B Common Stock will convert into shares of the Company's Class A Common Stock over a four-year period commencing upon the closing of this offering at the rate of 348,306 shares on the closing of this offering and on each of the first three anniversaries of such closing, and 348,416 shares on the fourth anniversary of such closing. Subject to the lock-up agreements discussed below, substantially all of the shares of Class A Common Stock issued upon conversion of the Class B Common Stock will generally be freely tradeable, subject in certain instances to the volume limitations imposed by Rule 144.



     Pursuant to certain "lock-up" agreements, all of the executive officers and directors of the Company, as well as certain other stockholders, who, following the closing of this offering, will collectively hold an aggregate of 61,332 shares of Class A Common Stock and 245,333 shares of Class B Common Stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of one year from the date of this Prospectus. Certain additional stockholders of the Company, including the ESOP, who, following the closing of this offering, will collectively hold an aggregate of 218,117 shares of Class A Common Stock and 872,538 shares of Class B Common Stock, have entered into similar lock-up agreements covering a period of 180 days following the date of this Prospectus. Such agreements provide that Brean Murray & Co., Inc. may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to these lock-up agreements. As of January 31, 1997, options to purchase 1,277,625 shares of Class B Common Stock were outstanding under the Company's stock option plans, 972,908 of which were exercisable as of such date and approximately 1,077,000 of which are subject to lock-up agreements. The shares of Class B Common Stock issuable upon exercise of such options convert into shares of Class A Common Stock over a four-year period commencing on the closing of this offering. The Company intends to file after the effective date of this offering Registration Statements on Form S-8 to register an aggregate of 2,443,765 shares of Class A Common Stock reserved for issuance under its stock option and stock purchase plans or upon conversion of shares of Class B Common Stock issued under such plans. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,300,000 shares of Class A Common Stock offered hereby by the Company are estimated to be approximately $14,523,000 ($16,855,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $13.00 per share (which is the mid-point of the filing range) and after deducting underwriting discounts and commissions and estimated offering expenses.



     The Company intends to use the net proceeds of this offering primarily for general corporate purposes, including product development and working capital. The Company also intends to use a portion of the net proceeds of this offering to repay indebtedness outstanding under the Company's bank line of credit, which, as of January 31, 1997, was approximately $4,286,000 and accrued interest at a rate of 9.125%. The indebtedness outstanding under the bank line of credit is due and payable in full on October 1, 1997. In addition, the Company has agreed to repurchase 120,000 shares of Class B Common Stock from Robert P. Sullivan, a retired Executive Vice President of the Company, for $1,000,000 ($8.33 per share). Although the Company is obligated to repurchase such shares within 30 days of the closing of this offering, such obligation is postponed in the event that such repurchase would impair the Company's ability to qualify for listing on the Nasdaq National Market. The Company may also use a portion of the net proceeds to acquire or invest in businesses, technologies or products complementary to the Company's business. While from time to time the Company evaluates potential acquisitions of such businesses, technologies or products, there are no present understandings, commitments or agreements with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from the offering in investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."


                                DIVIDEND POLICY

     The Company has never paid or declared any cash dividends. The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's bank line of credit contains certain restrictions with respect to the payment of dividends.

                                 CAPITALIZATION


     The following table sets forth, as of January 31, 1997, the capitalization of the Company on an actual basis and as adjusted to give effect to (i) the sale and issuance of the 1,300,000 shares of Class A Common Stock offered by the Company hereby (after deducting the estimated underwriting discounts and commissions and estimated offering expenses) at an assumed public offering price of $13.00 and the application of the net proceeds therefrom as described in "Use of Proceeds," and (ii) the reclassification of the shares of Common Stock held under the Company's ESOP to stockholders' equity. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.



                                                                            JANUARY 31, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Bank line of credit....................................................  $ 4,286       $    --
                                                                         =======       =======
Long-term debt and capital lease obligations, less current portion.....  $13,587       $13,587
                                                                         -------       -------

Mandatorily redeemable shares:
  Shares held by ESOP, at fair value, 487,241 shares (actual) and no
     shares (as adjusted) issued and outstanding(1)....................    3,159            --
  Stock repurchase obligation, 120,000 shares (actual) and no shares
     (as adjusted) issued and outstanding..............................    1,000            --
                                                                         -------       -------
          Total mandatorily redeemable shares..........................    4,159            --
                                                                         -------       -------
Stockholders' equity:
  Class A Common Stock, par value $0.001; 12,000,000 shares authorized, no shares (actual) and 1,647,878 shares (as adjusted) issued and
     outstanding(2)....................................................       --             2
  Class B Common Stock, par value $0.001; 4,000,000 shares authorized,
     1,252,251 shares (actual) and 1,391,614 shares (as adjusted)
     issued and outstanding(2).........................................        1             1
  Additional paid-in capital...........................................      457        15,485
  Stock subscription receivable........................................     (150)         (150)
  Retained earnings....................................................    3,476         3,476
  Adjustment for mandatorily redeemable ESOP shares(1).................   (2,652)           --
                                                                         -------       -------
          Total stockholders' equity...................................    1,132        18,814
                                                                         -------       -------
               Total capitalization....................................  $18,878       $32,401
                                                                         =======       =======


---------------


(1) Represents the Company's potential obligation prior to the closing of this offering to repurchase shares of Class B Common Stock upon distribution by the ESOP of vested shares to retiring or terminated plan participants due to the fact that such shares are not readily tradeable. Following the closing of this offering, this potential obligation may, at the Company's option, be satisfied by the distribution from the ESOP of shares of Class A Common Stock which are readily tradeable, and therefore such amount will be reclassified to stockholders' equity. See "Management -- Benefit Plans" and Notes 6 and 9 of Notes to Consolidated Financial Statements.


(2) Excludes (i) 120,000 shares of Common Stock which the Company has agreed to repurchase, subject to certain conditions, (ii) 1,277,625 shares of Class B Common Stock issuable upon the exercise of stock options outstanding as of January 31, 1997 at a weighted average exercise price of $4.91 per share,
    (iii) 575,000 shares of Class A Common Stock and 391,140 shares of Class B Common Stock reserved for issuance under the Company's stock option plans,
    (iv) 200,000 shares of Class A Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan, (v) 130,000 shares of Class A Common Stock reserved for issuance upon exercise of the Representative's Warrants, (vi) 10,928 shares of Common Stock reserved for issuance pursuant to the terms of an acquisition which was completed in October 1995, (vii) 8,596 shares of Common Stock potentially issuable pursuant to the terms of an Employment Agreement, and (viii) 2,148 shares of Common Stock issued subsequent to January 31, 1997. Actual shares of Common Stock also excludes 487,241 shares of Common Stock held by the ESOP. See "Management -- Benefit Plans," "Certain Transactions," "Underwriting" and Note 10 of Notes to Consolidated Financial Statements.

                                    DILUTION


     The pro forma net tangible book value of the Company as of January 31, 1997 was $4,291,000 or $2.47 per share of Common Stock. Pro forma net tangible book value per share represents the amount of net tangible assets, less total liabilities, divided by the number of shares of Common Stock outstanding assuming reclassification of all mandatorily redeemable ESOP shares to stockholders' equity. After giving effect to (i) the sale by the Company of 1,300,000 shares of Class A Common Stock offered hereby at an assumed initial public offering price of $13.00 per share, and (ii) repayment in full of the Company's bank line of credit with an outstanding balance of $4,286,000 at January 31, 1997, the pro forma net tangible book value of the Company as of January 31, 1997 would have been $18,814,000, or $6.19 per share. This represents an immediate increase in such net tangible book value of $3.72 per share to existing stockholders and an immediate dilution of $6.81 per share to new investors. The following table illustrates this per share dilution:



        Assumed initial public offering price per share.............            $13.00
          Pro forma net tangible book value per share at January 31,
             1997...................................................  $2.47
          Increase in pro forma net tangible book value per share
             attributable to new investors..........................   3.72
                                                                      -----
        Pro forma net tangible book value per share after this
          offering..................................................              6.19
                                                                                ------
        Dilution per share to new investors.........................            $ 6.81
                                                                                ======



     The following table summarizes, as of January 31, 1997, the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing and new investors:



                                       SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                     --------------------    ----------------------    PRICE PER
                                      NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                     ---------    -------    -----------    -------    ---------
        Existing stockholders(1)...  1,739,492       57%     $   965,000        5%      $  0.55
        New investors..............  1,300,000       43       16,900,000       95       $ 13.00
                                     ---------     ----      -----------     ----
                  Total............  3,039,492      100%     $17,865,000      100%
                                     =========     ====      ===========     ====


---------------


(1) All existing stockholders of the Company hold shares of Class B Common Stock, which shares will convert into shares of Class A Common Stock over a four-year period commencing upon the closing of this offering. Includes 487,241 mandatorily redeemable shares held by the ESOP and 36,000 shares issued in return for a $150,000 recourse note receivable. Excludes 120,000 shares which the Company will repurchase, subject to certain conditions, within 30 days of the closing of this offering. See "Description of Capital Stock."



     The foregoing assumes no exercise of options after January 31, 1997. As of January 31, 1997, there were outstanding options to purchase 1,277,625 shares of Class B Common Stock at a weighted average exercise price of $4.91 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Benefit Plans," "Compensation of Directors" and Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data set forth below with respect to the Company's consolidated statement of income for each of the years in the three-year period ended January 31, 1997, and with respect to the consolidated balance sheet at January 31, 1997 and 1996, are derived from the consolidated financial statements audited by Price Waterhouse LLP, independent accountants, which are included elsewhere in this Prospectus and are qualified by reference to such consolidated financial statements. The consolidated statement of income data for the years ended January 31, 1994 and 1993 and the consolidated balance sheet data at January 31, 1995, 1994, and 1993 are derived from audited consolidated financial statements not included in this Prospectus. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Result of Operations and the Consolidated Financial Statements and related notes included herein.



                                                                      YEAR ENDED JANUARY 31,
                                                     ---------------------------------------------------------
                                                       1997        1996        1995        1994        1993
                                                     ---------   ---------   ---------   ---------   ---------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues...........................................  $  54,403   $  52,928   $  57,656   $  55,901   $  57,695
Costs and expenses:
  Cost of revenues.................................     44,930      43,803      47,846      46,656      48,684
  Selling, general and administrative..............      6,449       5,977       7,363       6,592       6,733
  Research and development.........................        532         560         228         206         365
                                                     ---------   ---------   ---------   ---------   ---------
                                                        51,911      50,340      55,437      53,454      55,782
                                                     ---------   ---------   ---------   ---------   ---------
Operating income...................................      2,492       2,588       2,219       2,447       1,913
Interest expense...................................      1,888       2,018       1,721       1,632         568
                                                     ---------   ---------   ---------   ---------   ---------
Income before income taxes.........................        604         570         498         815       1,345
Provision for income taxes(1)......................        247         234         176          95         562
                                                     ---------   ---------   ---------   ---------   ---------
Net income.........................................  $     357   $     336   $     322   $     720   $     783
                                                     =========   =========   =========   =========   =========
Net earnings per share.............................  $    0.17   $    0.16   $    0.15   $    0.30   $    0.30
                                                     =========   =========   =========   =========   =========
Shares used in per share calculation...............  2,043,200   2,075,900   2,131,400   2,678,400   3,093,600
                                                     =========   =========   =========   =========   =========



                                                                           AT JANUARY 31,
                                                         ---------------------------------------------------
                                                          1997       1996       1995       1994       1993
                                                         -------    -------    -------    -------    -------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash...................................................  $    85    $    53    $   134    $    41    $     8
Working capital (deficit)..............................     (806)       241        525        (56)      (176)
Total assets...........................................   31,870     34,779     33,942     35,285     21,875
Bank line of credit....................................    4,286      4,953      2,552      3,411      2,928
Mortgage debt, less current portion....................   13,217     13,615     13,964     14,843         --
Long-term liabilities, excluding mortgage debt.........    1,281      2,137      2,027      2,462      3,765
Mandatorily redeemable ESOP shares(2)..................    3,159      2,579      2,149      2,108      2,310
Stock repurchase obligation............................    1,000         --         --         --         --
Total stockholders' equity.............................    1,132      2,813      3,195      3,005      2,586


---------------

(1) Provision for income taxes in fiscal year 1994 includes a credit of $231,000 from a change in method of accounting for income taxes. See Note 1 of Notes to Consolidated Financial Statements.

(2) Represents the Company's potential obligation prior to the closing of this offering to repurchase shares of Class B Common Stock upon distribution by the ESOP of vested shares to retiring or terminated plan participants due to the fact that such shares are not readily tradeable. Following the closing of this offering, this potential obligation may, at the Company's option, be satisfied by the distribution from the ESOP of shares of Class A Common Stock which are readily tradeable, and therefore such amount will be reclassified to stockholders' equity. See "Management -- Benefit Plans" and Notes 6 and 9 of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements with respect to the Company's future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described under "Risk Factors" and elsewhere in this Prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.

OVERVIEW

     Jaymark provides advanced technology products and services to the DoD and other government agencies, and commercializes selected government-funded technologies following a disciplined evaluation of market size and profitability. The Company's government contract business is performed through Jaycor, its wholly owned subsidiary. The Company has recently formed a wholly owned subsidiary, Jaycor Networks, to which it contributed its FibreStar products and technology in order to capitalize on the commercial potential of these products.

     The Company operates and reports its results of operations on the basis of 52 or 53 week periods ending on the Friday closest to January 31. The Company's fiscal quarters generally end on the Friday closest to the last day of the month of the fiscal quarter. For presentation purposes, the Company has indicated its fiscal year as ending on January 31 and its fiscal quarters as ending on April 30, July 31, and October 31.

     The Company has historically derived over 90% of its revenues from contracts or subcontracts funded by agencies of the U.S. government. Contract costs reimbursed under government contracts include allocated indirect costs which are subject to audit and adjustment by the U.S. government. Contract revenues have been recorded in amounts which are expected to be realized upon final audit.


     Government contracts generally are one of three types: (i) cost plus fixed fee ("CPFF"), (ii) time and materials ("T&M"), and (iii) fixed-price. CPFF contracts provide for reimbursement for all of Jaycor's allowable costs and a fixed profit. T&M contracts require Jaycor to provide a certain number of labor hours at a rate prescribed by the contract. Jaycor is reimbursed for the hours spent on T&M contracts at the prescribed labor rate for each category and all materials utilized. The fee in a T&M contract is generally slightly higher than for CPFF contracts. Fixed-price contracts require Jaycor to deliver the work product described in the work statement at a fixed price, which has the largest risk to Jaycor, but also generally has the largest potential profit margin. In the year ended January 31, 1997, approximately 78%, 8%, and 14% of Jaycor's government contract revenues were derived from CPFF, T&M, and fixed-price contracts, respectively. Government contract revenues are generally recognized as costs are incurred and include a portion of the total estimated earnings to be realized based upon the relationship between contract costs incurred to date and total estimated contract costs at completion.



     The Company maintains active relationships with the Departments of Defense, State, Justice, Transportation, and Energy, and had approximately 200 contracts or subcontracts that generated revenue during the fiscal year ended January 31, 1997, which were funded by approximately 40 different government agencies, most of which are within the DoD. Contracts or subcontracts funded by the DoD accounted for approximately 91%, 89% and 88% of the Company's revenues during the years ended January 31, 1995, 1996 and 1997, respectively. During the fiscal year ended January 31, 1997, approximately 32% of the Company's revenues were derived from approximately 40 contracts or subcontracts funded by DSWA, and approximately 14% of the Company's revenues were derived from contracts with SM-ALC.



     Since the Company's inception in 1975 until the early 1990s, a significant portion of the Company's revenues were associated with nuclear-related government programs. Since fiscal year 1991, however, the Company's base of nuclear-related revenues has decreased substantially. In the year ended January 31, 1997, approximately 8% of total revenues ($4.3 million) were derived from nuclear-related programs, as compared to over 43% ($24.6 million) in fiscal year 1993. Growth of revenues over the last four years related to certain of the Company's competencies, including communications engineering, electronic warfare, and information systems, has substantially offset the nuclear-related revenue decrease.


     The Company's cost of revenues is comprised primarily of direct contract costs and overhead expenses. Since a majority of the cost of revenues is reimbursed by the Company's customers under cost-reimbursable contracts, the cost of revenues element remains relatively constant from year to year as a percentage of total revenues. Direct contract costs consist of labor and non-labor costs. Overhead expenses consist primarily of operating division administration, business development and proposal activities, and facility-related expenses. Selling, general and administrative ("SG&A") costs generally consist of corporate management and administrative support costs.

     Research and development ("R&D") costs are those associated with the Company's R&D efforts which are not funded under specific contracts. A majority of the Company's R&D efforts are funded directly under contracts, resulting in relatively low company-expended R&D costs. The Company believes that the company-expended R&D costs will increase in the future as the Company increases its efforts to commercialize products.

     The Company's accounting policies with respect to JNI are consistent with industry standards applicable to manufacturers of computer networking products. In addition, the Company anticipates that various costs and expenses applicable to the generation of JNI's revenues will differ significantly from those reflected in the Company's historical results of operations, and JNI's results of operations will be more comparable to other computer networking companies at a similar stage of development.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total revenues, certain consolidated income statement data for the periods indicated.


                                                                  YEAR ENDED JANUARY 31,
                                                         -----------------------------------------
                                                         1997     1996     1995     1994     1993
                                                         -----    -----    -----    -----    -----
Revenues...............................................  100.0%   100.0%   100.0%   100.0%   100.0%
Costs and expenses:
  Cost of revenues.....................................   82.6     82.8     83.0     83.4     84.4
  Selling, general and administrative..................   11.8     11.3     12.8     11.8     11.7
  Research and development.............................    1.0      1.1      0.4      0.4      0.6
                                                         -----    -----    -----    -----    -----
                                                          95.4     95.2     96.2     95.6     96.7
                                                         -----    -----    -----    -----    -----
Operating income.......................................    4.6      4.8      3.8      4.4      3.3
Interest expense.......................................    3.5      3.8      2.9      2.9      1.0
                                                         -----    -----    -----    -----    -----
Income before income taxes.............................    1.1      1.0      0.9      1.5      2.3
Provision for income taxes, net(1).....................    0.4      0.4      0.3      0.2      0.9
                                                         -----    -----    -----    -----    -----
Net income.............................................    0.7%     0.6%     0.6%     1.3%     1.4%
                                                         =====    =====    =====    =====    =====


---------------

(1) Provision for income taxes in fiscal year 1994 includes a credit from a change in method of accounting for income taxes. See Note 1 of Notes to Consolidated Financial Statements.


FISCAL YEAR ENDED JANUARY 31, 1997 VS. FISCAL YEAR ENDED JANUARY 31, 1996



     Revenues. Revenues increased by $1.5 million, or 2.8%, from $52.9 million in the fiscal year ended January 31, 1996 to $54.4 million in the fiscal year ended January 31, 1997. Approximately $2.2 million in increased revenue was associated with scheduled hardware resales under communications engineering contracts and $1.6 million in revenues was contributed by two additional business lines which were added in the third quarter of the fiscal year ended January 31, 1996 and the first quarter of the fiscal year ended

January 31, 1997, respectively. These increases were partially offset by a $2.0 million decline in revenues from decreased environmental remediation contract activity.



     Cost of revenues. Cost of revenues increased from $43.8 million, or 82.8% of revenues, in the fiscal year ended January 31, 1996 to $44.9 million, or 82.6% of revenues, in the fiscal year ended January 31, 1997. This increase in cost of revenues of $1.1 million is associated primarily with scheduled hardware resales under communications engineering contracts partially offset by a decrease in cost of sales under environmental remediation contracts.



     Selling, general and administrative expenses. SG&A increased from $6.0 million, or 11.3% of revenues, in the fiscal year ended January 31, 1996 to $6.4 million, or 11.9% of revenues, in the fiscal year ended January 31, 1997. The increase is due to additional administrative and selling costs associated with two additional business lines which were added in the third quarter of the fiscal year ended January 31, 1996 and the first quarter of the fiscal year ended January 31, 1997, respectively.



     Research and development expenses. R&D expenses remained relatively unchanged from $0.6 million, or 1.1% of revenues, in the fiscal year ended January 31, 1996 compared to $0.5 million, or 1.0% of revenues, in the fiscal year ended January 31, 1997. Since most of the Company's research and development efforts were funded directly under development contracts, company-expended R&D costs represent a relatively minor portion of the Company's total costs.



     Interest expense. Interest expense remained relatively constant at $2.0 million and $1.9 million in the fiscal years ended January 31, 1996 and 1997, respectively. The Company's borrowing levels and interest rates were generally constant over the two periods.



     Provision for income taxes. The Company's effective tax rate was 41.1% for the fiscal year ended January 31, 1996 and 40.9% for the fiscal year ended January 31, 1997.


FISCAL YEAR ENDED JANUARY 31, 1996 VS. FISCAL YEAR ENDED JANUARY 31, 1995


     Revenues. Revenues decreased by $4.8 million, or 8.2%, from $57.7 million in the fiscal year ended January 31, 1995 to $52.9 million in the fiscal year ended January 31, 1996, primarily due to reduced scheduled hardware resales under the Company's communications engineering contracts resulting in reductions in revenues of $4.6 million.


     Cost of revenues. Cost of revenues decreased from $47.8 million, or 83.0% of revenues, in the fiscal year ended January 31, 1995, to $43.8 million, or 82.8% of revenues, in the fiscal year ended January 31, 1996. This reduction in cost of revenues is consistent with the revenue decrease during the period.

     Selling, general and administrative expenses. SG&A decreased from $7.4 million, or 12.8% of revenues, in the fiscal year ended January 31, 1995, to $6.0 million, or 11.3% of revenues, in the fiscal year ended January 31, 1996. This reduction is attributable in part to a one-time payment in the fiscal year ended January 31, 1995 of $0.9 million relating to settlement of certain contract disputes arising from events occurring prior to 1991. In addition, the Company reduced the number of administrative support personnel during the fiscal year ended January 31, 1996, resulting in a cost savings of approximately $0.5 million.

     Research and development expenses. R&D expenses increased from $0.2 million, or 0.4% of revenues, in the fiscal year ended January 31, 1995 to $0.6 million, or 1.1% of revenues, in the fiscal year ended January 31, 1996. This increase is due principally to increased development effort of the Company's networking products.

     Interest expense. Interest expense increased from $1.7 million in the fiscal year ended January 31, 1995 to $2.0 million in the fiscal year ended January 31, 1996. The increase of $0.3 million in interest expense reflects the cost of higher working capital borrowings under the Company's bank line of credit, partially due to the U.S. government's temporary shutdown.

     Provision for income taxes. The Company's effective tax rate was 41.1% in the fiscal year ended January 31, 1996, as compared to 35.3% for the fiscal year ended January 31, 1995. The variation in the effective tax rate is primarily attributable to a revision of prior years' tax estimates which reduced the effective tax rate for the fiscal year ended January 31, 1995.

FISCAL YEAR ENDED JANUARY 31, 1995 VS. FISCAL YEAR ENDED JANUARY 31, 1994

     Revenues. Revenues increased by $1.8 million, or 3.1%, from $55.9 million in the fiscal year ended January 31, 1994 to $57.7 million in the fiscal year ended January 31, 1995. The change in revenues includes an increase in revenues associated with the Company's communications engineering and information systems business areas, offset in part by reductions in revenues from nuclear-related programs.

     Cost of revenues. Cost of revenues increased from $46.7 million, or 83.4% of revenues, in the fiscal year ended January 31, 1994 to $47.8 million, or 83.0% of revenues, primarily due to the increase in revenues.

     Selling, general and administrative expenses. SG&A expenses increased from $6.6 million, or 11.8% of revenues, in the fiscal year ended January 31, 1994, to $7.4 million, or 12.8% of revenues, in the fiscal year ended January 31, 1995. This increase was due entirely to a one-time payment of $0.9 million relating to settlement of certain contract disputes arising from events occurring prior to 1991.

     Research and development expenses. R&D expenses were unchanged from the fiscal year ended January 31, 1994 to the fiscal year ended January 31, 1995 at $0.2 million, representing 0.4% of revenues in both years.

     Interest expense. Interest expense was relatively unchanged at $1.7 million in the fiscal year ended January 31, 1995 as compared to $1.6 million in the fiscal year ended January 31, 1994.

     Provision for income taxes. The Company's effective tax rate was 35.3% in the fiscal year ended January 31, 1995. During the fiscal year ended January 31, 1994, the Company adopted a change in method of accounting for income taxes as required by Statement of Financial Accounting Standards ("SFAS") No. 109. The adoption of this standard resulted in a credit to income of $0.2 million. Without the effect of this one-time credit, the effective tax rate was 40.0% in the fiscal year ended January 31, 1994. The variation in the effective tax rate is primarily attributable to a revision of prior years' tax estimates which reduced the effective tax rate for the fiscal year ended January 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES


     The Company finances its operations and the purchase of property and equipment through borrowings under a short-term line of credit and term loans and from generation of cash from operations. The Company has a bank line of credit under which the Company may borrow up to $6.0 million, limited to specified percentages of eligible accounts receivable, at 7/8% over the bank's prime rate. As of January 31, 1997, the Company had $4.3 million outstanding under such line of credit, which accrued interest at an annual rate of 9.125%, and an additional $1.3 million was available for borrowing. The credit agreement relating to the credit line requires the Company to maintain certain financial ratios, limits the amount of dividends that the Company may pay, and prohibits the Company from further pledging any of its assets unless such pledge is in conjunction with obtaining term financing for the acquisition of new property and equipment. The credit line matures in October 1997, at which time the Company intends to seek renewal. While the Company believes that the line will be fully renewed, there can be no assurance that such renewal will occur. The Company has a zero-balance bank account arrangement whereby the Company makes daily borrowings under the credit line as necessary and all cash collections received are applied against the credit line balance on a daily basis. See Note 4 of Notes to Consolidated Financial Statements.



     In addition to the working capital credit line which the Company intends to fully repay using proceeds of the offering, the Company borrows from secondary lenders for the acquisition of property and equipment. Such term debt is secured by purchased property and equipment and is payable in monthly principal and interest installments over a three-year term. During 1997 the acquisition of property and equipment was financed entirely by the working capital credit line.


     The Company also has a mortgage loan secured by its owned facility in San Diego, California. The mortgage requires monthly payments of principal, amortized over a 17-year period, and interest, which was payable at an annual rate of 8.96% as of January 31, 1997. See Note 5 of Notes to Consolidated Financial Statements.



     The Company had a working capital deficit of $806,000 at January 31, 1997. The working capital deficit arose from the Company's use of its short-term working capital credit line to finance purchases of non-current assets during the fiscal year ended January 31, 1997, including approximately $1.0 million in property and equipment and $0.3 million for the acquisition of certain other assets, and to finance the repurchase of Common Stock during the fiscal year ended January 31, 1997 for $0.5 million.



     In the fiscal year ended January 31, 1997, net cash provided by operating activities was $3.9 million, including cash generated from a reduction in accounts receivable of $2.7 million. During the same period, $2.1 million in cash was used to repay short-term and long-term debt, $1.0 million was expended for property and equipment, and $0.5 million was used to finance the repurchase of Common Stock.


     Traditionally, the Company's primary need for working capital has been driven only by the need to finance government accounts receivable. Because government contracts generally provide for reimbursement of costs as they are incurred, and the Company's contracting efforts have not typically required significant investment in capital equipment, research and development, or extensive marketing activities, there has not been a need for significant amounts of working capital in the past. As the Company's commercialization efforts increase and the need for additional personnel, equipment, inventory, research and development and marketing efforts grows, additional working capital beyond traditional levels will be required. Additionally, the Company's strategy of acquiring complementary companies may require additional capital.

     The Company believes that the net proceeds of the offering, together with the Company's capacity to borrow under existing working capital loan arrangements and secondary borrowings for property and equipment, will be sufficient for its working capital and capital expenditure needs for at least the twelve-month period following this offering. Thereafter, if the Company's spending plans change, the Company may find it necessary to seek to obtain additional sources of financing to support its capital needs, but there can be no assurance that such financing will be available on commercially reasonable terms, if at all.

NEW ACCOUNTING PRONOUNCEMENT


     Earnings per Share. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 will be adopted by the Company as required in the fourth quarter of fiscal 1998. Upon adoption of SFAS No. 128, the Company will present basic earnings per share and diluted earnings per share. Basic earnings per share will be computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share will be computed based on the weighted average number of shares outstanding during the period increased by the dilutive effect of potential common stock. Management is currently evaluating the impact that the adoption of SFAS No. 128 will have on the Company's financial statements.

                                    BUSINESS

OVERVIEW

     Jaymark provides advanced technology products and services to the DoD and other government agencies, and commercializes selected government-funded technologies following a disciplined evaluation of market size and profitability. The Company's first products developed under this commercialization strategy are high-speed digital communication adapters which have been sold in production quantities since December 1996. These products, marketed under the FibreStar brand, are designed to the ANSI Fibre Channel standard. The Fibre Channel standard has become well supported in the industry because of its high performance, which includes (i) the highest commercially-available speed (2125 Mbps in full duplex), (ii) scalability (up to 126 nodes on a single loop), (iii) simplicity of installation and maintenance,
(iv) multiprotocol transport (simultaneously within both storage and network environments), (v) long connection distance (up to six miles), and (vi) high reliability of data reception and absence of congestion with multiple users. FibreStar products provide essential hardware and software to reduce network congestion, thereby delivering substantial performance improvement to users requiring high-bandwidth data transmission capabilities, including multimedia, in such applications as (i) business and scientific computing, (ii) high volume database access for the financial and retail industries, and (iii) multistream digital video transmission and editing for the entertainment and broadcast industries.

     With over twenty years of government-funded advanced technology development, the Company has established several core competencies, including
(i) electronic and electro-optic system design, (ii) communications engineering,
(iii) electromagnetic effects, and (iv) nuclear and high-explosive weapon effects (e.g., blast and shock effects on structures). In 1991, under the leadership of new management, the Company began to target government contracts involving the development of proprietary technologies with potential commercial applications ("dual-use technologies").

     The Company's objective is to increase profitability by leveraging its core competencies and its advanced government-funded research through commercialization of dual-use technologies. The key elements of the Company's strategy are to:

     - Establish FibreStar as a leading line of adapters in the emerging market for networking and storage products utilizing the Fibre Channel standard.

     - Selectively identify and commercialize additional dual-use technologies and products with compelling market potential, and establish separate business entities, when appropriate, to provide dedicated management and focused business objectives.

     - Maintain and expand core competencies to provide new proprietary technologies, products and resources through the pursuit of government-funded research and strategic acquisitions.


     The Company has recently formed a wholly owned subsidiary, Jaycor Networks, to which it contributed its FibreStar products and technology in order to capitalize on the commercial potential of these products. The efficient and rapid transfer of information throughout networks has become increasingly critical to the daily operation of business. The annual market for Fibre Channel adapters, such as the FibreStar products, is projected to grow from $68 million in 1996 to over $200 million in 1997 and to exceed $1 billion by the year 2000, according to an industry study by emf Associates and Andrew Prophet Research & Consulting, two networking consulting groups. The Company believes that only a small portion of this market is currently associated with independent suppliers of Fibre Channel adapters. In the future, however, the Company believes that independent suppliers, such as JNI, will supply a larger portion of the market. As an example of how widely the Fibre Channel standard has been adopted, JNI and 35 other companies exhibited a variety of their Fibre Channel product lines at the Comdex computer trade show meeting in November 1996, including Adaptec, Ancor Communications, Box Hill Systems, Digital Equipment Corporation, Emulex, Gadzoox Microsystems, Hewlett-Packard, Intel, Interphase, LSI Logic, QLogic, Quantum, Seagate Technology, Sun Microsystems, Texas Instruments, Unisys, Vitesse Semiconductor, and XPoint Technology. From December 1996 to April 1997, JNI shipped over $750,000 of FibreStar products.

     The Company's government contract business is performed through Jaycor, its wholly owned subsidiary. Jaycor's objective is to maintain and expand its advanced technology government research base, which in turn will provide both the technology and resources for further product commercialization. Jaycor intends to focus on areas in which government funding is likely to remain stable or increase, while simultaneously identifying problems and providing solutions to the government in areas in which its core competencies provide a competitive advantage. Jaycor maintains active relationships with the Departments of Defense, State, Justice, Transportation, and Energy, and had approximately 200 contracts or subcontracts that generated revenue during the fiscal year ended January 31, 1997, which were funded by approximately 40 different government agencies, most of which are within the DoD.

COMPANY STRATEGY

     The Company's strategy is to commercialize emerging technologies by leveraging its government-funded development efforts, which provide a source of dual-use technologies and the resources to develop such technologies. The key elements of this strategy are as follows:

     Establish FibreStar as a Leading Line of Adapters. FibreStar is the first technology to be commercialized by the Company from its government-funded research after both internal and independent analysis indicated significant market potential. The Company intends to establish JNI as a leading independent supplier of Fibre Channel adapters by (i) developing additional OEM and reseller arrangements, (ii) expanding and enhancing its product line, (iii) leveraging its existing relationships with resellers and OEMs with respect to SBus-to-Fibre Channel products to promote and market PCI-to-Fibre Channel products, (iv) developing timely responses to new market needs, and (v) continuing its commitment to product quality and customer service. See "-- Fibre Channel Network Products -- Strategy."

     Selectively Identify and Commercialize Dual-Use Technologies and
Products. In 1991, under the leadership of new management, the Company adopted a strategy of developing dual-use technologies. As a result, the Company began to target government contracts involving development of proprietary technologies with commercial applications, and began to apply for patents to protect its proprietary position. Over the past six years, the Company has developed additional dual-use technologies which it believes have the potential for successful commercial applications, including: (i) a bomb-resistant luggage container designed for aircraft safety, (ii) an Auto-Arrestor to prevent or terminate dangerous high-speed chases, (iii) several non-lethal weapon applications for military and domestic security purposes, and (iv) several weapon detection systems. The Company intends to commercialize its technologies, but only after a disciplined evaluation of market size and profitability by both the Company and independent market consultants indicates a high probability of success. The Company will establish separate subsidiaries, when appropriate, to commercialize proprietary technologies in order to provide dedicated management and focused business objectives.

     Maintain and Expand Core Competencies. The Company focuses on government contracting opportunities in areas in which the Company's core competencies can provide unique solutions and in which the Company's reputation and experience provide a competitive advantage. The maintenance of its government services business is vital to the Company as a source of new proprietary technologies and products for commercialization, and the resources needed to successfully commercialize such technologies and products. In order to expand its advanced technology products and services business, the Company's strategy is to (i) target contracting opportunities in areas of increased funding, (ii) focus on high-technology contracting opportunities, and (iii) pursue acquisitions. To implement this strategy, the Company intends to foster key government relationships, retain key management and technical personnel, and remain cost competitive. See "-- Advanced Technology Products and Services -- Strategy."

ADVANCED TECHNOLOGY PRODUCTS AND SERVICES

OVERVIEW

     The Company provides advanced technology products and services to the DoD and other government agencies through its wholly owned subsidiary, Jaycor, which was founded in 1975. In 1991, under the leadership of new management, Jaycor refocused its technology base to pursue problems and solutions relevant to the post-Cold War era and to emphasize, where possible, the development of dual-use technologies.


     Over 90% of Jaycor's revenues are generated through contracts funded by the DoD budget categories of research, development, test and evaluation ("RDT&E") and, to a lesser extent, operations and maintenance ("O&M"). While the overall defense budget declined following the Cold War by 17% in constant dollars from 1990 to 1997, the RDT&E budget category declined by only 5% over the same period. The RDT&E budget stabilized at approximately $35 billion in 1995, and is now increasing in certain areas relevant to Jaycor's core competencies. Such areas include intelligence and communications, systems research and development, electronic warfare, information systems, security, chemical and biological defense, and Advanced Concept Test Demonstrations, which include, among others, countermine, counterproliferation and cruise missile defense.


STRATEGY

     Jaycor's objective is to maintain and expand its core competencies, which will provide both the technology and resources for further product commercialization. The key elements of Jaycor's strategy include the following:

     Target Contracting Opportunities in Areas of Increased Funding. Jaycor focuses marketing resources on areas in which government funding is likely to remain stable or increase, both within and outside of the DoD. Jaycor remains current on existing and emerging problems of interest in various government agencies and follows the budgeting and funding allocation process through Congress down to the agencies. As a result of this approach, Jaycor believes that increased funding opportunities will be available in its areas of interest, including: communications installation and maintenance, land mine warfare and countermine systems, electronic and information warfare, aviation safety and counterterrorism, law enforcement, chemical/ biological defense and the environment.

     Focus on Advanced Technology Opportunities. Jaycor pursues contracts in areas in which its proprietary technologies or hardware provide: (i) innovative solutions to government problems, (ii) a competitive advantage, and (iii) opportunities for developing dual-use technologies. To maximize this advantage, Jaycor often demonstrates the viability of proposed technical solutions as a part of government-reimbursable internal research and development ("IR&D") efforts, leading to either unsolicited or solicited proposals. For example, Jaycor developed the Auto-Arrestor to safely stop fleeing vehicles with IR&D funds as a part of a preproposal effort for the Department of Justice.

     Pursue Acquisitions. Jaycor plans to broaden its contracting base and enter new markets by acquiring other contracting companies that augment Jaycor's government contracting activities. For example, in 1996 Jaycor enhanced its ability to deliver complete microwave systems by acquiring the Power Systems Design Group, which designs and manufactures specialty power supplies.

CORE COMPETENCIES AND CUSTOMER SOLUTIONS

     Jaycor pursues contracting opportunities in areas in its core competencies, which are:

     Electronic and Electro-Optic System Design. Jaycor has expertise in the design and manufacture of electronic and electro-optic systems, including communications, surveillance and weapon detection sensors, mine detection radars, directed-energy systems and electronic warfare. Jaycor uses these capabilities in a wide variety of government contracts such as the design and fabrication of radiation-hardened space-borne computers for potential use on military satellites, and the design and manufacture of electronic power supplies for use with directed-energy weapon systems.

     Communications Engineering. Jaycor has significant experience in fixed and mobile communication systems design, installation, maintenance, logistics support and related personnel training. These systems include telephone, microwave, VHF/UHF and satellite systems. For example, Jaycor currently provides engineering, provisioning, testing, training, upgrades, repair, security, equipment configuration management, and operations support at a facility for an Air Force agency. Jaycor is also designing and installing upgraded telecommunications systems at various military facilities around the world.

     Electromagnetic Effects. Jaycor applies its understanding of electromagnetic effects on the operation of electronic systems to design weapon system concepts to defeat adversaries' electronic systems, and to develop design techniques to protect U.S. systems from adverse effects resulting from natural and man-made sources of RF energy. Jaycor has contracts to design and demonstrate electromagnetic and electronic warfare weapon concepts, and to develop design techniques to prevent degradation of system performance in hostile electromagnetic environments.

     Weapon Effects. Through 20 years of contracting for the DoD, Jaycor has developed an understanding of the effects of a broad range of military weapons on electronic systems and mechanical structures such as satellites, missiles, missile silos and other structures. Jaycor has contracts to design and test techniques that allow electronic and electro-optic systems to operate in hostile radiation environments characteristic of post-Cold War weapon threats. Jaycor is using this technology to develop non-military products for post-Cold War applications such as bomb containment and weapon detection systems.

     Other Core Competencies. Jaycor also maintains a depth of experience in information systems database management, large-scale interactive computing, security and counterterrorism, biological/chemical defense and environmental remediation. These core competencies have supported a wide variety of contracts, such as the management of a database for military personnel medical histories, large-scale interactive computer simulations for war gaming, the design of security systems for U.S. embassies and simulation of chemical/biological agent dispersion.

POTENTIAL COMMERCIAL OPPORTUNITIES

     As part of its government-funded research, Jaycor develops innovative dual-use technologies and products. The Company's first commercial products, its FibreStar adapters, were developed from Jaycor's experience in developing and delivering specialized high-speed data transmission systems for the DoD. See
"-- Fibre Channel Network Products." Jaycor currently is involved in several additional government-funded product development efforts that the Company believes may lead to commercial applications.


     Hardened Luggage Container. Current airport security equipment cannot detect certain smaller explosive devices that are capable of causing significant damage. Under a contract with the Federal Aviation Agency ("FAA"), Jaycor has developed and successfully tested prototype units of a hardened luggage container which is capable of containing the detonation and suppressing the fires caused by such devices. This container conforms to International Air Transport Association specifications for luggage containers and is designed to provide greater durability than existing containers used in ordinary commercial service. Because this hardened luggage container will cost more to purchase and to operate due to its increased weight over existing luggage containers, Jaycor believes that commercial airlines will not readily purchase the containers until FAA regulations require the mandatory use of such a hardened luggage container. The FAA has purchased two additional prototype units from the Company. In addition, Jaycor submitted a proposal in response to a Request for Proposal ("RFP") issued by the FAA, to acquire up to 60 units over a 12-month period for test and evaluation by the airlines. The resulting information will be used to determine cost and reliability data as part of the regulatory process. Jaycor is also pursuing additional applications of this containment technology.



     Handheld Acoustic Weapon Detector. Jaycor has developed an ultrasonic imaging device under DoD contract that can detect small objects, including concealed weapons, on individuals at distances from three to ten feet. Currently there is no low-cost product known to the Company to image concealed weapons in a nonintrusive manner. The objective of the current contract is to fabricate a pre-prototype system for test and evaluation. The Company plans to continue development under government contract.


     Auto-Arrestor. Using IR&D funds, Jaycor designed and tested the Auto-Arrestor as part of its pre-proposal effort to the Department of Justice to develop technologies to stop fleeing motor vehicles quickly and safely. Law enforcement officials estimate that each year there are over 40,000 high-speed chases between police and motorists on the roadways, resulting in approximately 400 deaths, millions of dollars in property damages, and personal injuries. The Auto-Arrestor uses an electromagnetic pulse to disrupt the ignition of a motor vehicle, causing it to come to a controlled stop. The Auto-Arrestor has been tested, generally with success, on highways in Colorado, at the border crossing in San Diego, California, and in safety and effectiveness tests at the Army Research Laboratory in Adelphi, Maryland.



     Non-Lethal Projectiles. Pursuant to a contract with the Defense Advanced Research Projects Agency, Jaycor has developed and demonstrated a low-velocity blunt prototype electrical projectile which can be used by the military and police with existing weapons to subdue suspects with non-lethal force. With IR&D funds, Jaycor has developed and demonstrated the ability to deliver pepper spray at distances up to 50 feet quickly and accurately by encapsulating the pepper spray in small spherical gel balls. The Company has applied for a patent, and the military is planning to test and evaluate this weapon in the coming year.


     Ground-Penetration Radar for Buried Land Mine Detection. In 1996, Jaycor completed a contract for a proof-of-principle standoff mine detection system. Pursuant to a new contract issued by the DoD in August 1996, Jaycor is now developing a prototype system to be used in an advanced technology development program. Approximately $8 million in additional funding has been earmarked for this contract, which will last a minimum of 27 months. Jaycor's proprietary system is the only system known by the Company that can detect mines at ranges up to approximately 100 feet.

CUSTOMERS


     Jaycor maintains active relationships with the Departments of Defense, State, Justice, Transportation, and Energy, and had approximately 200 contracts or subcontracts that generated revenue during the fiscal year ended January 31, 1997 which were funded by approximately 40 different government agencies, most of which are within the DoD. In addition, for the year ended January 31, 1997, approximately 32% of Jaycor's revenues were derived from approximately 40 contracts with DSWA and approximately 14% of Jaycor's revenues were derived from contracts with SM-ALC. In those instances where Jaycor teams with other companies to bid for contracts, it may become either the prime contractor or a subcontractor under the contract. Jaycor's relationship with the funding government agency frequently does not differ substantially between a prime contractor and a subcontractor.


COMPETITION

     Jaycor's competitors generally fall into three broad classes, including (i) smaller companies which have a high degree of specialization in one government contract segment (e.g., Mission Research Corporation), (ii) medium-to-large-sized companies that compete with Jaycor for a broad range of government contracts (e.g., Science Applications International Corporation, EG&G and Kaman Sciences), and (iii) extremely large aerospace and defense contractors that rarely compete with Jaycor except for certain prototype development contracts which involve large-scale sophisticated technology or large multi-year contracts (e.g., Hughes, Lockheed-Martin, TRW and Raytheon). Many of Jaycor's competitors have substantially greater technical, financial, marketing and other resources than Jaycor. No assurance can be given that Jaycor's competitors will not bid for or deliver their solutions in a more effective or efficient manner, which would significantly adversely affect Jaycor's potential market share. Jaycor believes that the critical success factors in its market are the ability to (i) develop proprietary technology, (ii) maintain technological superiority,
(iii) maintain customer satisfaction, (iv) adapt to changing budget priorities,
(v) identify and provide cost-effective solutions for government applications, and (vi) continue to recruit and retain highly-skilled personnel.

PROCUREMENT OF GOVERNMENT CONTRACTS

     Jaycor competes for most of its contracts in an open bidding process. RFPs are generally advertised in The Commerce Business Daily, a government publication. Bids are generally due from 30 to 60 days after the release of the RFP, and the ensuing proposal evaluation process generally requires three to six months.

     Jaycor typically bids on three types of government contracts: (i) CPFF,
(ii) T&M, and (iii) fixed-price. CPFF contracts provide for reimbursement for all of Jaycor's allowable costs and a fixed profit. T&M contracts require Jaycor to provide a certain number of labor hours at a rate prescribed by the contract. Jaycor is reimbursed for the hours spent on T&M contracts at the prescribed labor rate for each category and for all materials utilized. The fee in a T&M contract is generally slightly higher than for CPFF contracts. Fixed-price contracts require Jaycor to deliver the work product described in the work statement at a fixed price, which has the largest risk to Jaycor, but generally also has the largest potential profit margin. In the year ended January 31, 1997, approximately 78%, 8%, and 14% of Jaycor's government contract revenues were derived from CPFF, T&M, and fixed-price contracts, respectively.


     The nature of Jaycor's government contracts requires ongoing interaction between Jaycor's key management and technical personnel and the various government agencies. These interactions provide Jaycor with useful insight with respect to its customers needs, and lead to opportunities to submit solicited or unsolicited proposals to address these needs.

BACKLOG


     Jaycor's total contract backlog was $68.5 million and $69.5 million as of January 31, 1997 and 1996, respectively. The amount of backlog which had been funded as of January 31, 1997 and 1996, was $23.6 million and $24.1 million, respectively. Additionally, certain contracts contain provisions which allow the government, under terms specified in the contract, to extend the period of performance or to add additional work beyond the current contract scope. The backlog value of these unexercised options as of January 31, 1997 and 1996 which has been included in the total contract backlog was $32.3 million and $34.3 million, respectively.


     Although there can be no assurance that full contractual funding will be received, the Company expects, based on previous history, that substantially all contracts which are not yet fully funded, including unexercised contract options, will ultimately be funded.

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY


     Since 1991, Jaycor's strategy shifted to pursuing contracts with dual-use technologies. Simultaneously, Jaycor began to patent technologies and products with commercial potential. Jaycor has ten U.S. patents that have issued or been allowed, and seven additional U.S. patent applications have been filed. In addition, Jaycor has one corresponding foreign patent that has been issued, and five additional corresponding foreign patent applications have been filed.



     Under certain standard provisions in government contracts, the government may retain certain rights, which are often limited, in technology developed under or arising out of work performed under such contracts. For example, by fulfilling contract disclosure requirements, a contractor can retain ownership of a patent covering an invention developed under a contract funded by the DoD. The government retains a nonexclusive, royalty-free license to use such patents. If a contractor fails to disclose the invention to the government in a timely manner, however, the contractor may lose all rights to the invention. The regulations with respect to agencies other than the DoD may differ. In addition, the regulations governing ownership of data rights developed under government contract differ among various agencies and have been revised over the years. For example, prior to 1995 a contractor who developed data or software under a contract funded by the DoD would be able to claim copyright ownership of the data or software, but the government would generally retain unlimited rights to use the data or software for any purpose, including providing it to another contractor for competitive purposes. With respect to data or software delivered under DoD contract, but developed at private expense, the government generally retains only limited or restricted rights to use such data or software for its own purposes. The regulations with respect to agencies other than the DoD differ, but generally allow the contractor to retain certain rights.

FIBRE CHANNEL NETWORK PRODUCTS

OVERVIEW


     The Company, through its wholly owned subsidiary, Jaycor Networks, designs, develops and markets high-speed digital communications adapters based on the Fibre Channel standard approved by the ANSI in 1994. FibreStar products provide essential hardware and software to reduce network congestion through (i) the highest commercially available speed, (ii) scalability, (iii) simplicity, (iv) multiprotocol transport, (v) increased connection distance, and (vi) high reliability of data reception and absence of congestion with multiple users. FibreStar products provide significant opportunities for business solutions in such applications as (i) business and scientific computing, (ii) high volume database access for the financial and retail industries, and (iii) multistream digital video transmission and editing for the entertainment and broadcast industries. The annual market for Fibre Channel adapters, such as the FibreStar products, is projected to grow from $68 million in 1996 to over $200 million in 1997 and to exceed $1 billion by the year 2000, according to an industry study by emf Associates and Andrew Prophet Research & Consulting, two networking consulting groups.



     Building on the Company's core competence in electronic and electro-optic system design, FibreStar products were developed using the experience Jaycor gained from 1991 through 1993 in designing specialized high-speed data transmission systems for the DoD. After Jaycor's evaluation of the commercial potential of the technology was confirmed by a market study conducted by the Anderson Graduate School of Management at UCLA, Jaycor began designing its initial prototype, an SBus-to-Fibre Channel adapter, in 1993. Subsequently, a study by two independent high-technology consulting firms, Technology Strategies and Alliances and Eminent Technologies, Inc., confirmed the commercial potential for Fibre Channel products and outlined product development and marketing options.


INDUSTRY BACKGROUND


     The Fibre Channel standard is a computer and data storage interface specification approved by the ANSI in 1994. When compared to existing standards, Fibre Channel provides increased bandwidth for data communication, increased distance over which data can be transmitted at high speeds, guaranteed data delivery, and scalability to large numbers of network connections. The Fibre Channel standard builds on industry experience to combine attractive features of both network and storage protocols, and is the only standard that can transport both network and storage protocols simultaneously over the same interface. Fibre Channel provides 1063 Mbps transmission capabilities in half duplex and 2125 Mbps in full duplex. Additionally, the Fibre Channel standard permits connection of a data warehouse to a network without a storage server, resulting in lower costs of ownership and increased reliability. It is being used to improve performance of computer networks and data storage systems in a wide variety of applications.


     The demand for and resulting application of Fibre Channel products is being driven by three compelling market needs:


     Increasing Requirements for Timely Retrieval and Archiving of Massive Amounts of Data. In the past decade, organizations have become increasingly aware that the ability to collect, analyze and distribute information in a timely and efficient manner through computer networks is a key determinant of their business success. However, business requirements to transmit increasing volumes of information have grown beyond the capability of commonly employed computer networks (e.g., Ethernet networks) to deliver data in a timely fashion. During the past ten years, the amount of computing power commonly available in personal computers has increased approximately 200 times. During that same period, the amount of disk storage available in the desktop computer has increased approximately 180 times, while enterprise system storage has increased hundreds of times beyond that at the desktop. The connections to storage arrays (e.g., SCSI and IDE) have not kept pace, and the various storage interfaces do not meet current and future requirements for speed, distance and scalability. With the introduction of high-speed Fibre Channel disc drives by Seagate Technology in 1996, and the availability of SBus-to-Fibre Channel adapters and PCI Bus-to-Fibre Channel adapters, such as the FibreStar products, Fibre Channel is emerging as a preferred solution to network storage bottlenecks by providing a substantial increase in data transfer rates (up to 2125 Mbps in storage connections using full duplex).


     Increasing Requirements for Bandwidth in Computer Networks. During the past decade, new and more complex applications, such as desktop publishing, distributed database management and the processing requirements of multimedia information, have strained the ability of many networks to reliably handle the vastly increased volume and density of traffic. These networks, particularly those based on Ethernet, Fast Ethernet or Token Ring technologies are increasingly subject to traffic bottlenecks at the servers and congestion between clients, frequently resulting in long response times and reduced productivity. Products based on ATM offer slightly higher bandwidth than Fast Ethernet, but when an ATM network becomes congested, data packets are discarded. A recent survey in Storage Management Solutions, an industry magazine, concluded that network performance and response time were the most frequently cited worries of information system managers. The data transfer rates, low latency, scalability and distance capability of Fibre Channel provide cost-effective solutions for these information management problems.



     Fibre Channel is the only solution known to the Company that eliminates the connection as the bandwidth-limiting element in both computing and storage networks at a reasonable cost. Additional technologies and advanced networking protocols, such as Gigabit Ethernet, are under development, but are not yet standardized and have not yet been widely deployed commercially. In addition, Ethernet networks, including the proposed Gigabit Ethernet, are based upon a collision-domain access method that limits the usable bandwidth to an estimated 30% to 40% of the maximum rated bandwidth. In Ethernet networks, data reliability also decreases as the number of users are increased. In contrast, Fibre Channel is able to utilize nearly 100% of the maximum available bandwidth while maintaining high data reliability as users are added to the network.



     The Company estimates that in 1996, products designed to the Fibre Channel standard comprised less than 2% of the worldwide network interface card market, and the Company believes that Fibre Channel products accounted for an even smaller percentage of the total storage protocol market. Based on the enhanced performance offered by Fibre Channel and the projections of industry analysts, the Company believes that the market share of Fibre Channel products will increase over the next few years.

     The figure below compares both common networking and storage interface protocols with Fibre Channel, which alone can transport either or both network and storage protocols simultaneously over the same interface.

                       FIBRE CHANNEL IS FASTER THAN OTHER
                     COMMON COMMERCIAL INTERFACE PROTOCOLS

[Bar graph comparing Fibre Channel to other network and storage protocols, illustrating the following protocols and megabits per second: Ethernet (10), Fast Ethernet (100), Token Ring (40), FDDI (100), ATM OCI (155), ATM OC3 (622), SCSI (80), SCSI 2 (160), Ultra SCSI (320) and Fibre Channel (1063).]

     Increased Use of Clustered PCs and Workstations. The increased computing power of PCs and workstations and high-bandwidth links make it possible for clustered PCs and workstations to fulfill functions formerly performed by mainframe computers and at a lower cost of ownership. Clustering also allows scalability, since computing power can be added incrementally as needs grow. Fibre Channel, combining features of networking and computing channel standards, provides a high bandwidth bidirectional link for communication among workstations at internal bus speeds. As an open standard, Fibre Channel operates with widely used workstations and PCs, and creates market opportunities for high-speed digital communication adapters, such as the FibreStar products, that are well suited for clustering applications.

     The following diagrams illustrate a network implemented with two different technologies. In the first diagram, multiple disk drives, represented as cabinets of RAIDs, communicate with a file server over the commonly used SCSI type connection. The file server communicates to workstations over an FDDI protocol. Multiple SCSI connections and multiple FDDI connections to the bridge are necessary to deliver 100 Mbps to individual users.

       FILE STREAMING WITH A SCSI/FDDI NETWORK REQUIRES MULTIPLE STORAGE
              CONNECTIONS WHILE DELIVERING ONLY 100 MBPS TO USERS

[Schematic diagram illustrating a file streaming SCSI/FDDI network. Cabinets of RAIDs communicate with a file server over a SCSI type connection (2 x 160
Mbps), and the file server communicates to workstations over multiple FDDI connections (4 x 100 Mbps) to a bridge.]

     In the following diagram, the RAIDs are connected with workstations in a Fibre Channel loop configuration. Additionally, Fibre Channel permits direct, common access to the disk drives over large distances, eliminating the need for a file server. Communication to individual workstations is accomplished through a Fibre Channel adapter, such as a FibreStar adapter, located in each workstation, or two Fibre Channel adapters in each workstation for redundant loops. Distribution of connectivity to individual workstations can be provided by a Fibre Channel hub or switch. Workstations communicate with each other through the hub or switch by using a network protocol and with the RAID cabinet by using a storage protocol.

                    FILE STREAMING WITH A FIBRESTAR NETWORK
        CAN DELIVER 1063 MBPS TO USERS OVER A SINGLE STORAGE CONNECTION

    [SCHEMATIC DIAGRAM ILLUSTRATING A FILE STREAMING FIBRE CHANNEL NETWORK. COMMUNICATION TO WORKSTATIONS IS ACCOMPLISHED THROUGH FIBRESTAR ADAPTERS
         (1063 MBPS), AND COMMUNICATE WITH EACH OTHER THROUGH A HUB OR
                        SWITCH AND WITH A RAID CABINET]


                       FIBRE CHANNEL REPLACES A STANDARD
                   SCSI/FDDI NETWORK WITH HIGHER PERFORMANCE

--------------------------------------------------------------------------------------------
                                              SCSI/FDDI                   FIBRE CHANNEL
                                  -------------------------------   ------------------------
             FEATURE                   STORAGE          NETWORK         STORAGE & NETWORK
--------------------------------------------------------------------------------------------
            Bandwidth                 400 Mbps         100 Mbps             1063 Mbps
--------------------------------------------------------------------------------------------
   Simultaneous Storage/Network          No               No                   Yes
         Protocol Support                                           (server is not required)
--------------------------------------------------------------------------------------------
           Connections               15 per bus      1,000 maximum        126 per loop
                                                                      (16,000,000 maximum)
--------------------------------------------------------------------------------------------
       Maximum Cable Length            98 feet         25 miles              6 miles
--------------------------------------------------------------------------------------------

Fibre Channel networking devices, such as the FibreStar products, provide high performance through:

     - HIGHEST COMMERCIALLY AVAILABLE SPEED: Communication bandwidth of 1063 Mbps in half duplex and 2125 Mbps in full duplex is available today.

     - HIGHEST RELIABILITY AND EFFECTIVE BANDWIDTH: Fibre Channel's credit-based access method assures high data reliability and maximum utilization of the network (as compared with a 30% to 40% utilization of Ethernet's collision-based access method).

     - SCALABILITY: Up to 126 nodes can be connected on a single loop; approximately 16 million can be connected through cascaded switches.

     - RELATIVE SIMPLICITY OF INSTALLATION AND MAINTENANCE: Fibre Channel uses thin cables and connectors as opposed to SCSI, that requires cumbersome, thick cables that operate over relatively short distances.

     - MULTIPROTOCOL TRANSPORT: Storage and network protocols can be transported over Fibre Channel simultaneously; SCSI, Ethernet, and FDDI data frames are readily carried by Fibre Channel.

     - CONNECTION DISTANCE: Connections at full bandwidth can extend up to 98 feet over copper wire and up to six miles over fiber optics without repeaters.

     - NETWORK ATTACHED STORAGE: As a consequence of multiprotocol transport capability, arrays of disk drives can be connected directly to the network.

     - GROWTH PATH TO THE FUTURE: The Fibre Channel standard is designed to allow data transmission bandwidths up to 4251 Mbps in half duplex and 8502 Mbps in full duplex, which is four times the capability of existing Fibre Channel products.

Fibre Channel products are now being used in a number of industries for:

     - Digital image processing in advertising, print and entertainment industries

     - Processing and sharing of medical images

     - Storage and retrieval of imaged documents

     - Financial and retail transaction processing

     - Computer-aided design and design automation

     - Scientific and engineering computing


     The Fibre Channel standard is well supported in the data communications and computer networking industry. The Fibre Channel Association, an industry trade group, has over 100 member companies, including: Sun Microsystems, Seagate Technology, Digital Equipment Corporation, Hewlett-Packard, Unisys, Fujitsu, Sony, EMC Corporation, Compaq Computer, NTT (Japan), Mitsubishi, Hitachi, Matsushita, Amdahl Computer, Intel, LSI Logic, Motorola, Tektronix, Lucent Technologies, Siemens Nixdorf, McDonnell Douglas, Panasonic and Electronic Data Systems. Many companies have introduced Fibre Channel products for storage and computing. At the Comdex computer trade show meeting in November 1996, Fibre Channel products were exhibited by JNI and 35 other companies, including Adaptec, Ancor Communications, Box Hill Systems, Digital Equipment Corporation, Emulex, Gadzoox Microsystems, Hewlett-Packard, Intel, Interphase, LSI Logic, QLogic, Quantum, Seagate Technology, Sun Microsystems, Texas Instruments, Unisys, Vitesse Semiconductor, and XPoint Technology. JNI believes that the introduction of additional Fibre Channel products in 1997 by OEMs, for which JNI has been qualified as a supplier of adapters, should increase the market for adapters in the near term.


THE JNI SOLUTION

     FibreStar products address the need for high-bandwidth communication between networked computers, workstations and data storage units. Based upon the following analysis of the market which was performed in

1993, JNI targeted its initial product offerings for the SBus environment, before expanding to the PCI bus environment:

     - Fibre Channel will initially be used in high performance workstations and servers and with large storage units. There will be many more workstations sold than large storage units. Each Fibre Channel workstation and server connection will require one or more Fibre Channel adapters, resulting in a larger volume market for adapters.

     - Unix-based SBus-compatible computers, principally from Sun Microsystems, account for more than half of the servers and workstations sold worldwide, dominating the high-end market.

     - Computers using the PCI bus will provide a second market for FibreStar adapters, and are expected to exceed the SBus market near the end of the decade. By taking a position as a leading supplier of Fibre Channel products for the SBus market and the Sun Solaris operating system, JNI intends to integrate with an OEM customer base and then sell PCI bus FibreStar adapters as those customers move their product to the PCI bus. JNI believes that the OEM customer base can serve as a reference to expand FibreStar product market share for PCI bus adapters.

     JNI commenced designing and developing the FibreStar SBus-to-Fibre Channel adapters in June 1993, resulting in a beta release in May 1995 to key OEMs developing products that required a Fibre Channel interface. JNI has developed FibreStar SBus-to-Fibre Channel adapters for installation in computers compatible with the Sun Microsystems SBus specification, including some manufactured by companies such as Hewlett-Packard, Fujitsu and Digital Equipment Corporation. JNI first shipped commercial versions of these SBus-to-Fibre Channel adapters in May 1995, and commenced volume production in December 1996. JNI is currently a leading independent supplier of Fibre Channel adapters for SBus platforms, supporting the Solaris operating system with software drivers for networking and storage connections. Suppliers of SBus-compatible computers running the Solaris operating system are expected to incorporate the PCI bus into these computers in increasing numbers. JNI is developing enhancements to the drivers for its FibreStar PCI Bus-to-Fibre Channel adapters to support the migration to this platform.

     For DEC Alpha, Power PC and Intel processor-based computers with the PCI bus, JNI began supplying beta versions of its FibreStar PCI Bus-to-Fibre Channel adapters in July 1996. JNI currently supports the Windows NT and Solaris X86 operating systems with networking and storage software drivers.

STRATEGY

     JNI's objective is to continue to strengthen its position as a leading independent supplier of Fibre Channel networking products. JNI seeks to achieve this objective by implementing the following strategic elements:


     Develop Additional OEM and Reseller Arrangements. JNI primarily markets and sells its products through reseller relationships and directly to OEMs which incorporate FibreStar adapters into the OEM's product offerings. JNI intends to capitalize on the increased demand for Fibre Channel products by negotiating volume purchase agreements with other major storage suppliers and integrators, as well as expanding relationships with resellers and OEMs.


     Expand and Enhance Product Line. JNI's plan for product development and introduction is based on expected trends in the marketplace. For example, JNI intends to extend the range of its hardware and software offerings to 64-bit server systems and for the higher bandwidth Fibre Channel connections. JNI also intends to capitalize on its understanding of the Fibre Channel technology to enhance the competitive price and performance characteristics and the functionality of its products.

     Leverage OEM and Reseller Relationships for SBus Products to Promote PCI Bus Products. OEM customers often prefer to purchase similar types of products from a supplier with whom they have an established relationship because issues associated with integration of OEM products and product plans, technical support, and reliability have already been successfully resolved. Similarly, resellers tend to prefer selling products from companies with an established product base backed by customer references. Since the architecture and software for the FibreStar SBus and PCI bus products are similar, JNI seeks to use its leverage as a leading supplier of FibreStar SBus-to-Fibre Channel adapters to capitalize on these purchasing patterns in marketing PCI Bus-to-Fibre Channel products.

     Develop Timely Responses to New Market Needs. JNI intends to address anticipated market demand for its products in the areas of clustered computers and workstations, data storage and warehousing (including database storage and digital video/multimedia applications), and in upgrades of existing networks. JNI participates in special-interest working groups within the Fibre Channel Association to keep abreast of developments in emerging and future markets.

     Continue Commitment to Product Quality and Customer Service. JNI is dedicated to ongoing quality improvement and intends to continue to provide the high level of service and technical support that has distinguished JNI in the current marketplace.

PRODUCTS

     JNI products provide essential hardware and software to address existing market needs for high-bandwidth network connections between computers and between networked computers, workstations and data storage units. JNI designs, develops and markets FibreStar adapters for installation in SBus and PCI bus compatible computers. The current 32-bit adapters can be used in the common switched and loop network architectures with copper cable connections of up to 98 feet and with fiber optic connections of up to six miles. The adapters are offered in several versions to respond to various application needs.

                    FIBRESTAR SBUS-TO-FIBRE CHANNEL ADAPTERS

     - Adapters are provided at bandwidths of either 266 Mbps or 1063 Mbps.

     - The 266 Mbps version is provided with optical fiber input/output ports.

     - The 1063 Mbps version is provided with input/output ports for connection to either copper cables or to fiber optics.

     - Communications software drivers for SCSI and TCP/IP protocols for the Solaris operating system versions 2.4 and higher.

     - FibreStar adapters have operated successfully in Sun Microsystems, SparcStations 5, 10 and 20, UltraSparcs 1 and 2, and the Sun 1000E Enterprise Server.

                  FIBRESTAR PCI BUS-TO-FIBRE CHANNEL ADAPTERS

     - Adapters are provided at bandwidths of either 266 Mbps or 1063 Mbps.

     - The 266 Mbps version is provided with optical fiber input/output ports.

     - The 1063 Mbps version is provided with input/output ports for connection through removable I/O modules to either copper cables or to fiber optics. The 1063 Mbps versions with integrated I/O copper or optical connections are also sold.

     - Communications software drivers for SCSI and TCP/IP protocols for the Windows NT operating system versions 3.51 and 4.0, and Solaris X86.

     - FibreStar adapters have operated successfully in several PCI platforms including Intel Pentium-based computers made by Dell, Micron, Packard Bell, Compaq, Gateway and Digital Equipment Corporation (DEC Alpha).


     The list prices for JNI's adapters range from approximately $1,500 to $3,600 depending on configuration and volume. JNI also sells 266 Mbps Fibre Channel switch products under an OEM agreement with Hewlett-Packard and 1063 Mbps eight-port stackable Fibre Channel hubs produced in an OEM relationship with Gadzoox Microelectronics.

SALES AND MARKETING

     JNI markets and sells its products primarily through resellers and OEMs. JNI has developed and continues to develop its OEM relationships (frequently in tandem with its resellers and sales representatives) by actively involving its sales, marketing and engineering personnel, and senior management. In particular, JNI has found that involving experienced engineers in the OEM sales process enables close technical collaboration with the customer during the evaluation and subsequent qualification of the product, often speeding the process with timely problem solving, and establishing confidence in the technical support that can be expected from JNI.

     JNI has established strategic relationships with other Fibre Channel product companies, including Hewlett-Packard and Gadzoox, pursuant to which such companies provide switches and hubs under the FibreStar brand. These relationships allow JNI to offer a suite of interoperable solutions.


     In the United States, JNI sells FibreStar products primarily through direct sales. To extend its geographic coverage, JNI has entered into reseller agreements with Hucom to represent and sell FibreStar products in Japan, and also with Computer Overseas Corporation for Western Europe. These agreements do not provide the resellers with any rights of return or price protection. JNI supports both its resellers and sales representatives through training seminars, direct sales support and technical support.


CUSTOMERS

     Through January 31, 1997, JNI has sold most of its adapters to Hucom for resale to end users in Japan. JNI expects that its future customers will be comprised primarily of OEMs and resellers. Since February 1996 JNI has also sold adapters in initial evaluation orders to over 40 additional purchasers. Of those purchasers, six have completed their evaluation phase and three have placed orders in production quantities.

RESEARCH AND DEVELOPMENT

     JNI plans to remain competitive through continued investment in product enhancement and new product development. JNI intends to focus its product development efforts on areas of perceived need as the Fibre Channel market develops.

     JNI believes that the near-term market demands will be driven by the need for large storage arrays with maximum bandwidth, low latency and high reliability, coupled with a desire to reduce the cost per connection. Consequently, JNI is focusing on the requirement for increased bandwidth by developing FibreStar Fibre Channel adapters and drivers for 64-bit PCI bus and SBus platforms from Sun Microsystems, Inc., Digital Equipment Corporation, Hewlett-Packard and others. To reduce cost, the proprietary designs will be simplified with new ASICs.

     JNI intends to evaluate future opportunities to develop products that will address the needs of related markets for digital video transmission and video conferencing. JNI also intends to develop additional products focused on establishing its network products as a market leader in market segments where the high bandwidth provided by Fibre Channel products offers compelling economic advantages, such as high-volume data storage and transaction environments, video on demand and multiple-user multimedia networking. These planned products are intended to extend the range of applicability of JNI's hardware and software offerings into high-end 64-bit server systems and into intranets. JNI also intends to enhance the products for higher bandwidth (2125 and 4251 Mbps) interconnects as standards and market needs develop.

COMPETITION

     The computer networking industry is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. JNI competes with companies offering products based on the Fibre Channel standard, as well as companies offering products based on competing standards. JNI believes that the principal competitive factors in the computer networking market include the completeness of product offerings, product quality, price and performance, adherence to industry standards, the degree of interoperability with other networking equipment, and time to market for new products. Many of JNI's current and potential competitors have significantly greater financial, technical, marketing and other resources and larger installed bases than JNI. Increased competition could result in price reductions, reduced margins and loss of market share, all of which would materially and adversely affect JNI's business, operating results and financial condition. JNI's FibreStar adapters compete with product offerings from other vendors. Ancor Communications and Genroco currently provide SBus-to-Fibre Channel adapters and Emulex, Interphase, Adaptec and QLogic provide, or have announced plans to introduce, PCI Bus-to-Fibre Channel adapters. Additionally, the computer networking industry has witnessed many acquisitions pursuant to which several large companies have emerged with comprehensive networking solutions. These acquisitions may permit JNI's competitors to devote significantly greater resources to the development and marketing of new competitive products and the marketing of existing products to their larger installed bases of customers. JNI expects that competition will increase, in particular as companies that are well established in the computer networking industry increase their focus on the emerging market for Fibre Channel adapters. There can be no assurance that JNI will be able to compete successfully in the future with existing or new competitors or that competitive pressures faced by JNI will not adversely affect its business, operating results and financial condition.

MANUFACTURING

     JNI uses third-party manufacturers for assembly, test and quality control, thereby avoiding the significant capital investment required to establish and maintain manufacturing and assembly facilities and allowing JNI to concentrate its resources on product design, development, and marketing. JNI qualifies manufacturers using a selection program that assesses their capacity, quality standards and manufacturing processes.

     Certain key components used in JNI's products, such as ASICs and controller chips, are currently available only from a single source or a limited number of sources. In particular, JNI has designed into its adapters a Fibre Channel controller chip available only from Hewlett-Packard. While JNI believes it would be able to obtain alternative sources of supply for these components at its election and has not experienced delays in the receipt of these items, any future difficulty in obtaining any of these key components or ASICs could result in delays or reductions in product shipments which, in turn, could have an adverse effect on JNI's results of operations.


     In the event that any significant manufacturers were to become unable or unwilling to continue to manufacture or test JNI's products in required volumes, JNI would have to identify and qualify acceptable replacements. This process of qualifying manufacturers and other suppliers could be lengthy, and no assurances can be given that any additional sources would become available to JNI on a timely basis. A delay or reduction in component shipments or a delay or increase in costs in the assembly and testing of products by manufacturers could adversely affect JNI's business, operating results and financial condition.


PROPRIETARY RIGHTS AND LICENSES

     JNI's ability to compete successfully depends to a considerable extent on its proprietary firmware, software and circuit board design. The adapter cards will not function without JNI proprietary firmware programmed into certain parts. Each adapter card is furnished with a copy of compiled driver software that functions only with the JNI hardware design. Thus, reverse engineering of the hardware design does not result in a functioning product. While it is possible that the software could be modified for use with products of other companies, JNI believes that the amount of effort required to modify the source code provides an economic barrier to such misuse. JNI also believes that because of the rapid pace of technological change in this industry, patent protection is less important than the knowledge, ability and experience of JNI's employees.

     To date, JNI has relied principally upon copyrights and trade secrets to protect its proprietary technology. JNI generally enters into confidentiality or license agreements with its employees, distributors, customers, and potential customers and limits access to and distribution of the source code to its software and other proprietary information. There can be no assurance that the steps taken by JNI in this regard will be adequate to prevent misappropriation of its technology or to provide adequate remedy in the event of a breach by others. There can be no assurance that any intellectual property rights held by JNI in the future will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide competitive advantages to JNI. The laws of some foreign countries may not permit the protection of JNI's proprietary rights to the same extent as do the laws of the United States.

     There has been substantial litigation regarding patent and other intellectual property rights involving technology companies. In the future, litigation may be necessary to protect trade secrets and other intellectual property rights owed by JNI, to defend JNI against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and a diversion of management's attention, which by themselves could have adverse effects on JNI's results of operations and financial condition. Adverse determinations in such litigation could result in the loss of JNI's proprietary rights, subject JNI to significant liabilities, require JNI to seek licenses from third parties or prevent JNI from manufacturing or selling its products, any of which could have an adverse effect on JNI's business, financial condition and results of operations.

OTHER CORPORATE INFORMATION

EMPLOYEES


     As of January 31, 1997, Jaymark had approximately 490 employees, of which 11 were employed by JNI. None of the Company's employees are represented by a labor union or are subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes its current relationship with its employees to be good.


     The success of the Company depends in large part upon its ability to recruit and retain exceptional employees, particularly highly-skilled product developers and system consultants. The Company will likely experience significant competition but has not yet experienced difficulties in recruiting qualified personnel. The Company is able to offer competitive salaries and benefits, and offers equity positions to key employees.

FACILITIES


     The Company's principal business headquarters are located in San Diego, California in 104,000 square feet of office and laboratory space which is owned by the Company. As of January 31, 1997, the Company leased office space in 17 other locations, the largest of which include: McLean, Virginia (approximately 31,700 square feet); Albuquerque, New Mexico (approximately 68,400 square feet); Colorado Springs, Colorado (approximately 19,000 square feet); Reston, Virginia (approximately 11,800 square feet); and Huntsville, Alabama (approximately 7,200 square feet). JNI uses approximately 4,000 square feet of office and engineering laboratory space at the Company's corporate headquarters. The Company believes that these facilities are adequate to meet its requirements for the foreseeable future.


GOVERNMENT REGULATIONS

     Because of its participation in government contracts, the Company is subject to audit from time to time for its compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also, from time to time, conduct inquiries or investigations that may cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. In addition, an adverse finding in any such audit, inquiry or investigation could involve penalties that may have an adverse effect on the Company's business, financial condition or results of operations.

     The Company is also subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations.

     The Company believes that it operates its business in material compliance with applicable government regulations.

COMPANY HISTORY


     The Company was initially incorporated in California on January 27, 1975, and will reincorporate in Delaware prior to the completion of this offering. The Company recently reorganized into a holding company structure and conducts its business through several wholly owned subsidiaries. Substantially all of the Company's business efforts are conducted through its Jaycor, Inc. and Jaycor Networks, Inc. subsidiaries. The Company's principal executive offices are located at 9775 Towne Centre Drive, San Diego, California 92121, and its telephone number at that location is (619) 535-3100.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers and directors of the Company as of February 28, 1997 are as follows:

                 NAME                    AGE                           POSITION
---------------------------------------  ---     ----------------------------------------------------
Eric P. Wenaas, Ph.D.(1)...............  55      Chairman of the Board, Chief Executive Officer,
                                                 President and Director

James H. Stuhmiller, Ph.D.(1)(2).......  53      Senior Vice President of Jaycor and Director

P. Randy Johnson.......................  46      Vice President, Finance and Chief Financial Officer

Terry M. Flanagan, Ph.D.(1)............  59      President and Chief Executive Officer of JNI and
                                                 Director

John C. Stiska(3)......................  55      Director

John S. Foster, Jr., Ph.D.(2)(3).......  74      Director

David R. Heebner(2)(3).................  69      Director

---------------
(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Eric P. Wenaas, Ph.D. Dr. Wenaas has been with the Company since 1976 and has been a director of the Company since 1983. Dr. Wenaas became Chairman of the Board, Chief Executive Officer and President of the Company in March 1991, and was largely responsible for solving pressing fiscal problems and refocusing the Company's technology base to emphasize the development of dual-use technologies. Prior to 1991, Dr. Wenaas was a Senior Vice President of the Company, managing a group of approximately 125 employees with approximately $30 million in annual revenues. Dr. Wenaas received B.S. and M.S. degrees in electrical engineering from Purdue University in 1963 and 1964, respectively, and received a Ph.D. degree in engineering sciences from the State University of New York at Buffalo in 1969.

     James H. Stuhmiller, Ph.D. Dr. Stuhmiller has been with the Company since its inception in 1975 and has been a director of the Company since June 1991. Dr. Stuhmiller became a Senior Vice President of Jaycor in 1993. Dr. Stuhmiller received a Ph.D. degree in theoretical physics from the University of Cincinnati in 1973.

     P. Randy Johnson. Mr. Johnson became Vice President, Finance and Chief Financial Officer of the Company in December 1990. From 1989 to 1990, Mr. Johnson served as Controller and a Vice President of the Company. Mr. Johnson received a B.A. degree in economics in 1974 and an M.B.A. degree in finance from Brigham Young University in 1976.

     Terry M. Flanagan, Ph.D. Dr. Flanagan became President and Chief Executive Officer of JNI and a director of the Company in February 1997. From 1993 to 1997, Dr. Flanagan was a Senior Vice President of the Company, where he managed a group of approximately 40 employees with approximately $14 million in annual revenues. He recognized the commercial potential for the Company's Fibre Channel technology and assembled the team to develop and market the technology. Dr. Flanagan also served as a Vice President of the Company from 1980 to 1992. Prior to joining Jaycor in 1977, Dr. Flanagan was an Engineering Manager and Special Projects Manager at Frequency and Time Systems, Inc., where he was responsible for developing Global Positioning System standards for both commercial and government applications. Dr. Flanagan served as a group leader at Gulf General Atomic and IRT Corporation from 1969 to 1975. He received a B.S. degree in physics from the University of Santa Clara in 1960 and M.S. and Ph.D. degrees from Purdue University in 1963 and 1966, respectively.

     John C. Stiska. Mr. Stiska became a director of the Company in June 1991. Mr. Stiska has been a Corporate Senior Vice President of Qualcomm Incorporated since February 1996, and was given the additional responsibility of General Manager of Qualcomm's Technology Applications Division in January 1997. From 1990 to January 1996, Mr. Stiska was with Triton Group Ltd., an operating-holding company based in San Diego that emerged in 1993 from the Chapter 11 bankruptcy proceedings of Triton Group Ltd. and Intermark, Inc., most recently as its Chairman and CEO. Before that time he practiced law for 20 years, specializing in corporate law, mergers and acquisitions and securities law. Mr. Stiska also serves as a director of several privately held companies. He received his B.B.A. and J.D. degrees from the University of Wisconsin.

     John S. Foster, Jr., Ph.D. Dr. Foster became a director of the Company in June 1992. Dr. Foster is a consultant and former director of TRW Inc. He previously served as Chairman of the Defense Science Board, a research and engineering advisory board selected by the Secretary of Defense. Dr. Foster is Chairman of the Board of Pilkington Aerospace and Technology Strategies and Alliances and serves as a director of Arete Associates. Dr. Foster received a B.S. degree from McGill University in Montreal, Quebec in 1948 and a Ph.D. degree in physics from the University of California, Berkeley in 1952. In 1979, he received an honorary Doctor of Science degree from the University of Missouri.

     David R. Heebner. Mr. Heebner became a director of the Company in September 1994. Mr. Heebner is a member of the Defense Science Board and Chairman of the National Academy of Sciences Naval Studies Board. During the period from 1975 through 1993, Mr. Heebner was affiliated with Science Applications International Corporation, serving as a director from July 1976 through June 1993, as Executive Vice President, as a General Manager, and as Vice Chairman of the Board from 1980 until June 1993. Mr. Heebner received a B.S. degree in electrical engineering from Newark College of Engineering in 1950 and a M.S. degree in electrical engineering from the University of Southern California in 1955.

     All directors hold office until the next annual meeting of the stockholders of the Company and until their successors have been duly elected and qualified. The Company's Bylaws provide that the Board of Directors will consist of between five and nine members, and the number of directors is currently set at six. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships among the directors or officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee of the Board of Directors is responsible for reviewing with management the financial controls, accounting, credit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent accountants, makes recommendations to the Board of Directors regarding the selection of independent accountants, reviews the scope, fees and results of any audit and reviews non-audit services and related fees provided by the independent accountants. During the year ended January 31, 1997, the members of the Audit Committee were initially Robert P. Sullivan, a retired Executive Vice President of the Company, Dr. Stuhmiller and Mr. Stiska. In June 1996, Mr. Heebner replaced Mr. Stiska as a member of the Audit Committee. On February 25, 1997, the Board of Directors appointed a new Audit Committee, consisting of Dr. Stuhmiller, Dr. Foster and Mr. Heebner.

     The Compensation Committee of the Board of Directors is responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee also administers the Company's stock option and stock purchase plans. During the year ended January 31, 1997, the members of the Compensation Committee were Dr. Wenaas, Dr. Foster, Mr. Stiska and Mr. Heebner. On February 25, 1997, the Board of Directors appointed a new Compensation Committee, consisting of Mr. Stiska, Mr. Heebner and Dr. Foster.

     The Executive Committee of the Board of Directors consists of Dr. Wenaas, Dr. Stuhmiller and Dr. Flanagan. The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors is made by the entire Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended January 31, 1997, Eric P. Wenaas, the Company's President and Chief Executive Officer, served on the Compensation Committee of the Company's Board of Directors, but, as of February 25, 1997, Dr. Wenaas no longer serves on such committee. No member of the Board of Directors of the Company, its current Compensation Committee or the Compensation Committee that served during the fiscal year ended January 31, 1997 serves as a member of the board of directors or compensation committee of an entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION OF DIRECTORS

     Non-employee directors of the Company receive a fee of $3,750 on a quarterly basis for serving as a director and receive a fee of $1,000 for attendance at meetings of the Board of Directors and any committees thereof, as well as being reimbursed for out-of-pocket expenses incurred with respect to attendance at such meetings. From time to time, the Company has granted stock options to directors of the Company with exercise prices equal to the fair value of the Common Stock on the date of grant. Following the effectiveness of the Company's 1997 Outside Directors Stock Option Plan (the "Directors Plan"), non-employee directors of the Company will receive annual grants of options to purchase shares of Class A Common Stock under such plan. See "-- Benefit Plans."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law, and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.


     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the full extent permitted by Delaware law. The Bylaws also authorize the Company to indemnify its employees and agents to the full extent permitted by Delaware law, at the discretion of the Company's Board of Directors. The Company intends to enter into indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.


     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid by the Company during the fiscal year ended January 31, 1997 to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                         ANNUAL COMPENSATION       ------------------
                                       -----------------------         SECURITIES          ALL OTHER
     NAME AND PRINCIPAL POSITION        SALARY        OTHER        UNDERLYING OPTIONS     COMPENSATION
-------------------------------------  --------     ----------     ------------------     ------------
Eric P. Wenaas.......................  $376,300     $51,480(1)           17,400           $   2,520(2)
  President and Chief Executive
     Officer
Robert P. Sullivan(3)................   337,822      45,452(4)           10,800             212,067(5)
  Executive Vice President
James H. Stuhmiller..................   234,675      29,028(6)            3,600               2,112(2)
  Senior Vice President
Terry M. Flanagan....................   186,000      29,930(8)           10,200                 672(2)
  Senior Vice President(7)
P. Randy Johnson.....................   153,300      30,516(9)           22,200                 552(2)
  Vice President, Finance and Chief
     Financial Officer

---------------

(1) Consists of an $18,800 payment in lieu of raise, a $3,094 housing allowance for a residence in the Washington, D.C. area, $6,375 for use of a Company automobile, $10,047 in contributions to the Company's Money Purchase Pension Plan (the "Pension Plan"), $8,584 in deferred compensation, $1,131 in contributions to the ESOP, $2,864 in premiums with respect to the Company's executive medical insurance and $585 for personal tax planning.
(2) Consists of life insurance premiums.
(3) Dr. Sullivan retired from the Company effective January 31, 1997 and entered into a Retirement Agreement with the Company on such date. See "Certain Transactions."
(4) Consists of a $16,900 payment in lieu of raise, $1,950 for use of a Company automobile, $11,865 in contributions to the Pension Plan, $8,584 in deferred compensation, $1,289 in contributions to the ESOP, $2,864 in premiums with respect to the Company's executive medical insurance and $2,000 for personal tax planning.
(5) Consists of $16,000 for the transfer of ownership of an automobile, $155,225 in deferred compensation accrued over prior years, $38,322 in accrued vacation pay and $2,520 in life insurance premiums. See "Certain Transactions."
(6) Consists of an $8,400 automobile allowance, $8,729 in contributions to the Pension Plan, $8,016 in deferred compensation, $1,019 in contributions to the ESOP and $2,864 in premiums with respect to the Company's executive medical insurance.
(7) Dr. Flanagan currently serves as President and Chief Executive Officer of
    JNI.
(8) Consists of a $4,700 payment in lieu of raise, a $5,400 automobile allowance, $11,865 in contributions to the Pension Plan, $3,712 in deferred compensation, $1,289 in contributions to the ESOP, $2,864 in premiums with respect to the Company's executive medical insurance and $100 for personal tax planning.
(9) Consists of a $7,700 payment in lieu of raise, a $6,000 automobile allowance, $11,865 in contributions to the Pension Plan, $798 in deferred compensation, $1,289 in contributions to the ESOP and $2,864 in premiums with respect to the Company's executive medical insurance.

     The following table provides information concerning grants of options to purchase Class B Common Stock during the fiscal year ended January 31, 1997 to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR


                                                                                                 POTENTIAL
                                                                                                 REALIZABLE
                                                                                                  VALUE AT
                                                                                               ASSUMED ANNUAL
                                                                                               RATES OF STOCK
                                                                                                   PRICE
                                NUMBER OF        PERCENT OF                                   APPRECIATION FOR
                               SECURITIES           TOTAL          EXERCISE                    OPTION TERM(1)
                               UNDERLYING      OPTIONS GRANTED      PRICE       EXPIRATION   ------------------
           NAME              OPTIONS GRANTED    TO EMPLOYEES     PER SHARE(2)      DATE        5%        10%
---------------------------  ---------------   ---------------   ------------   ----------   -------   --------
Eric P. Wenaas.............       17,400             6.1%           $ 5.57         3/4/04    $46,274   $110,834
Robert P. Sullivan.........       10,800             3.8              5.57         3/4/04     28,722     68,794
James H. Stuhmiller........        3,600             1.3              5.57         3/4/04      9,574     22,931
Terry M. Flanagan..........       10,200             3.6              5.57         3/4/04     27,126     64,972
P. Randy Johnson...........        4,200             1.5              5.57         3/4/04     11,170     26,753
                                  18,000             6.3              6.48        12/2/04     55,690    133,388


---------------

(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and the 10% assumed annual compound rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.
(2) All such options were granted under the Company's 1996 Nonstatutory Stock Option Plan and vest in full on the first anniversary of the date of grant. All such options were granted at fair market value as determined on the date of grant by the Board of Directors of the Company. The Company's Common Stock was not traded publicly at the time of such option grants to the Named Executive Officers. See "-- Benefit Plans."

     The following table provides information concerning the number of shares issued upon exercise of options by the Named Executive Officers during the fiscal year ended January 31, 1997 and the value realized by the Named Executive Officers. The table also provides information concerning unexercised options held by the Named Executive Officers as of January 31, 1997:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES


                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                       OPTIONS AT 1/31/97               AT 1/31/97(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------------------------------  -----------   -------------   -----------   -------------
Eric P. Wenaas...................................    261,000         17,400       $ 543,600       $15,834
Robert P. Sullivan...............................    181,800         10,800         362,250         9,828
James H. Stuhmiller..............................      5,850          5,550           2,399         4,076
Terry M. Flanagan................................     72,000         10,200          58,320         9,282
P. Randy Johnson.................................     36,000         22,200          75,600         3,822


---------------

(1) "Value Realized" represents the fair value of the underlying securities on the exercise date minus the aggregate exercise price of such options. For purposes of this calculation, a fair value of $6.48 per share was used, the fair value of the securities as determined by the Board of Directors of the Company as of January 31, 1997.

     No options to purchase shares of the Company's Common Stock were exercised by the Named Executive Officers during the fiscal year ended January 31, 1997. No compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during the last fiscal year to any of the Named Executive Officers.

BENEFIT PLANS

1996 STOCK OPTION PLAN


     The Board of Directors has reserved 435,000 shares of Class B Common Stock and 500,000 shares of Class A Common Stock for issuance under the Company's 1996 Stock Option Plan (the "1996 Option Plan"). Originally adopted in December 1995 as the Company's 1996 Nonstatutory Stock Option Plan, the 1996 Option Plan was amended on February 25, 1997 to provide for the grant of "incentive stock options" intended to qualify for certain tax treatment and to provide for the grant of options to purchase shares of Class A Common Stock following the effective date of this offering. At January 31, 1997, 186,300 shares of Class B Common Stock were subject to outstanding options, and 248,700 shares of Class B Common Stock and 500,000 shares of Class A Common Stock remained reserved for issuance with respect to future grants under the 1996 Option Plan. The 1996 Option Plan, which is administered by the Compensation Committee of the Board of Directors, provides for the grant of non-qualified stock options and incentive stock options to employees, consultants and directors of the Company. Options granted under the 1996 Option Plan generally terminate after eight years and are subject to individual vesting schedules, but options previously granted under such plan generally vest in full one year from the date of grant.


1997 OUTSIDE DIRECTORS STOCK OPTION PLAN

     A total of 75,000 shares of Class A Common Stock has been reserved for issuance under the Directors Plan. Prior to the effective date of this offering, no options have been granted under the Directors Plan. The Directors Plan provides for automatic grants of non-qualified stock options to certain directors of the Company who are not employees of the Company ("Outside Directors"). Under the Directors Plan, each Outside Director elected or appointed as a director following the effective date of this offering will automatically be granted an option to purchase 10,000 shares of Class A Common Stock on the date of his or her initial election or appointment. In addition, each Outside Director will thereafter automatically be granted an option to purchase up to 3,000 shares of Class A Common Stock following each annual meeting of the Company's stockholders at which such Outside Director is re-elected. The exercise price of all such options will be equal to the fair market value of the Class A Common Stock on the date of grant. Initial options granted under the Directors Plan generally vest over a four-year period, and annual options generally vest in full four years from the date of grant. All such options must be exercised within ten years from the date of grant.

1997 EMPLOYEE STOCK PURCHASE PLAN

     A total of 200,000 shares of the Company's Class A Common Stock has been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), none of which have been issued. The Purchase Plan permits eligible employees to purchase shares of Class A Common Stock at a discount through payroll deductions during sequential 24-month offering periods. Each such offering period is divided into four consecutive six-month purchase periods. Unless otherwise provided by the Board of Directors prior to the commencement of an offering period, the price at which shares are purchased under the Purchase Plan for such offering period is equal to 85% of the lesser of the fair market value of the Class A Common Stock on the first day of such offering period or the last day of the purchase period of such offering period. The initial offering period will commence on the effective date of this offering.

JNI 1997 STOCK OPTION PLAN

     JNI has adopted a subsidiary-level option plan known as the Jaycor Networks, Inc. 1997 Stock Option Plan (the "JNI Plan"), which provides for the grant to employees of JNI of incentive stock options and non-qualified stock options to purchase shares of common stock of JNI. For a nine-year period following the date of grant, such options are only exercisable in the event that JNI undergoes a "change in control" (generally defined as a sale of assets, merger or public offering of equity securities). Following such nine-year period, but prior to the termination of such option (the options terminate ten years from the date of grant), the option may be exercised, but, in such event, JNI has a right to repurchase such shares at the greater of the exercise price or the fair market value of such shares. The exercise price of all such options will be equal to the fair market value of the common stock of JNI on the date of grant. In the event that an optionee under the JNI Plan exercises an option to purchase shares of the Company's Common Stock granted subsequent to the adoption of the JNI Plan to such optionee under one of the Company's stock option plans, all options granted under the JNI Plan terminate immediately. Similarly, in the event that an optionee under the JNI Plan exercises an option granted under the JNI Plan, all options granted subsequent to the adoption of the JNI Plan under the Company's stock option plans terminate immediately. Options granted under the JNI Plan generally vest over a four-year period, although such vesting is accelerated in the event of certain transactions resulting in a transfer of control of JNI.


PRIOR STOCK OPTION PLANS


     The Board of Directors has reserved a total of 3,015,000 shares of Class B Common Stock for issuance under the Company's 1980 Stock Option Plan (the "1980 Option Plan"), 1990 Incentive Stock Option Plan (the "1990 Option Plan") and 1991 Stock Option Plan (the "1991 Option Plan" and, collectively with the 1980 Option Plan and the 1990 Option Plan, the "Prior Option Plans"). At January 31, 1997, 429,712 shares of Class B Common Stock had been issued upon exercise of options granted under the Prior Option Plans, an aggregate of 1,091,325 shares remained reserved for issuance upon the exercise of outstanding options and 142,440 shares were available for future grant. The Prior Option Plans are administered by the Compensation Committee of the Board of Directors and provide in certain cases for the grant of incentive stock options as well as non-qualified stock options. Options granted under the 1980 Option Plan and the 1990 Option Plan generally vest over a four-year period and generally terminate after ten years. The options granted under the 1991 Option Plan are immediately exercisable and terminate after ten years.


     In accordance with the terms of the Class B Common Stock, 20% of the aggregate number of shares of Class B Common Stock issuable upon exercise of options granted under the Prior Option Plans and the 1996 Option Plan convert into shares of Class A Common Stock upon the closing of this offering, and an additional 20% of such shares of Class B Common Stock underlying the options will convert into shares of Class A Common Stock upon each anniversary of such closing, whether or not the options have been exercised. All shares underlying outstanding options, as well as outstanding shares issued upon exercise of options, will have fully converted into shares of Class A Common Stock upon the fourth anniversary of the closing of this offering. Upon each exercise of such options, the shares of Class A Common Stock and Class B Common Stock issuable will be in proportion to the Class A Common Stock and each series of Class B Common Stock that has not yet converted. See "Description of Capital Stock."

401(k) PLAN

     The Company adopted its 401(k) Plan effective January 1, 1987 and subsequently amended the 401(k) Plan on several occasions. Participation in the 401(k) Plan is restricted to employees of Jaycor and JNI who meet certain service requirements. Under the 401(k) Plan, employees may contribute, as pre-tax contributions, up to 15% of their compensation, subject to certain discrimination rules and the Internal Revenue Service annual limit on employee deductible contributions, which limit is currently $9,500 for 1997. No contributions to the 401(k) Plan are made by the Company. Participants are entitled to direct the investment of their accounts among various investment funds. The 401(k) Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code so that salary deferral contributions to the 401(k) Plan and income earned on such salary deferral contributions are not currently taxable to participants until distributed and contributions made by participants pursuant to the 401(k) Plan are non-taxable to participants. The Company's plan committee, which consists of P. Randy Johnson, the Company's Vice President, Finance and Chief Financial Officer, Dorothy K. Bidwell, the Company's Secretary, and Carol McHenry, Jaycor's Vice President, Corporate Resources (the "Plan Committee"), administers the 401(k) Plan and Fidelity Management Trust Company serves as trustee of the 401(k) Plan.

EMPLOYEE STOCK OWNERSHIP PLAN

     The Company originally adopted the ESOP effective May 5, 1983 and subsequently amended the ESOP on several occasions. Effective upon the closing of this offering, the ESOP will convert into a stock bonus plan which, although it retains substantially all of the features of an employee stock ownership plan, does not require the ESOP to own publicly traded stock of the Company. Participation in the ESOP is limited to employees of Jaycor who meet certain service requirements. All contributions to the ESOP are made by the Company at the discretion of the Board of Directors, and annual contributions are not required. Employer contributions are allocated to the accounts of eligible participants in accordance with relative compensation. The interests of participants in the ESOP generally vest upon the completion of five years of service. Substantially all contributions to the ESOP are invested in Class B Common Stock of the Company. Shares of Common Stock held by the ESOP are generally distributed to participants either (i) the end of the plan year following the year of retirement, or (ii) the end of the fifth plan year following the year of termination. Prior to the closing of this offering, the Company may be required under certain circumstances to repurchase shares of Common Stock distributed by the ESOP to retired and terminated participants. Upon the closing of this offering, the Company may, at its option, satisfy obligations for distributions of shares with Class A Common Stock. To the extent that the ESOP does not hold sufficient shares of Class A Common Stock to meet its obligations to distribute shares to participants following retirement or termination, the Company has agreed to exchange shares of Class A Common Stock for shares of Class B Common Stock held by the ESOP to distribute to such participants. The ESOP is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the ESOP and income earned on the contributions are not currently taxable to participants until distributed and contributions to the plan are currently deductible by the Company. The ESOP is administered by the Plan Committee.

MONEY PURCHASE PENSION PLAN

     The Company adopted the Pension Plan effective July 1, 1981 and subsequently amended the Pension Plan on several occasions. Participation in the Pension Plan is limited to employees of Jaycor who meet certain service requirements. All contributions to the Pension Plan are made by the Company. In order to receive an allocation of the Company's contribution to the Pension Plan, an eligible employee must be employed on the last day of the calendar year and have completed at least 1,000 hours of service during such year, except during the first year of participation when participants automatically receive a contribution. Employer contributions are allocated to eligible participants in accordance with a formula that takes into account relative compensation of all eligible participants and social security contributions by the Company. The amounts allocated to the accounts of participants under the Pension Plan vest upon completion of five years of service with the Company. The Pension Plan is intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions to the Pension Plan and income earned on such contributions are not currently taxable to participants until distributed and contributions to the Pension Plan are currently deductible by the Company. The Plan Committee administers the Pension Plan and Fidelity Management Trust Company serves as trustee of the Pension Plan.

                              CERTAIN TRANSACTIONS

     In consideration for relinquishing stock options previously granted to Dr. Wenaas, Jaymark has entered into an agreement, as amended, with Dr. Wenaas whereby the Company will credit a total of $160,000 in deferred compensation for the benefit of Dr. Wenaas in four equal annual installments commencing January 15, 1998. Each installment is subject to Dr. Wenaas' employment by the Company on such date. Interest accrues on the amount credited at the prime rate published by Wells Fargo Bank. In the event of Dr. Wenaas' death, disability or termination other than for cause, Dr. Wenaas or his heirs will receive the full amount.

     Effective January 31, 1997, the Company entered into a Retirement Agreement (the "Retirement Agreement") with Robert P. Sullivan, who served as a director of the Company and as Executive Vice President of the Company until such date. The Retirement Agreement provides that Dr. Sullivan will provide services to the Company at a rate of $100 per hour, as directed from time to time by the President or Board of Directors of the Company. Dr. Sullivan agreed to provide such services until the earlier to occur of (i) one year after the closing of this offering, or (ii) June 30, 1998. Pursuant to the Retirement Agreement, on January 31, 1997, the Company repurchased 23,392 shares of Class B Common Stock from Dr. Sullivan at a price of $6.48 per share. In addition, the Company agreed to repurchase 120,000 shares of Class B Common Stock from Dr. Sullivan at a price per share of $8.33 per share, which price is subject to adjustment if the closing of this offering does not occur during 1997. The Company is obligated to repurchase such shares within 30 days of the closing of this offering, but such obligation is postponed as specified in the Retirement Agreement in the event that such repurchase would impair the Company's ability to qualify for listing of its Class A Common Stock on the Nasdaq National Market. Concurrent with Dr. Sullivan's resignation as an officer and director of the Company, the Company paid $38,322 owed to Dr. Sullivan for accrued vacation pay, paid $155,255 to Dr. Sullivan pursuant to the terms of a Deferred Compensation Agreement between the Company and Dr. Sullivan, dated June 14, 1991, and agreed to transfer an automobile valued at $16,000 to Dr. Sullivan.

     The spouses of Dr. Wenaas and Dr. Stuhmiller are employed by Jaycor on terms that the Company believes are customary for individuals with similar backgrounds and responsibilities.


     The Company offers deferred compensation arrangements to certain of its employees, including its officers. The agreements allow the employees to defer up to 100% of their salaries, net of certain payroll withholdings, with interest accruing thereon at specified rates, currently ranging from 8% to 9%. Distributions commence upon retirement or termination and continue for a period as prescribed in the respective agreements.


     The Company's Delaware Certificate of Incorporation provides for indemnification of the Company's officers and directors in certain circumstances. The Company intends to enter into Indemnification Agreements with each of its directors and executive officers. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of February 1, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each of the Named Executive Officers, (ii) each of the Company's directors, (iii) all directors and executive officers of the Company as a group, and (iv) each other person known by the Company to own beneficially more than 5% of the Company's Common Stock. Except as otherwise noted, the person or entities in this table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                                                                        PERCENTAGE
                                                                                  BENEFICIALLY OWNED (1)
                                                        NUMBER OF SHARES OF      ------------------------
                                                           COMMON STOCK          BEFORE THE    AFTER THE
              NAME OF BENEFICIAL OWNER                 BENEFICIALLY OWNED(1)      OFFERING    OFFERING(2)
-----------------------------------------------------  ---------------------     ----------   -----------
5% STOCKHOLDERS AND FORMER OFFICER:

PAUL I. NAKAYAMA.....................................          96,278              5.2%         3.0%
  1425 Luneta Drive
  Del Mar, California 92014
POLL FAMILY TRUST, DATED SEPTEMBER 14, 1990,
ROBERT POLL AND GAIL POLL, TRUSTEES..................         135,096              7.3          4.3
  1309 Georgina Avenue
  Santa Monica, California 90402
LOUISE STUHMILLER(3)(4)..............................         126,104              6.7          4.0
WELLS FARGO BANK(5)..................................         487,241              26.2         15.4
  707 Wilshire Boulevard
  MAC 2818-101
  Los Angeles, California 90017
ROBERT P. SULLIVAN(6)................................         318,621              15.5         9.5
  4202 Maple Tree Court
  Alexandria, Virginia 22304

EXECUTIVE OFFICERS AND DIRECTORS:

ERIC P. WENAAS(4)(7).................................         412,532              19.3         12.0
JAMES H. STUHMILLER(4)(8)............................         126,104              6.7          4.0
P. RANDY JOHNSON(9)..................................          45,862              2.4          1.4
TERRY M. FLANAGAN(4)(10).............................         116,203              6.0          3.6
JOHN C. STISKA(11)...................................          20,400              1.1           *
JOHN S. FOSTER, JR.(12)..............................          20,400              1.1           *
DAVID R. HEEBNER(13).................................          20,400              1.1           *
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (7
  PERSONS)(14).......................................         761,901              32.7         21.0

---------------
   * Represents less than 1% of outstanding Common Stock or voting power.

 (1) Shares beneficially owned and percentage of ownership are based on 1,859,492 shares of Class B Common Stock outstanding before this offering and 3,159,492 shares of Common Stock to be outstanding after the closing of this offering, as of February 1, 1997 and assuming no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or disposition power with respect to such shares.

 (2) The percentages indicated in the "Shares Beneficially Owned After the Offering" column do not take into account the Company's agreement, subject to certain conditions, to repurchase 120,000 shares of Common Stock from Robert P. Sullivan within 30 days of the closing of this offering. See "Certain Transactions" and footnote 6.

 (3) Ms. Stuhmiller is the wife of James H. Stuhmiller, Senior Vice President of Jaycor and a director of the Company. Includes 11,400 shares issuable upon exercise of options held by Dr. Stuhmiller that are exercisable within the 60-day period following January 31, 1997, approximately 6,158 shares held by the ESOP on behalf of Dr. Stuhmiller, and approximately 546 shares held by the ESOP on behalf of Ms. Stuhmiller. See footnote 8.

 (4) The address of such stockholder is: c/o the Company, 9775 Towne Centre Drive, San Diego, California 92121.

 (5) Consists of 487,241 shares held as trustee of the ESOP. Wells Fargo Bank disclaims beneficial ownership of all such shares. See
     "Management -- Benefit Plans."

 (6) Includes 192,600 shares issuable upon exercise of options held by Dr. Sullivan that are exercisable within the 60-day period following January 31, 1997 and approximately 6,021 shares held by the ESOP on behalf of Dr. Sullivan. Also includes 120,000 shares which the Company has agreed to repurchase, subject to certain conditions, within 30 days of the closing of this offering. Excludes 23,392 shares which were repurchased by the Company on January 31, 1997. See "Certain Transactions."

 (7) Includes 278,400 shares issuable upon exercise of options held by Dr. Wenaas that are exercisable within the 60-day period following January 31, 1997, approximately 6,973 shares held by the ESOP on behalf of Dr. Wenaas, and approximately 1,091 shares held by the ESOP on behalf of Karen M. Wenaas, the wife of Dr. Wenaas. Also includes 126,068 held as co-trustee of the Revocable Trust of Eric P. and Karen M. Wenaas.

 (8) Includes 108,000 shares held by Louise Stuhmiller, the wife of Dr. Stuhmiller. Also includes 11,400 shares issuable upon exercise of options held by Dr. Stuhmiller that are exercisable within the 60-day period following January 31, 1997, approximately 6,158 shares held by the ESOP on behalf of Dr. Stuhmiller, and approximately 546 shares held by the ESOP on behalf of Ms. Stuhmiller. See footnote 3.

 (9) Includes 40,200 shares issuable upon exercise of options held by Mr. Johnson that are exercisable within the 60-day period following January 31, 1997 and approximately 3,862 shares held by the ESOP on behalf of Mr. Johnson. Excludes 18,000 shares issuable upon exercise of options held by Mr. Johnson that are exercisable subsequent to April 1, 1997.

(10) Includes 82,200 shares issuable upon exercise of options held by Dr. Flanagan that are exercisable within the 60-day period following January 31, 1997 and approximately 5,203 shares held by the ESOP on behalf of Dr. Flanagan.

(11) Consists of 20,400 shares issuable upon exercise of options held by Mr. Stiska that are exercisable within the 60-day period following January 31, 1997. Excludes 4,500 shares issuable upon exercise of options held by Mr. Stiska that are exercisable subsequent to April 1, 1997.

(12) Consists of 20,400 shares issuable upon exercise of options held by Dr. Foster that are exercisable within the 60-day period following January 31, 1997. Excludes 4,500 shares issuable upon exercise of options held by Dr. Foster that are exercisable subsequent to April 1, 1997.

(13) Consists of 20,400 shares issuable upon exercise of options held by Mr. Heebner that are exercisable within the 60-day period following January 31, 1997. Excludes 4,500 shares issuable upon exercise of options held by Mr. Heebner that are exercisable subsequent to April 1, 1997.

(14) Includes 473,400 shares issuable upon exercise of options that are exercisable within the 60-day period following January 31, 1997 and approximately 23,833 shares owned by the ESOP on behalf of such stockholders.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 12,000,000 shares of Class A Common Stock, par value $0.001 per share, and 4,000,000 shares of Class B Common Stock, par value $0.001 per share. The Class B Common Stock consists of five series, and each such series consists of 800,000 shares. Other than the conversion of all shares of Class B Common Stock into shares of Class A Common Stock over a four-year period commencing upon the closing of this offering, the rights, preferences and privileges of each class of Common Stock are identical in all respects. The following summary of certain provisions of the Common Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation of the Company to be in effect following the Company's reincorporation in Delaware and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part, as well as the provisions of applicable law.

COMMON STOCK


     As of January 31, 1997, there were no shares of Class A Common Stock outstanding and 1,739,492 shares of Class B Common Stock outstanding, which shares were held of record by approximately 62 stockholders, excluding 120,000 shares of Class B Common Stock that the Company has agreed to repurchase, subject to certain conditions. Upon the closing of this offering, 20% of the outstanding shares of Class B Common Stock will automatically convert into shares of Class A Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.



     The Class B Common Stock consists of five series, which are designated and known as Series B-1 Common Stock, Series B-2 Common Stock, Series B-3 Common Stock, Series B-4 Common Stock and Series B-5 Common Stock. The outstanding shares of Class B Common Stock are comprised of approximately 20% of each such series. To the extent that the shares of Class B Common Stock held by a stockholder do not divide evenly among the series of Class B Common Stock, such stockholder may hold from one to four additional shares of Series B-5 Common Stock. Accordingly, 347,980 shares of Series B-5 Common Stock were outstanding as of January 31, 1997, as opposed to 347,878 shares of each of the other series of Class B Common Stock. Upon the closing of this offering, all outstanding shares of Series B-1 Common Stock will automatically convert into shares of Class A Common Stock. Upon the first anniversary of the closing of this offering, all outstanding shares of Series B-2 Common Stock will automatically convert into shares of Class A Common Stock. Upon the second anniversary of the closing of this offering, all outstanding shares of Series B-3 Common Stock will automatically convert into shares of Class A Common Stock. Upon the third anniversary of the closing of this offering, all outstanding shares of Series B-4 Common Stock will automatically convert into shares of Class A Common Stock. Upon the fourth anniversary of the closing of this offering, all outstanding shares of Series B-5 Common Stock will automatically convert into shares of Class A Common Stock. Accordingly, on the fourth anniversary of the closing of this offering, all outstanding shares of Class B Common Stock will have converted into shares of Class A Common Stock.


DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     Following its proposed reincorporation in Delaware, the Company will be a Delaware corporation and will be subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions, such as the approval of the Board of Directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by such interested stockholder. The existence of such provision would be expected to have an anti-takeover effect, including with respect to attempts that might result in a premium over the market price for the shares of Common Stock held by the stockholders.


     The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors and eliminates the ability of the Company's stockholders to take action by written consent. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company. The amendment of any of these provisions would require approval by holders of at least two-thirds or more of the outstanding shares of Common Stock.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation. Its telephone number in Glendale, California is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has not been any public market for the Class A Common Stock and there can be no assurance that a significant public market for the Class A Common Stock will be developed or sustained after this offering. Sales of substantial amounts of Class A Common Stock in the public market after this offering, or the possibility of such sales occurring, could adversely affect prevailing market prices of the Class A Common Stock or the future ability of the Company to raise capital through an offering of equity securities.


     After this offering, the Company will have outstanding 1,648,306 shares of Class A Common Stock and 1,393,334 shares of Class B Common Stock, after giving effect to the Company's repurchase, subject to certain conditions, of 120,000 shares of Common Stock. Of such shares, the 1,300,000 shares of Class A Common Stock offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as defined in Rule 144 under the Securities Act.



     The remaining 348,306 shares of Class A Common Stock and the 1,393,334 shares of Class B Common Stock outstanding upon completion of this offering will be "restricted securities," as defined in Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.



     All shares of the Company's Class B Common Stock will convert into shares of the Company's Class A Common Stock over a four-year period commencing upon the closing of this offering at the rate of approximately 348,306 shares on the closing of this offering and on each of the first three anniversaries of such closing, and 348,416 shares on the fourth anniversary of such closing. Subject to the lock-up agreements discussed below, substantially all of the shares of Class A Common Stock issued upon conversion of the Class B Common Stock will generally be freely tradeable, subject in certain instances to the volume limitations imposed by Rule 144.



     Pursuant to certain "lock-up" agreements, all of the executive officers and directors of the Company, as well as certain other stockholders, who, following the closing of this offering, will collectively hold an aggregate of 61,332 shares of Class A Common Stock and 245,333 shares of Class B Common Stock, have agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any such shares for a period of one year from the date of this Prospectus. Certain additional stockholders of the Company, including the ESOP, who, following the closing of this offering, will collectively hold an aggregate of 218,117 shares of Class A Common Stock and 872,538 shares of Class B Common Stock, have entered into similar lock-up agreements covering a period of 180 days following the date of this Prospectus. Such agreements provide that Brean Murray & Co., Inc. may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to these lock-up agreements. The

Company has also entered into an agreement with Brean Murray & Co., Inc. that it will not offer, sell or otherwise dispose of shares of Common Stock for a period of 180 days from the date of this Prospectus, other than pursuant to its existing stock option and stock purchase plans.

     Following the expiration of such lock-up periods, certain shares issued upon exercise of options granted by the Company prior to the date of this Prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act as such shares convert into shares of Class A Common Stock. Rule 701 permits resales of such shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, as amended, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Class A Common Stock (approximately 16,483 shares following this offering), or (ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate or the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     The ESOP holds 487,241 of the Restricted Shares, which shares will only be eligible for resale in the public market following distribution to ESOP participants. In certain circumstances, the Company is obligated to exchange shares of Class A Common Stock for shares of Class B Common Stock held by the ESOP. See "Management -- Benefit Plans."


     As of January 31, 1997, options to purchase 1,277,625 shares of Class B Common Stock were outstanding under the Company's stock option plans, 972,908 of which were exercisable as of such date and approximately 1,077,000 of which are subject to lock-up agreements. The shares of Class B Common Stock issuable upon exercise of such options convert into shares of Class A Common Stock over a four-year period commencing on the closing of this offering. The Company intends to file after the effective date of this offering Registration Statements on Form S-8 to register an aggregate of 2,443,765 shares of Class A Common Stock reserved for issuance under its stock option and stock purchase plans or upon conversion of shares of Class B Common Stock issued under such plans. Such Registration Statements will become effective automatically upon filing. Shares of Class A Common Stock issued under such plans or issued upon conversion of shares of Class B Common Stock issued under such plans, after the filing of such Registration Statements on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting restrictions imposed by the Company. See "Management -- Benefit Plans."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for which Brean Murray & Co., Inc. is acting as representative (the "Representative"), and each of the Underwriters severally has agreed to purchase from the Company the aggregate number of shares of Class A Common Stock set forth opposite its name below.

                                UNDERWRITERS                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    Brean Murray & Co., Inc. ............................................

                                                                               ---------
         Total...........................................................      1,300,000
                                                                               =========

     Upon the terms and subject to the conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Class A Common Stock set forth in the above table if any of the shares of Class A Common Stock are purchased.

     The Underwriters propose to offer the shares of Class A Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected dealers at such public offering price less a
concession not to exceed $          per share. The Underwriters or such dealers
may reallow a commission to certain other dealers not to exceed $          per
share. After the offering to the public, the offering price, the concessions to selected dealers and the reallowance to other dealers may be changed by the Representative.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 195,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriters' initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Class A Common Stock offered hereby.


     Prior to this offering, there has been no previous public market for the Class A Common Stock of the Company. The public offering price for the Class A Common Stock has been determined by negotiations between the Company and the Underwriters. The factors considered in determining the initial public offering price included an assessment of the history and the prospects for the industry in which the Company operates, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general conditions of the securities markets at the time of the offering, and the prices of similar securities of comparable companies.



     In connection with the offering made hereby, the Company has agreed to sell to the Representative, for nominal consideration, the Representative's Warrants to purchase 130,000 shares of Class A Common Stock from the Company (10% of the number of shares issued in this offering). The Representative's Warrants are exercisable, in whole or in part, at an exercise price equal to 130% of the public offering price set forth on the cover page of this Prospectus at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representative's Warrants should any one or more of certain specified events occur. The Representative's Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representative's Warrants.


     The executive officers and directors of the Company, as well as certain other stockholders, have agreed not to sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock of the Company for a period of one year from the date of this Prospectus, subject to certain limited exceptions, without the prior written consent of the Representative. In addition, certain additional stockholders and optionholders of the Company have entered into similar agreements covering a period of 180 days following the date of this Prospectus.



     The Company has agreed to reimburse the Underwriters for up to $175,000 of the Underwriters' out-of-pocket expenses (including fees of their counsel) in connection with the sale of the Class A Common Stock offered hereby. The Company has also agreed to indemnify the Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.



     The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the Class A Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation, San Diego, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, Los Angeles, California.

                                    EXPERTS


     The financial statements as of January 31, 1997 and 1996 and for each of the three years in the period ended January 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Such reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of such site is http://www.sec.gov.

     The Company will furnish its stockholders with annual reports containing financial statements audited by independent accountants and make available quarterly reports for the first three quarters of each year containing unaudited financial statements.

                                    GLOSSARY

     As used in this Prospectus, the following terms have the meanings set forth below.

     ANSI (AMERICAN NATIONAL STANDARDS INSTITUTE): The administrator and coordinator of the U.S. private sector voluntary standardization system. ANSI promotes the use of U.S. standards internationally, advocates U.S. policy and technical positions in international and regional standards organizations, and encourages the adoption of international standards as national standards where these meet the needs of the user community.

     ARBITRATED LOOP: A ring topology for connection of up to 126 Fibre Channel nodes (e.g., computers and disk drives with Fibre Channel interfaces) without a switch. A request for control of the loop can come from any node, and the Fibre Channel protocol assures fair access to each node.

     ASIC (APPLICATION SPECIFIC INTEGRATED CIRCUIT): An integrated circuit designed for a specific, usually proprietary, purpose.

     ATM (ASYNCHRONOUS TRANSFER MODE): A high-bandwidth, controlled-delay fixed-size packet switching and transmission system that uses fixed-size packets also known as "cells."

     BRIDGE: A device or setup that connects and passes data, voice or video between two network segments, based on the destination field in the packet header.

     COLLISION-DOMAIN ACCESS METHOD: A link-level access method sometimes referred to as Carrier Sense Multiple Access with Collision Detection (CSMA/CD) allowing multiple simultaneous data transmissions to collide with each other requiring retransmissions after a variable quite-time period. Such methods rarely exceed 30% to 40% of the available link-level bandwidth due to increasing collisions as data traffic increases.

     CPFF (COST PLUS FIXED FEE): A contract that provides for reimbursement of allowable costs and a fixed profit.

     CREDIT-BASED ACCESS METHOD: A link-level access method whereby the sender and receiver have prearranged the available space for the incoming data receptions. Credit-based methods can utilize nearly 100% of the available link-level bandwidth.

     ELECTRONIC AND ELECTROMAGNETIC WARFARE: Actions involving the use of electromagnetic energy to determine, exploit, reduce or prevent hostile use of the electromagnetic spectrum, and actions which retain the friendly use of the electromagnetic spectrum.

     ELECTRO-OPTIC SYSTEMS: A generic term for systems that involve both optical and electronic components (e.g., video cameras, systems for enhanced night vision and sensors using optical detectors).

     ETHERNET: A local area network that connects devices such as computers, printers and terminals based on IEEE standard 802.3. Standard Ethernet transmits data in up to 1514 byte packets at bandwidths 10 Mbps (standard Ethernet or 10BaseT) and 100 Mbps (fast Ethernet or 100BaseT). Gigabit per second Ethernet devices are in development.

     FDDI (FIBER DISTRIBUTED DATA INTERFACE): An ANSI standard, fiber optic, token-passing local area network with transport speeds up to 100 Mbps. A node gains control of the network by removing a circulating packet called a "token" from the network and releases control by putting the token back into circulation.

     FIBRE CHANNEL ADAPTER: A circuit card that plugs into a computer bus slot and provides the hardware and software to allow the computer to send and receive data over a Fibre Channel connection or network.

     FIBRE CHANNEL STANDARD: An ANSI standard that defines a high-speed data transfer interface that can be used to connect together workstations, mainframes, supercomputers, storage devices and displays in frames up to 2148 bytes in length. The Fibre Channel standard defines the connections for implementation of Fibre Channel connections, the data transmission protocol including error control, data frame structure and sequences, a set of services that are common across multiple ports of a node, and the mapping between Fibre Channel and other protocols such as IP and SCSI command sets.

     FIXED-PRICE CONTRACT: A contract that requires the contractor to deliver the work product described in the work statement at a fixed price.

     FULL DUPLEX: In full duplex communication, data streams can be transmitted and received simultaneously (i.e., sent in both directions) without loss of data.

     HALF DUPLEX: In half duplex communication, data transmitted must be alternated with data received.

     HUB: A multi-port networking device that rebroadcasts data frames received at any port to all other ports. A hub is often used to connect disk arrays and computers in a Fibre Channel arbitrated loop topology.

     IDE (INTEGRATED DRIVE ELECTRONICS): An inexpensive desktop storage interface.

     IEEE (INSTITUTE OF ELECTRICAL AND ELECTRONICS ENGINEERS): An international professional engineering society that maintains certain communications standards.

     INFORMATION WARFARE: Actions involving methods to intercept, exploit or prevent hostile use of information systems (e.g., communications and sensors), and actions which protect the friendly use of information systems.

     IP (INTERNET PROTOCOL): The network layer of the internet communications protocol that specifies the rules by which blocks of information, called IP packets, may be exchanged across the local or wide area networks.

     LAN (LOCAL AREA NETWORK): A network that interconnects devices over a geographically small area, typically within one building or part of a building.

     LATENCY: The time delay between issuance of a request and the initiation of the requested action.

     NODE:  Any device connected to a network.

     PCI BUS (PERIPHERAL CONNECT INTERFACE BUS): The PCI local bus is a high-performance 32-bit or 64-bit bus intended for use as an interconnect mechanism between highly integrated peripheral controller components, boards and processor/memory systems.

     PCI BUS-TO-FIBRE CHANNEL ADAPTER: A Fibre Channel adapter that plugs into a slot in a computer with a PCI bus to effect communication between the computer bus and other devices, such as workstations and storage arrays that are equipped with Fibre Channel interfaces.

     RAID (REDUNDANT ARRAY OF INEXPENSIVE DISKS): A technology developed in 1987 to reduce the cost of mass storage by combining small inexpensive disks to replace larger expensive disks. Bits of a data word are written on different disks (data striping), so that data can be reconstructed in the event of a single disk failure. RAID technology provides greater performance, data integrity and data availability than standard disk storage.

     SBUS: The common name for a computer bus specification (IEEE Standard 1496-1993) used in computers manufactured by Sun Microsystems and other companies running a UNIX operating system.

     SBUS-TO-FIBRE CHANNEL ADAPTER: A Fibre Channel adapter that plugs into a slot in an SBus computer to effect communication between the computer bus and other devices, such as workstations and storage arrays that are equipped with Fibre Channel interfaces.

     SCALABILITY: The capability to add larger numbers of devices connected to a network.

     SCSI (SMALL COMPUTER SYSTEMS INTERFACE): An ANSI standard input and output interface primarily used for attachment of data storage devices to processors, via a standard hardware interface, which uses standard SCSI commands.

     SWITCH: A networking and telecommunication component that establishes an exclusive connection between two network devices. Switches usually have many ports and connect any two ports to establish communication, managing multiple communications simultaneously.

     TCP (TRANSMISSION CONTROL PROTOCOL): The transport layer of the internet communications protocol that it defines the rules by which two data ports establish a connection and how messages are exchanged between the two ports. It provides reliable, full duplex connection service and allows arbitrarily long streams of data to be transmitted, it typically using the IP protocol to transmit data.

     TCP/IP: A designation for a common networking protocol consisting of TCP for connection-oriented transport and IP for messaging.

     T&M (TIME AND MATERIALS): A contract that requires the contractor to provide a certain number of labor hours at a prescribed rate and provides for reimbursement for hours spent at such rate and for all materials utilized.

     TOKEN RING: A 16 Mbps protocol for a ring topology LAN invented by IBM. A data frame called a "token" circulates around the ring. Each device on the LAN gains control of the network by removing and holding the token, releasing it when transmission is completed.

                                 JAYMARK, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
REPORT OF INDEPENDENT ACCOUNTANTS.....................................................  F-2
CONSOLIDATED FINANCIAL STATEMENTS:
     Consolidated Balance Sheet as of January 31, 1997 and 1996.......................  F-3
     Consolidated Statement of Income for the Years Ended January 31, 1997, 1996, and
      1995............................................................................  F-4
     Consolidated Statement of Stockholders' Equity for the Years Ended January 31,
      1997, 1996, and 1995............................................................  F-5
     Consolidated Statement of Cash Flows for the Years Ended January 31, 1997, 1996,
      and 1995........................................................................  F-6
     Notes to Consolidated Financial Statements.......................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Jaymark, Inc.


The reincorporation described in Note 1 to the consolidated financial statements has not been consummated at May 13, 1997. When it has been consummated, we will be in a position to furnish the following report:



     "In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Jaymark, Inc. and its subsidiaries at January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."




     /s/ PRICE WATERHOUSE LLP
     PRICE WATERHOUSE LLP


     San Diego, California

     May 13, 1997

                                 JAYMARK, INC.

                           CONSOLIDATED BALANCE SHEET
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                               JANUARY 31,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
                                      ASSETS
Current assets:
  Cash.................................................................    $    85     $    53
  Accounts receivable..................................................     10,347      13,008
  Inventories..........................................................        370     131....
  Prepaid expenses and other current assets............................        473         684
                                                                           -------     -------
          Total current assets.........................................     11,275      13,876
Property and equipment, net............................................     19,631      19,874
Other assets...........................................................        964       1,029
                                                                           -------     -------
                                                                           $31,870     $34,779
                                                                           =======     =======
                   LIABILITIES, MANDATORILY REDEEMABLE SHARES,
                             AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities.............................    $ 6,326     $ 6,002
  Bank line of credit..................................................      4,286       4,953
  Current portion of long-term debt and capital lease obligations......      1,090       1,380
  Deferred income taxes................................................        379       1,300
                                                                           -------     -------
          Total current liabilities....................................     12,081      13,635
                                                                           -------     -------
Long-term debt and capital lease obligations, less current portion.....     13,587      14,457
Deferred compensation..................................................        875         917
Other liabilities......................................................         36         378
                                                                           -------     -------
          Total long-term liabilities..................................     14,498      15,752
                                                                           -------     -------

Commitments and contingencies (Note 8)

Mandatorily redeemable shares:
  Shares held by ESOP, at fair value, 487,241 and 463,380 shares issued
     and outstanding (Note 6)..........................................      3,159       2,579
  Stock repurchase obligation, 120,000 and no shares issued
     and outstanding (Note 9)..........................................      1,000
                                                                           -------     -------
          Total mandatorily redeemable shares..........................      4,159       2,579
                                                                           -------     -------

Stockholders' equity:
  Class A Common Stock, par value $0.001, 12,000,000 shares
     authorized; no shares issued or outstanding.......................
  Class B Common Stock, par value $0.001, 4,000,000 shares
     authorized; 1,252,251 and 1,425,721 shares issued and
     outstanding.......................................................          1           1
  Additional paid-in capital...........................................        457         378
  Stock subscription receivable........................................       (150)
  Retained earnings....................................................      3,476       4,516
  Cumulative adjustment for mandatorily redeemable shares held by
     ESOP..............................................................     (2,652)     (2,082)
                                                                           -------     -------
          Total stockholders' equity...................................      1,132       2,813
                                                                           -------     -------
                                                                           $31,870     $34,779
                                                                           =======     =======


          See accompanying Notes to Consolidated Financial Statements.

                                 JAYMARK, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                  YEAR ENDED JANUARY 31,
                                                         ----------------------------------------
                                                            1997           1996           1995
                                                         ----------     ----------     ----------
Revenues...............................................  $   54,403     $   52,928     $   57,656
                                                         ----------     ----------     ----------
Costs and expenses:
  Cost of revenues.....................................      44,930         43,803         47,846
  Selling, general and administrative..................       6,449          5,977          7,363
  Research and development.............................         532            560            228
                                                         ----------     ----------     ----------
                                                             51,911         50,340         55,437
                                                         ----------     ----------     ----------
Operating income.......................................       2,492          2,588          2,219
Interest expense.......................................       1,888          2,018          1,721
                                                         ----------     ----------     ----------
Income before income taxes.............................         604            570            498
Provision for income taxes.............................         247            234            176
                                                         ----------     ----------     ----------
Net income.............................................  $      357     $      336     $      322
                                                         ==========     ==========     ==========
Net earnings per share.................................  $     0.17     $     0.16     $     0.15
                                                         ==========     ==========     ==========
Shares used in per share calculation...................   2,043,243      2,075,852      2,131,439
                                                         ==========     ==========     ==========


          See accompanying Notes to Consolidated Financial Statements.

                                 JAYMARK, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                 CUMULATIVE
                                                                                                 ADJUSTMENT
                                       COMMON STOCK                                                  FOR
                                    ------------------                                           MANDATORILY
                                                                                                 REDEEMABLE
                                         CLASS B         ADDITIONAL      STOCK                   SHARES HELD
                                    ------------------    PAID-IN     SUBSCRIPTION   RETAINED   BY ESOP (NOTE
                                     SHARES     AMOUNT    CAPITAL      RECEIVABLE    EARNINGS        6)
                                    ---------   ------   ----------   ------------   --------   -------------
Balance at January 31, 1994.......  1,586,338    $  2      $  439        $            $4,204       $(1,640)
  Exercise of stock options.......      4,410                  18
  Repurchases of Common Stock.....    (43,905)                 (1)                      (108)
  Mandatorily redeemable ESOP
     shares adjustment............    (19,219)                 (8)                                     (33)
  Net income......................                                                       322
                                    ---------     ---        ----        ------      -------         -----

Balance at January 31, 1995.......  1,527,624       2         448                      4,418        (1,673)
  Repurchases of Common Stock.....    (51,803)     (1)        (49)                      (238)
  Mandatorily redeemable ESOP
     shares adjustment............    (50,100)                (21)                                    (409)
  Net income......................                                                       336
                                    ---------     ---        ----        ------      -------         -----

Balance at January 31, 1996.......  1,425,721       1         378                      4,516        (2,082)
  Issuances of Common Stock.......     50,443                 211          (150)
  Repurchases of Common Stock.....    (80,052)               (119)                      (400)
  Mandatorily redeemable ESOP
     shares adjustment............    (23,861)                (10)                                    (570)
  Stock repurchase obligation.....   (120,000)                 (3)                      (997)
  Net income......................                                                       357
                                    ---------     ---        ----        ------      -------         -----

Balance at January 31, 1997.......  1,252,251    $  1      $  457        $ (150)      $3,476       $(2,652)
                                    =========     ===        ====        ======      =======         =====


          See accompanying Notes to Consolidated Financial Statements.

                                 JAYMARK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                              YEAR ENDED JANUARY 31,
                                                                          -------------------------------
                                                                           1997        1996        1995
                                                                          -------     -------     -------
  Cash flows from operating activities:
    Net income..........................................................  $   357     $   336     $   322
                                                                          -------     -------     -------
    Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization.....................................    1,681       1,837       2,054
      (Gain) loss on disposal of assets.................................       (5)        (14)         11
      Increase (decrease) in cash, net of the effects of acquisitions, due to changes in:
        Accounts receivable.............................................    2,725        (481)       (501)
        Inventories.....................................................     (203)       (105)         57
        Prepaid expenses and other current assets.......................      218        (145)        (51)
        Other assets....................................................       65        (195)       (125)
        Accounts payable and accrued liabilities........................      307        (670)       (191)
        Deferred income taxes...........................................     (921)       (152)        149
        Deferred compensation...........................................      (42)        108         114
        Other liabilities...............................................     (312)         (8)         33
                                                                          -------     -------     -------
           Total adjustments............................................    3,513         175       1,550
                                                                          -------     -------     -------
             Net cash provided by operating activities..................    3,870         511       1,872
                                                                          -------     -------     -------
  Cash flows from investing activities:
    Proceeds from sale of assets........................................       24          31           7
    Expenditures for property and equipment.............................   (1,005)       (623)       (676)
    Acquisitions of certain assets......................................     (273)       (606)
    Payments received on notes receivable...............................                   22         782
                                                                          -------     -------     -------
             Net cash (used in) provided by investing activities........   (1,254)     (1,176)        113
                                                                          -------     -------     -------
  Cash flows from financing activities:
    Changes in net borrowings under bank line of credit.................     (667)      2,401        (895)
    Principal payments under capital lease obligations..................     (354)       (376)       (341)
    Repayments of long-term debt........................................   (1,080)     (1,795)     (1,207)
    Proceeds from issuances of long-term debt...........................                  642         642
    Repurchases of Class B Common Stock.................................     (519)       (288)       (109)
    Proceeds from issuances of Class B Common Stock.....................       36                      18
                                                                          -------     -------     -------
             Net cash (used in) provided by financing activities........   (2,584)        584      (1,892)
                                                                          -------     -------     -------
  Net increase (decrease) in cash.......................................       32         (81)         93
  Cash at beginning of period...........................................       53         134          41
                                                                          -------     -------     -------
  Cash at end of period.................................................  $    85     $    53     $   134
                                                                          =======     =======     =======
  Supplemental disclosure of cash paid during the year for:
    Interest............................................................  $ 1,751     $ 2,016     $ 1,825
    Income taxes........................................................      443       1,075         225
  Supplemental non-cash investing and financing activities:
    Capital lease obligations originated................................  $   274     $   403     $    87
    Issuances of Class B Common Stock...................................      175
    Acquisition of certain assets in exchange for liability.............                   91


          See accompanying Notes to Consolidated Financial Statements.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 -- DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  The Company


     Jaymark, Inc. and its predecessors (the "Company"), provides advanced technology products and services to government and commercial customers with core competencies in the areas of electronic and electro-optic system design, communications engineering, electromagnetic effects, nuclear and high-explosive weapon effects, and high-speed computer networking products.


  Reincorporation


     Prior to the effectiveness of the Company's proposed initial public offering (the "Offering"), the Company will merge with and into a newly incorporated Delaware corporation, Jaymark, Inc., a wholly-owned subsidiary, which will be the surviving corporation. In conjunction with the merger, each outstanding share of the Company's common stock will be exchanged for three-fifths of one share of the Class B Common Stock of Jaymark, Inc. In addition, each outstanding option to purchase a share of the Company's common stock will be exchanged for an option to purchase three-fifths of one share of the Class B Common Stock of Jaymark, Inc., at five-thirds of its original exercise price. All other terms of the Company's outstanding options will remain the same.


     All references to share and per share amounts and other data in these financial statements have been retroactively restated to reflect the reincorporation.

  Consolidation


     The consolidated financial statements present the accounts of Jaymark, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.


  Acquisitions


     The Company recorded at fair value certain immaterial assets purchased with cash and issuances of Class B Common Stock during fiscal years 1997 and 1996.


  Fiscal Year


     The Company operates and reports its results of operations on the basis of 52 or 53 week periods ending on the Friday closest to January 31. Fiscal years 1997, 1996, and 1995 ended on January 31, 1997, February 2, 1996, and February 3, 1995, and consisted of 52, 52, and 53 weeks, respectively. For presentation purposes, the Company has indicated its fiscal year as ending on January 31.



  Revenue Recognition


     The Company's revenues are derived primarily from the performance of services for various agencies of the U.S. government, through prime government contracts or through subcontracts issued by U.S. government prime contractors. Contracts generally are in the form of (i) reimbursement of costs under cost-plus fixed fee, (ii) time and materials, or (iii) fixed price. Revenues are generally recognized as costs are incurred and include a portion of the total estimated earnings to be realized based upon the relationship between contract costs incurred to date and total estimated contract costs at completion. Provision is made for any expected losses on contracts by a charge to income during the period in which the losses are first identified.

  Inventories

     Inventories, consisting primarily of raw materials and spare parts, are stated at the lower of average cost (determined on a first-in, first-out basis) or market.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Property and Equipment

     Property and equipment are stated at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. Useful lives range from three to five years for equipment, thirty-one to forty years for buildings and the shorter of the useful lives or the terms of the leases (three to nine years) for leased assets and leasehold improvements. Upon sale or disposal, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in cost of revenues. Maintenance and repair costs are charged to expense as incurred.

  Research and Development Costs

     Company-sponsored research and development costs to develop new concepts and proprietary systems and products are charged to operations as incurred.

  Income Taxes


     Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax liabilities or assets. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in future tax returns.


  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments


     The fair value of the Company's long-term debt, capital lease, and deferred compensation obligations approximate fair value as the nominal rates of interest for these instruments approximate market rates of interest currently available to the Company for similar instruments. The carrying amounts of the Company's accrued and other liabilities and its bank line of credit approximate their fair values due to their short-term maturities.


  Concentrations of Credit Risk


     Concentrations of credit risk with respect to receivables are limited because the Company's primary customers are various agencies of the U.S. government as well as commercial customers engaged in work for the U.S. government. As of January 31, 1997 and 1996, there were no significant concentrations of receivables with these commercial customers, and there were outstanding receivables from the U.S. government in the amounts of $4,641 and $5,164, respectively. During 1997, 1996, and 1995, Department of Defense prime contracts and subcontracts accounted for approximately 88%, 89%, and 91%, respectively, of the Company's revenues. Total revenues attributed to U.S. government prime contracts and subcontracts approximated 93%, 97%, and 98% during 1997, 1996, and 1995, respectively.


  Long-Lived Assets

     The Company investigates potential impairments of long-lived assets, identifiable intangibles, and any associated goodwill when events or changes in circumstances indicate that an asset's carrying value may not be

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

recoverable. An impairment loss is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No such losses have been identified by the Company.


  Stock-Based Compensation



     The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosures of net income and net earnings per share as if the fair value based method had been applied in measuring compensation costs (Note 6).


  Net Earnings Per Share


     Net earnings per share is computed based on the weighted average number of common shares and common stock equivalents, using the treasury stock method, modified if necessary, outstanding during the respective periods. All stock issued and stock options granted since March 7, 1996 have been included as outstanding for all periods using the treasury stock method and an assumed public offering price of $13.00 per share. Common stock equivalents include the dilutive effect of stock options. Supplemental net earnings per share, retroactively reflecting the impact of the repayment of the bank line of credit contemplated in the Offering, is not presented as the impact is antidilutive.



     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 will be adopted by the Company as required in the fourth quarter of fiscal 1998. Upon adoption of SFAS No. 128, the Company will present basic earnings per share and diluted earnings per share. Basic earnings per share will be computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share will be computed based on the weighted average number of shares outstanding during the period increased by the dilutive effect of potential common stock. Management is currently evaluating the impact that the adoption of SFAS No. 128 will have on the Company's financial statements.



NOTE 2 -- COMPOSITION OF CERTAIN CONSOLIDATED FINANCIAL STATEMENT CAPTIONS


  Accounts receivable:


                                                                        JANUARY 31,
                                                                    -------------------
                                                                     1997        1996
                                                                    -------     -------
        Contract receivables:
              Billed............................................    $ 6,838     $ 7,391
              Unbilled, net of progress payments of $1,316 and
                $2,057..........................................      3,278       4,743
                                                                    -------     -------
                                                                     10,116      12,134
        Income taxes receivable.................................         69         688
        Other receivables.......................................        162         186
                                                                    -------     -------
                                                                    $10,347     $13,008
                                                                    =======     =======


     Contract receivables are primarily derived from contracts and subcontracts with various agencies of the U.S. government. Reimbursable costs incurred under U.S. government contracts and subcontracts, including allocated indirect expenses, are subject to audit and adjustment by negotiations between the Company and U.S. government representatives. Contract revenues have been recorded in amounts which are expected to be realized upon final audit. Unbilled receivables are stated at their estimated realizable value and consist primarily of amounts billed subsequent to the balance sheet date or which are billable upon the occurrence of

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


specified events, as well as contract retentions and unreimbursed costs subject to contract modification. Contract retentions of $1,020 at January 31, 1997 are collectible upon contract completion, final customer approval and final indirect rate settlement, and the majority thereof is expected to be collected within one year. Unbilled contract receivables at January 31, 1997 included $490 related to costs incurred on projects in advance of receiving formal funding authorization from customers. The Company anticipates receiving modifications to fully fund this balance.


  Property and equipment, net:


                                                                       JANUARY 31,
                                                                  ---------------------
                                                                    1997         1996
                                                                  --------     --------
        Land..................................................    $  3,300     $  3,300
        Buildings.............................................      14,816       14,816
        Computer and test equipment...........................      10,381       10,533
        Leasehold improvements................................       1,704        2,673
        Office furniture and equipment, vehicles and other
          equipment...........................................       2,280        2,078
                                                                  --------     --------
                                                                    32,481       33,400
        Less accumulated depreciation and amortization........     (12,850)     (13,526)
                                                                  --------     --------
                                                                  $ 19,631     $ 19,874
                                                                  ========     ========



     Included in property and equipment above is $1,111 and $1,117 of assets under capital leases with $623 and $493 of accumulated amortization on January 31, 1997 and 1996, respectively. Depreciation expense recorded during fiscal years 1997, 1996, and 1995 was $1,170, $1,417, and $1,623, respectively.


  Accounts payable and accrued liabilities:


                                                                       JANUARY 31,
                                                                  ---------------------
                                                                    1997         1996
                                                                  --------     --------
        Accounts payable......................................    $  3,093     $  3,220
        Accrued salaries, benefits and payroll taxes..........       1,769        1,041
        Accrued vacation......................................         983        1,024
        Accrued retirement plan contributions.................         189          207
        Other.................................................         292          510
                                                                  --------     --------
                                                                  $  6,326     $  6,002
                                                                  ========     ========



NOTE 3 -- SEGMENT INFORMATION



     The Company's principal business involves providing advanced technology products and services to the Department of Defense and other government agencies and to commercial companies. Core competencies of the professional staff include
(i) electronic and electro-optic system design, (ii) communications engineering,
(iii) electromagnetic effects, (iv) nuclear and high-explosive weapon effects (e.g., blast and shock effects on structures), and (v) high-speed computer networking products. The Company's management structure is based upon broad technological groupings, not necessarily related to any particular industry, line of business, geographical area or market.



     For purposes of analyzing and understanding the Company's financial statements, its operations have been classified into three broad segments: advanced technology products and services, network products, and other.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     Industry segment information is as follows:



                                                              YEAR ENDED JANUARY 31,
                                                          -------------------------------
                                                           1997        1996        1995
                                                          -------     -------     -------
        Revenues:
             Advanced technology products and
               services...............................    $52,840     $52,620     $57,646
             Network products.........................        520          75          10
             Other....................................      1,043         233
                                                          -------     -------     -------
                                                          $54,403     $52,928     $57,656
                                                          =======     =======     =======
        Operating profit:
             Advanced technology products and
               services...............................    $ 3,631     $ 2,984     $ 2,403
             Network products.........................       (818)       (267)       (184)
             Other....................................       (321)       (129)
                                                          -------     -------     -------
                                                          $ 2,492     $ 2,588     $ 2,219
                                                          =======     =======     =======
        Capital expenditures:
             Advanced technology products and
               services...............................    $   639     $    83     $   525
             Network products.........................         83           8          31
             Other....................................        248         451
                                                          -------     -------     -------
                                                              970         542         556
        Capital expenditures on other assets..........         35          81         120
                                                          -------     -------     -------
                                                          $ 1,005     $   623     $   676
                                                          =======     =======     =======
        Depreciation and amortization of property and
          equipment:
             Advanced technology products and
               services...............................    $   948     $ 1,193     $ 1,479
             Network products.........................         18          21          18
             Other....................................        181          67
                                                          -------     -------     -------
                                                            1,147       1,281       1,497
        Depreciation and amortization of other
          assets......................................        534         556         557
                                                          -------     -------     -------
                                                          $ 1,681     $ 1,837     $ 2,054
                                                          =======     =======     =======



                                                                        JANUARY 31,
                                                                    -------------------
                                                                     1997        1996
                                                                    -------     -------
        Identifiable assets:
             Advanced technology products and services..........    $15,524     $17,748
             Network products...................................        620         150
             Other..............................................      1,126         896
                                                                    -------     -------
                                                                     17,270      18,794
        Other assets............................................     14,600      15,985
                                                                    -------     -------
                                                                    $31,870     $34,779
                                                                    =======     =======

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     Segment operating results reflect general corporate expense allocations as all such expenses are allocated to individual segments by the Company, as required by Government Cost Accounting Standards. Sales between segments are not material. Identifiable assets of the respective industry segments consist principally of contract receivables, inventories, and property and equipment. Other assets are principally land, building, prepaid expenses, deposits, and deferred income taxes.



NOTE 4 -- BANK LINE OF CREDIT



     The Company has a bank line of credit which is renegotiated on an annual basis and expires on October 1, 1997. Under terms of the credit agreement, the Company may borrow up to $6,000, limited to specified percentages of eligible accounts receivable, at 7/8% over the bank's prime rate. The interest rate at January 31, 1997 was 9.125%, and as of such date the Company had $1,328 of additional funds available under the bank line of credit. In addition, the Company pays a quarterly commitment fee of 5/8% per annum on the average daily unused amount of the line of credit. Borrowings under the line of credit agreement are secured by the Company's accounts receivable, inventories, and unencumbered property and equipment. The credit arrangement surrounding the line of credit require the Company to maintain certain financial ratios and among other things, limits the amount of dividends that the Company may pay and prohibits the Company from further pledging any of its assets unless such pledge is in conjunction with obtaining term financing for property and equipment acquired during the previous 12 months. At January 31, 1997, the Company was in compliance with all covenants.



NOTE 5 -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS



                                                                        JANUARY 31,
                                                                    -------------------
                                                                     1997        1996
                                                                    -------     -------
        Building mortgage.........................................  $13,652     $14,015
        Term loans................................................      520       1,236
        Capital lease obligations.................................      505         586
                                                                    -------     -------
                                                                     14,677      15,837
        Less current portion......................................   (1,090)     (1,380)
                                                                    -------     -------
                                                                    $13,587     $14,457
                                                                    =======     =======



     The building mortgage is secured by a first deed of trust on the land and building, and is amortized over a 17 year period. Interest under the mortgage, which was fixed at 8.96%, 8.96%, and 7.31% during fiscal years 1997, 1996, and 1995, respectively, varies according to options available to the Company.



     The term loans are secured by the Company's property and equipment and are payable in monthly principal and interest installments over a three year term with fixed interest rates ranging from 6.89% to 9.45%.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     At January 31, 1997, scheduled maturities are as follows:



                                                                          CAPITAL
                                                BUILDING      TERM         LEASE
                     FISCAL YEAR                MORTGAGE     LOANS      OBLIGATIONS      TOTAL
        --------------------------------------  --------     ------     -----------     -------
        1998..................................  $   435       $354         $ 301        $ 1,090
        1999..................................      476        166           203            845
        2000..................................      521                       45            566
        2001..................................      570                                     570
        2002..................................      624                                     624
        Thereafter............................   11,026                                  11,026
                                                -------      ------         ----        -------
                                                $13,652       $520           549         14,721
                                                =======      ======
        Less imputed interest.................                               (44)           (44)
                                                                            ----        -------
                                                                           $ 505        $14,677
                                                                            ====        =======



NOTE 6 -- BENEFIT PLANS



     The Company has a Money Purchase Pension Plan (the "Pension Plan"), which covers substantially all employees. Annual contributions, as defined in the Pension Plan, are determined by specified percentages of each employee's annual earnings. During fiscal years 1997, 1996, and 1995, the charges to operations under this plan were $1,064, $1,231, and $1,115, respectively.



     The Company has a defined contribution Employee Stock Ownership Plan (the "ESOP"), which enables substantially all employees to acquire stock ownership interests in the Company. At January 31, 1997 and 1996, all shares of Class B Common Stock were allocated to participants. Plan contributions are discretionary. During fiscal years 1997, 1996, and 1995, related compensation charges to operations were $203, $200, and $350, respectively. The Company has fully funded the contributions with $203, $370, and $270 being contributed during fiscal years 1997, 1996, and 1995, respectively. Distribution of ESOP shares to a retiring or terminated participant occurs within five years from separation. Within 15 months from distribution, the participant may exercise a put option, or the ESOP may exercise a call option, at fair value, for any portion of the shares distributed. Accordingly, the shares of Class B Common Stock held by the ESOP are reflected at their aggregate fair values, as determined by an annual independent appraisal. At January 31, 1997 and 1996, ESOP shares outstanding with aggregate fair values of $3,159 and $2,579, respectively, are separately classified in the consolidated balance sheet. The cumulative adjustment for mandatorily redeemable shares held by the ESOP at each fiscal year end represents the difference between the aggregate historical issuance price of such shares and their aggregate fair value at year end. Following the closing of the Offering, the Company may, at its option, satisfy obligations for distributions of shares with Class A Common Stock, which will be readily tradeable. To the extent that the ESOP does not hold a sufficient number of shares of Class A Common Stock to meet its obligations to distribute shares to participants following retirement or termination (Note 9), the Company has agreed to exchange shares of Class A Common Stock for shares of Class B Common Stock held by the ESOP to distribute to such participants. Consequently, these shares will be reported at their aggregate historical issuance price as a component of stockholders' equity subsequent to the Offering.


     The Company offers deferred compensation arrangements to certain of its employees. The agreements allow the employees to defer up to 100% of their salaries, net of certain payroll withholdings, with interest accruing thereon at specified rates, currently ranging from 8% to 9%. Distributions commence upon retirement or termination and continue for a period as prescribed in the respective agreements.


     The Company has an Incentive Stock Option Plan (the "1990 Option Plan"), which provides for the issuance of up to 900,000 shares of the Company's Class B Common Stock at prices not less than 100% of its fair value, as determined by the Company's Board of Directors, or 110% for persons controlling more than 10%

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


of the voting rights, at the date of grant. Stock options are generally exercisable in four equal installments commencing one year after the date of grant and expire in ten years. At January 31, 1997, options for 142,440 shares were available for future grant.



     The Company has a non-qualified stock option plan (the "1991 Option Plan"), which provides for the issuance of up to 315,000 shares of the Company's Class B Common Stock at prices not less than 100% of its fair value, as determined by the Company's Board of Directors, at the date of grant. Options are vested at the date of grant and expire in ten years. At January 31, 1997, there were no options available for future grant.



     During fiscal year 1996, the Company adopted a non-qualified stock option plan (the "1996 Option Plan"), which provides for the issuance of up to 435,000 shares of the Company's Class B Common Stock at prices determined by the Board of Directors (Note 10). The expiration date and the vesting schedule are also determined by the Board of Directors. At January 31, 1997, options for 248,700 shares were available for future grant.



     A summary of the status of the Company's stock option plans as of January 31, 1997 and 1996 and changes during the fiscal years ended January 31, 1997 and 1996 is as follows:



                                                     1997                       1996
                                            ----------------------     ----------------------
                                                          WEIGHTED                   WEIGHTED
                                                          AVERAGE                    AVERAGE
                                                          EXERCISE                   EXERCISE
                                             SHARES        PRICE        SHARES        PRICE
                                            ---------     --------     ---------     --------
        Outstanding at beginning of
          period..........................  1,073,625      $ 4.66      1,090,200      $ 4.67
        Granted...........................    284,100      $ 5.76         29,700      $ 5.27
        Exercised.........................    (45,000)     $ 4.03
        Cancelled.........................    (35,100)     $ 5.22        (46,275)     $ 5.17
                                            ---------                  ---------
        Outstanding at end of period......  1,277,625      $ 4.91      1,073,625      $ 4.66
                                             ========                   ========
        Options exercisable at period
          end.............................    972,908                    921,467
        Weighted average fair value of
          options granted during the
          period..........................      $1.82                      $1.77



     The following table summarizes information about employee stock options outstanding at January 31, 1997:



                                       OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                        --------------------------------------------------   -----------------------------
                                                 WEIGHTED         WEIGHTED                        WEIGHTED
           RANGE OF          NUMBER              AVERAGE          AVERAGE         NUMBER          AVERAGE
           EXERCISE      OUTSTANDING AT         REMAINING         EXERCISE    EXERCISABLE AT      EXERCISE
            PRICES      JANUARY 31, 1997     CONTRACTUAL LIFE      PRICE     JANUARY 31, 1997      PRICE
        --------------  ----------------     ----------------     --------   ----------------     --------
             $1.945            18,000            4.8 years         $1.945
             $4.028           419,400            3.8 years         $4.028         398,408          $4.028
             $4.738           348,975            4.5 years         $4.738         348,975          $4.738
        $5.200 - $5.667       258,600            7.1 years         $5.538         137,325          $5.558
        $6.067 - $6.483       232,650            8.1 years         $6.300          88,200          $6.067
                        ----------------                                     ----------------
                            1,277,625                                             972,908
                         ============                                        ============



     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its plans. Compensation expense is recognized over the period of benefit, generally four years, for the Company's employee stock option grants, which are fixed in nature, when the options are granted with exercise prices less than fair market value of the underlying stock, as determined by the Company's Board of Directors. During fiscal year 1997, charges to operations under these plans totaled $5.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     Had compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Financial Accounting Standards Board Statement No. 123, the Company's net income and net earnings per share would have been reduced to the pro forma amounts indicated below:



                                                                          YEAR ENDED
                                                                          JANUARY 31,
                                                                        ---------------
                                                                        1997      1996
                                                                        -----     -----
        Net income:
              As reported.............................................  $ 357     $ 336
              Pro forma...............................................    239       324

        Net earnings per share:
              As reported.............................................  $0.17     $0.16
              Pro forma...............................................   0.12      0.16



     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during fiscal years 1997 and 1996, respectively: dividend yield of 0.0% and 0.0%; expected volatility of 0.0% and 0.0%; risk-free interest rate of 6.30% and 6.66%; and expected term of 5.1 years and 6.4 years.



NOTE 7 -- INCOME TAXES


     The provision (benefit) for income taxes consists of the following:


                                                                YEAR ENDED JANUARY 31,
                                                               -------------------------
                                                                1997      1996      1995
                                                               ------     -----     ----
        Current:
              Federal......................................    $  851     $ 411     $147
              State........................................       206        95       27
                                                               ------      ----     -----
                                                                1,057       506      174
                                                               ------      ----     -----
        Deferred:
              Federal......................................      (670)     (223)       3
              State........................................      (140)      (49)      (1)
                                                               ------      ----     -----
                                                                 (810)     (272)       2
                                                               ------      ----     -----
                                                               $  247     $ 234     $176
                                                               ======      ====     =====


     The balance sheet classification of the net deferred tax asset (liability) is as follows:


                                                                         JANUARY 31,
                                                                      -----------------
                                                                      1997       1996
                                                                      -----     -------
        Non-current deferred asset..................................  $ 527     $   638
        Current deferred liability..................................   (379)     (1,300)
                                                                      -----     -------
                                                                      $ 148     $  (662)
                                                                      =====     =======

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The deferred tax assets (liabilities) are comprised of the following:


                                                                         JANUARY 31,
                                                                      -----------------
                                                                      1997       1996
                                                                      -----     -------
        Unbilled receivables......................................    $(690)    $(1,645)
        Accrued compensation and benefits.........................      301         301
        Deferred compensation.....................................      343         402
        Depreciation..............................................      271         359
        Retirement plan contributions.............................     (116)       (138)
        State income taxes........................................       27          60
        Other.....................................................       12          (1)
                                                                      -----     -------
                                                                      $ 148     $  (662)
                                                                      =====     =======


     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate follows:


                                                                  YEAR ENDED JANUARY 31,
                                                             --------------------------------
                                                              1997         1996         1995
                                                             ------       ------       ------
        Statutory rate...................................      34%          34%          34%
        State income taxes, net of federal tax benefit...       5            5            5
        Non-deductible meals and entertainment...........       5            5            7
        Research and development tax credit..............      (6)          (4)          (5)
        Revision to state apportionment factor...........       1                        (3)
        Other............................................       2            1           (3)
                                                                          -- -         -- -
                                                              ---
                                                              41%           41%          35%
                                                              ===          ===          ===



NOTE 8 -- COMMITMENTS AND CONTINGENCIES



     The Company has committed to pay minimum rentals under leases for office facilities and equipment at January 31, 1997, as follows:



                                                                             OPERATING
                                    FISCAL YEAR                               LEASES
        -------------------------------------------------------------------  ---------
        1998...............................................................   $ 1,117
        1999...............................................................       791
        2000...............................................................       720
        2001...............................................................       777
        2002...............................................................       755
        Thereafter.........................................................       705
                                                                               ------
        Total minimum payments.............................................   $ 4,865
                                                                               ======



     Rental expense for fiscal years 1997, 1996, and 1995 was $2,019, $2,875, and $2,968, respectively.



     Various claims arising in the course of business, seeking monetary damages and other relief, are pending. The amount of the liability, if any, from such claims, cannot be determined with certainty; however, in the opinion of management, the ultimate liability for such claims will not have a material adverse affect on the Company's consolidated financial position, results of operations, or cash flows.



NOTE 9 -- COMMON STOCK


     The Company has two classes of Common Stock, Class A and Class B (collectively, "Common Stock"). The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

to a vote of the holders of Common Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.


     As of January 31, 1997, there were no shares of Class A Common Stock outstanding. The Class B Common Stock consists of five series, divided evenly among each such series. Upon the closing of the Offering, all shares of the first series will automatically convert into shares of Class A Common Stock. Upon the annual anniversary of the closing of the Offering, the next series will automatically convert into shares of Class A Common Stock. Accordingly, on the fourth anniversary of the closing of the Offering, all shares of Class B Common Stock will have converted into shares of Class A Common Stock.



     During October, 1996, options to purchase 36,000 shares of Common Stock were exercised in return for a fully-secured recourse note receivable in the amount of $150. This amount has been reflected as a stock subscription receivable in the consolidated balance sheet at January 31, 1997.



     Effective January 31, 1997, the Company entered into a retirement agreement with one of its officers and directors. Pursuant to the retirement agreement, the Company agreed to repurchase 120,000 shares of Common Stock from the former employee at a price of $8.33 per share, subject to adjustment if the closing of the Offering does not occur during calendar year 1997. The Company is obligated to repurchase such shares within 30 days of the closing of the Offering, subject to certain conditions.



NOTE 10 -- SUBSEQUENT EVENTS


     During February 1997, the Company's 1996 Option Plan was amended to provide for the grant of incentive stock options and the issuance of up to 500,000 shares of Class A Common Stock following the effective date of the Offering.

     During February 1997, the Company established the 1997 Outside Directors Stock Option Plan (the "Directors Plan"), the 1997 Employee Stock Purchase Plan (the "Purchase Plan"), and the Jaycor Networks, Inc. 1997 Stock Option Plan (the "JNI Plan").


     A total of 75,000 shares of Class A Common Stock have been reserved for issuance under the Directors Plan. No options have been granted under the Directors Plan. The Directors Plan provides for automatic grants of non-qualified stock options to certain directors of the Company who are not employees of the Company ("Outside Directors"). Under the Directors Plan, each Outside Director elected or appointed as a director following the effective date of this Offering will automatically be granted an option to purchase 10,000 shares of Class A Common Stock on the date of his or her initial election or appointment. In addition, each Outside Director will thereafter automatically be granted an option to purchase up to 3,000 shares of Class A Common Stock following each annual meeting of the Company's stockholders at which such Outside Director is re-elected. The exercise price of all such options will be equal to the fair market value of the Class A Common Stock on the date of grant. Initial options granted under the Directors Plan will generally vest over a four-year period, and annual options generally vest in full four years from the date of grant. All such options must be exercised within ten years from the date of grant.



     A total of 200,000 shares of the Company's Class A Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of Class A Common Stock at a fifteen percent (15%) discount through payroll deductions during sequential 24-month offering periods. Each such offering period is divided into four consecutive six-month purchase periods. The price at which shares are purchased under the Purchase Plan for such offering period is equal to 85% of the lesser of the fair market value of the Class A Common Stock on the first day of such offering period or the last day of the applicable purchase period within such offering period. The initial offering period will commence on the effective date of the Offering.

                                 JAYMARK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     JNI, a wholly-owned subsidiary of the Company, has adopted a subsidiary-level option plan known as the JNI Plan, which provides for the grant to employees of JNI of incentive stock options and non-qualified stock options to purchase shares of JNI's common stock. For a nine-year period following the date of grant, such options are only exercisable in the event that JNI undergoes a change in control, as defined (generally, a sale of assets, merger, or public offering of equity securities). Following such nine-year period, but prior to the termination of such options, ten years from the date of grant, the options may be exercised, but, in such event, JNI has a right to repurchase such shares at the greater of the exercise price or the fair market value of such shares. The exercise price of all such options will be equal to the fair market value of the JNI common stock on the date of grant. In the event that an optionee under the JNI Plan exercises an option to purchase shares of the Company's Common Stock granted subsequent to the adoption of the JNI Plan to such optionee under one of the Company's stock option plans, all options granted under the JNI Plan terminate immediately. Similarly, in the event that an optionee under the JNI Plan exercises an option granted under the JNI Plan, all options granted subsequent to the adoption of the JNI Plan under the Company's stock option plans terminate immediately. Options granted under the JNI Plan generally vest over a four-year period, although such vesting is accelerated in the event of certain transactions resulting in a transfer of control of JNI.

      JAYCOR DEVELOPS DUAL-USE TECHNOLOGIES WITH COMMERCIAL OPPORTUNITIES

[Picture of two individuals wearing hardhats standing and kneeling, respectively, in front of two luggage containers. A box labelled "explosives" sits between the two luggage containers, and an airplane flies overhead. The luggage container in the left displays damage from an internal explosion, while the luggage container on the right, labelled "Jaycor," appears undamaged.] BOMB-RESISTANT LUGGAGE CONTAINER


[Picture of an automobile passing over the            [Picture illustrating an artist's rendition of an
  Company's Auto-Arrestor, which is spread across     ultrasound image of a handgun.]
  a highway. A spark appears underneath the           ACOUSTIC IMAGING DEVICE
  automobile.]
  AUTO-ARRESTOR

                                                      [Picture of a pepper spray gun and three
                                                      spherical gel balls.]
[Picture of a Hummer equipped with horn antennas      [Picture of an electrical projectile attached to
  for the detection of buried land mines.]            a piece of clothing.]
  GROUND PENETRATING MINE RADAR                       NON-LETHAL PROJECTILES

                                 [Jaymark Logo]

[Jaycor Logo]                                       [Jaycor Networks, Inc. Logo]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.


            Securities and Exchange Commission registration fee......  $    6,343
            NASD filing fee..........................................       2,593
            Nasdaq National Market fee...............................      20,800
            Accounting fees and expenses.............................     275,000
            Legal fees and expenses..................................     350,000
            Printing and engraving expenses..........................      90,000
            Transfer agent and registrar fees........................       6,000
            Blue Sky fees and expenses...............................      15,000
            Underwriter's expense allowance..........................     175,000
            Directors' and Officers' Insurance.......................      50,000
            Miscellaneous expenses...................................      34,264
                                                                         --------
                 Total...............................................  $1,025,000
                                                                         ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Restated Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors and officers to the full extent permitted by Delaware General Corporation Law, including the circumstances in which indemnification is otherwise discretionary under Delaware law, and authorize the Registrant to indemnify its employees and agents to such extent. In addition, the Registrant intends to enter into separate indemnity agreements with its directors and executive officers that require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors' and officers' liability insurance, if available on reasonable terms.


     These indemnification provisions and the indemnity agreements to be entered into between the Registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 31, 1994, the Registrant has issued and sold the following unregistered securities:

  (a)  Issuances of Shares of Common Stock.


     On October 24, 1996, pursuant to the terms of an Agreement for Purchase and Sale of Assets by and among the Company, Long John Productions, Inc. ("LJPI") and John Biffar ("Biffar"), Jaycor, Inc., a California corporation ("Jaycor"), issued and sold a total of 5,464 shares of its common stock (as adjusted for the three-for-five reverse split to be effected prior to the effectiveness of this Registration Statement (the "Stock Split")) to LJPI in Biffar's name, as partial consideration for the acquisition of certain assets in October 1995.



     Effective January 31, 1997, Jaycor reorganized into a holding company structure pursuant to an Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among Jaycor, Jaycor Acquisition Company, a California corporation, and Jaycor Emerging Technologies, Inc., a California corporation ("JETI"). Pursuant to the Reorganization Agreement, JETI issued 1,859,492 shares of its common stock to the shareholders of Jaycor and, accordingly, became the parent corporation of Jaycor and each of its wholly owned subsidiaries.



     On February 28, 1997, pursuant to the terms of an Employment Agreement by and between Jaycor and Robert M. Howell ("Howell"), JETI issued and sold a total of 2,148 shares of its common stock (as adjusted for the Stock Split) to Howell as partial consideration for services rendered thereunder.



     On March 5, 1997, Jaymark, Inc., a Delaware corporation ("Jaymark"), issued and sold 100 shares of its common stock to JETI. Prior to the effectiveness of this Registration Statement, Jaymark and JETI will enter into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) JETI will merge with and into Jaymark, with Jaymark as the surviving corporation, (ii) the 100 issued and outstanding shares of common stock of Jaymark will be canceled and retired, and (iii) each issued and outstanding share of common stock of JETI will convert into three-fifths of a share of Class B Common Stock of Jaymark.


  (b) Option Issuances to, and Exercises by, Employees and Directors.


     From January 31, 1994 to the present, Jaycor issued options to purchase a total of 352,800 shares of its common stock (as adjusted for the Stock Split) at exercise prices ranging from $1.95 to $6.48 per share to 34 employees and three non-employee directors. No consideration was paid to Jaycor by any recipient of any of the foregoing options for the grant of any such options. From January 31, 1994 to the present, Jaycor issued a total of 45,000 shares of its common stock (as adjusted for the Stock Split) to two employees upon exercise of stock options at an exercise price of $4.03 per share. On January 31, 1997, pursuant to the Reorganization Agreement, all of such outstanding options were converted into options to purchase shares of common stock of JETI. Upon the consummation of the merger contemplated by the Merger Agreement, each such outstanding option will convert into an option to purchase three-fifths of a share of Class B Common Stock of Jaymark.


     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     The issuances described in Items 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(b) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.


NUMBER                                   DESCRIPTION OF DOCUMENT
-------     ---------------------------------------------------------------------------------
 1.1**      Form of Underwriting Agreement.
 2.1+       Agreement for Purchase and Sale of Assets dated March 4, 1996 by and between the
            Company and Robert M. Howell.
 2.2+**     Agreement for Purchase and Sale of Assets dated October 24, 1995 by and among the
            Company, Long John Productions, Inc. and John Biffar.
 2.3+**     Agreement for Purchase and Sale of Assets dated March 22, 1996 by and between the
            Company and Robert L. Ritter.
 2.4**      Agreement and Plan of Reorganization dated January 30, 1997 by and among Jaycor, a California corporation, Jaycor Acquisition Company, a California corporation, and Jaycor Emerging Technologies, Inc., a California corporation.
 2.5        Form of Agreement and Plan of Merger by and between Jaycor Emerging Technologies,
            Inc., a California corporation, and Jaymark, Inc., a Delaware corporation.
 3.1**      Certificate of Incorporation of the Company.
 3.2        Bylaws of the Company.
 4.1        Specimen Class A Common Stock Certificate.
 4.2        Specimen Class B Common Stock Certificate.
 5.1*       Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
10.1**      Form of Indemnity Agreement.
10.2**      1980 Stock Option Plan and forms of agreements thereunder.
10.3**      1990 Incentive Stock Option Plan and form of agreement thereunder.
10.4**      1991 Non-Qualified Stock Option Plan and form of agreement thereunder.
10.5**      1996 Stock Option Plan, as amended, and forms of agreement thereunder.
10.6**      1997 Outside Directors Stock Option Plan and forms of agreement thereunder.
10.7*       Jaycor Networks, Inc. 1997 Stock Option Plan and forms of agreement thereunder.
10.8**      Employee Stock Ownership Plan, as amended.
10.9**      1997 Employee Stock Purchase Plan and form of agreement thereunder.
10.10**     401(k) Plan dated October 22, 1993, as amended.
10.11**     Money Purchase Pension Plan, dated October 22, 1993, as amended.
10.12**     Credit Agreement dated October 1, 1996 by and between the Company and Wells Fargo
            Bank.
10.13**     Assignment, Modification and Assumption Agreement and Consent dated February 3,
            1993 by and among the Company, Union Bank and Westerra Pacific Associates, and
            the underlying Building Loan Agreement, Note, Deed of Trust, Security Agreement
            and related modification agreements.
10.14**     Lease Agreement dated December 31, 1994 by and between the Company and Loup
            Management Company (Colorado Springs, Colorado).
10.15**     Lease Agreement dated April 17, 1996 by and between the Company and APA
            Properties No. 6,
10.16**     Deed of Lease dated December 6, 1995 by and between the Company and Advent Realty
            Limited Partnership II (McLean, Virginia).
10.17**     Retirement Agreement dated January 31, 1997 by and between the Company and Robert
            P. Sullivan, as amended.
10.18**     Form of Warrant Agreement by and between the Company and Brean Murray & Co., Inc.
10.19**     Deferred Compensation Agreement dated February 25, 1997 by and between the
            Company and Eric P. Wenaas.
10.20**     Forms of Deferred Compensation Plan Agreement.
11.1        Computation of earnings per share.
21.1**      Subsidiaries of the Registrant.
23.1        Consent of Price Waterhouse LLP (See page II-6).

NUMBER                                   DESCRIPTION OF DOCUMENT
-------     ---------------------------------------------------------------------------------
23.2*       Consent of Gray Cary Ware & Freidenrich, a Professional Corporation (included in
            Exhibit 5.1).
24.1**      Power of Attorney.
27.1        Financial Data Schedule.


---------------
 * To be filed by amendment.

** Previously filed as an exhibit to this Registration Statement.


 + Exhibits and schedules to this exhibit not filed herewith are identified in the table of contents therein. Upon request, the Registrant will furnish supplementally to the Commission any such omitted exhibit or schedule.


  (b)  Financial Statement Schedules

     All required information is set forth in the Consolidated Financial Statements included in the Prospectus constituting part of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424 (b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 13th day of May, 1997.


                                          JAYMARK, INC.


                                          By:       /s/ ERIC P. WENAAS


                                            ------------------------------------
                                            Eric P. Wenaas
                                            President and Chief Executive
                                              Officer
                                            (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                               TITLE                      DATE
------------------------------------------  ------------------------------  -------------------

/s/ ERIC P. WENAAS                          President, Chief Executive             May 13, 1997
------------------------------------------  Officer, Chairman of the Board
Eric P. Wenaas                              and Director (Principal
                                            Executive Officer)

P. RANDY JOHNSON*                           Vice President, Finance and            May 13, 1997
------------------------------------------  Chief Financial Officer
P. Randy Johnson                            (Principal Financial and
                                            Accounting Officer)

JAMES H. STUHMILLER*                        Director                               May 13, 1997
------------------------------------------
James H. Stuhmiller

TERRY M. FLANAGAN*                          Director                               May 13, 1997
------------------------------------------
Terry M. Flanagan

JOHN C. STISKA*                             Director                               May 13, 1997
------------------------------------------
John C. Stiska

JOHN S. FOSTER, JR.*                        Director                               May 13, 1997
------------------------------------------
John S. Foster, Jr.

DAVID R. HEEBNER*                           Director                               May 13, 1997
------------------------------------------
David R. Heebner

         *By: /s/ ERIC P. WENAAS
------------------------------------------
              Eric P. Wenaas
             Attorney-in-Fact

                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated May 13, 1997, relating to the financial statements of Jaymark, Inc., which appears in such Prospectus. We also consent to the references to us under the headings "Experts" and "Selected Consolidated Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Consolidated Financial Data."


/s/ PRICE WATERHOUSE LLP
PRICE WATERHOUSE LLP
San Diego, California

May 13, 1997

                                 EXHIBIT INDEX


NUMBER                                  DESCRIPTION OF DOCUMENT
------     ----------------------------------------------------------------------------------
 1.1**     Form of Underwriting Agreement.
 2.1+      Agreement for Purchase and Sale of Assets dated March 4, 1996 by and between the
           Company and Robert M. Howell.
 2.2+**    Agreement for Purchase and Sale of Assets dated October 24, 1995 by and among the
           Company, Long John Productions, Inc. and John Biffar.
 2.3+**    Agreement for Purchase and Sale of Assets dated March 22, 1996 by and between the
           Company and Robert L. Ritter.
 2.4**     Agreement and Plan of Reorganization dated January 30, 1997 by and among Jaycor, a
           California corporation, Jaycor Acquisition Company, a California corporation, and
           Jaycor Emerging Technologies, Inc., a California corporation.
 2.5       Form of Agreement and Plan of Merger by and between Jaycor Emerging Technologies,
           Inc., a California corporation, and Jaymark, Inc., a Delaware corporation.
 3.1**     Certificate of Incorporation of the Company.
 3.2       Bylaws of the Company.
 4.1       Specimen Class A Common Stock Certificate.
 4.2       Specimen Class B Common Stock Certificate.
 5.1*      Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
10.1**     Form of Indemnity Agreement.
10.2**     1980 Stock Option Plan and forms of agreements thereunder.
10.3**     1990 Incentive Stock Option Plan and form of agreement thereunder.
10.4**     1991 Non-Qualified Stock Option Plan and form of agreement thereunder.
10.5**     1996 Stock Option Plan, as amended, and forms of agreement thereunder.
10.6**     1997 Outside Directors Stock Option Plan and forms of agreement thereunder.
10.7*      Jaycor Networks, Inc. 1997 Stock Option Plan and forms of agreement thereunder.
10.8**     Employee Stock Ownership Plan, as amended.
10.9**     1997 Employee Stock Purchase Plan and form of agreement thereunder.
10.10**    401(k) Plan dated October 22, 1993, as amended.
10.11**    Money Purchase Pension Plan, dated October 22, 1993, as amended.
10.12**    Credit Agreement dated October 1, 1996 by and between the Company and Wells Fargo
           Bank.
10.13**    Assignment, Modification and Assumption Agreement and Consent dated February 3,
           1993 by and among the Company, Union Bank and Westerra Pacific Associates, and the
           underlying Building Loan Agreement, Note, Deed of Trust, Security Agreement and
           related modification agreements.
10.14**    Lease Agreement dated December 31, 1994 by and between the Company and Loup
           Management Company (Colorado Springs, Colorado).
10.15**    Lease Agreement dated April 17, 1996 by and between the Company and APA Properties
           No. 6,
10.16**    Deed of Lease dated December 6, 1995 by and between the Company and Advent Realty
           Limited Partnership II (McLean, Virginia).
10.17**    Retirement Agreement dated January 31, 1997 by and between the Company and Robert
           P. Sullivan, as amended.
10.18**    Form of Warrant Agreement by and between the Company and Brean Murray & Co., Inc.
10.19**    Deferred Compensation Agreement dated February 25, 1997 by and between the Company and Eric P. Wenaas.
10.20**    Forms of Deferred Compensation Plan Agreement.
11.1       Computation of earnings per share.
21.1**     Subsidiaries of the Registrant.
23.1       Consent of Price Waterhouse LLP (See page II-6).
23.2*      Consent of Gray Cary Ware & Freidenrich, a Professional Corporation (included in
           Exhibit 5.1).

NUMBER                                  DESCRIPTION OF DOCUMENT
------     ----------------------------------------------------------------------------------
24.1**     Power of Attorney.
27.1       Financial Data Schedule.


---------------
 * To be filed by amendment.

** Previously filed as an exhibit to this Registration Statement.


 + Exhibits and schedules to this exhibit not filed herewith are identified in the table of contents therein. Upon request, the Registrant will furnish supplementally to the Commission any such omitted exhibit or schedule.